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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

THE PEP BOYS – MANNY, MOE & JACK
(Name of Subject Company)

THE PEP BOYS – MANNY, MOE & JACK
(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

713278109
(CUSIP Number of Class of Securities)

Brian D. Zuckerman
SVP – General Counsel & Secretary
The Pep Boys – Manny, Moe & Jack
3111 W. Allegheny Ave.
Philadelphia, PA 19132
(215) 430-9000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
James W. McKenzie, Jr.
Colby Smith
Morgan, Lewis & Bockius LLP
1701 Market St.
Philadelphia, PA 19103-2921
(215) 963-5000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.    Subject Company Information

Name and Address

        The name of the subject company is The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the "Company," "Pep Boys," "we," "our" or "us"). The address of the Company's principal executive offices is 3111 West Allegheny Avenue, Philadelphia, Pennsylvania 19132, and its telephone number is (215) 430-9000.

Securities

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this "Statement") relates is the Company's common stock, par value $1.00 per share (the "Common Stock" or "Shares"). As of November 12, 2015, there were (a) 54,108,894 Shares issued and outstanding, (b) outstanding options (each, a "Company Option") to purchase 1,548,197 Shares under the Company 2014 Stock Incentive Plan (previously referred to as the Company 1999 Stock Incentive Plan and the Company 2009 Stock Incentive Plan) (the "Company Stock Plans"), (c) 528,118 Shares issuable pursuant to outstanding restricted stock unit awards granted pursuant to the Company Stock Plans representing the right to receive Shares that vest over the passage of time (including any such award that previously became vested, but which was deferred under the terms of such restricted stock unit award) (each, a "Company RSU"), (d) 604,614 Shares issuable pursuant to outstanding restricted stock unit awards granted pursuant to the Company Stock Plans representing the right to receive Shares that vest based on the level of achievement of performance goals (each, a "Company PSU"), (e) notional investments in 25,624 Shares under the Company Deferred Compensation Plan, as amended and restated effective as of January 31, 2014 (the "Company Deferred Compensation Plan") and (f) up to 20,000 Shares issuable with respect to the current offering period under the Company Employee Stock Purchase Plan (the "Company ESPP").

Item 2.    Identity and Background of Filing Person

Name and Address

        The Company is the person filing this Statement as well as the subject company. The Company's name, address and business telephone number are set forth in "Item 1. Subject Company Information," which information is incorporated herein by reference. The Company's website address is www.pepboys.com. The information on the Company's website is not considered a part of this Statement.

Tender Offer and Merger

        This Statement relates to the cash tender offer (the "Offer") by TAJ Acquisition Co., a Pennsylvania corporation ("Purchaser"), a wholly-owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company ("Parent"), a subsidiary of Bridgestone Americas, Inc. ("Bridgestone Americas"), to purchase all issued and outstanding Shares at a purchase price of $15.00 per Share, net to the holders thereof, in cash (the "Offer Price"), without interest thereon, less any applicable tax withholding. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the "Schedule TO"), filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the "SEC") on November 16, 2015, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2015 (as it may be amended or supplemented, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented, the "Letter of Transmittal"). The Offer to Purchase and Letter of Transmittal are being mailed with this

Statement, are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 26, 2015 (as it may be amended or supplemented from time to time, the "Merger Agreement"), by and among the Company, Parent and Purchaser. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference. The Merger Agreement is summarized under the heading "The Merger Agreement" in Section 11 entitled "Purpose of the Offer and Plans for Pep Boys; Transaction Documents" of the Offer to Purchase. The Merger Agreement provides, among other things, that as soon as practicable (and in any event within three business days) following Purchaser's acceptance for payment, upon the terms and subject to the conditions of the Offer set forth in the Merger Agreement, of all Shares validly tendered and not validly withdrawn at the then-scheduled expiration of the Offer (the "Offer Closing") and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the "Merger" and, together with the Offer and the other transactions contemplated by the Merger Agreement, the "Transactions"), with the Company surviving the Merger as a wholly owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share not purchased in the Offer, other than Shares held directly or indirectly by the Company, Parent or Purchaser or any of their respective wholly owned subsidiaries (which will automatically be cancelled and retired and will cease to exist) or any shareholder of the Company who duly exercises dissenters' rights under Pennsylvania law, will be converted into the right to receive an amount, in cash and without interest, equal to the Offer Price (the "Merger Consideration").

        In connection with the Merger, each outstanding Company Option under the Company Stock Plans, whether or not exercisable or vested, will become fully vested and exercisable, and will, as of the Effective Time, be cancelled and converted into the right of the holder thereof to receive from the Surviving Corporation as soon as administratively practicable following the Effective Time (in conjunction with the Surviving Corporation's regular payroll process) an amount in cash equal to the product of (a) the excess, if any, of the Merger Consideration over the applicable per Share exercise price of each such Company Option and (b) the number of Shares subject to such Company Option, less any applicable tax withholding. Any Company Option which has an exercise price that is equal to or more than the Merger Consideration will be cancelled without any cash payment. As of the Effective Time, each holder of Company Options will cease to have any rights with respect thereto, except for the right to receive the payment (if any) described in this paragraph.

        In connection with the Merger, each outstanding Company RSU will vest (to the extent not vested) and will be cancelled and converted into the right of the holder thereof to receive from the Surviving Corporation as soon as administratively practicable following the Effective Time (in conjunction with the Surviving Corporation's regular payroll process) an amount in cash equal to the product of (a) the Merger Consideration and (b) the number of units covered by such Company RSU that have not been settled or paid immediately prior to the Effective Time, less any applicable tax withholding. As of the Effective Time, each holder of Company RSUs will cease to have any rights with respect thereto, except for the right to receive the payment (if any) described in this paragraph. The Company will provide for the cancellation and conversion of the Company RSUs that were deferred in accordance with the requirements of Treasury Regulation Section 1.409A-3(j)(4)(ix)(B).

        In connection with the Merger, each outstanding Company PSU will vest as if the applicable performance goals had been achieved at the target level of performance at the end of the applicable performance period (to the extent not vested) and will be cancelled and converted into the right of the holder thereof to receive from the Surviving Corporation as soon as administratively practicable following the Effective Time (in conjunction with the Surviving Corporation's regular payroll process) an amount in cash equal to the product of (a) the Merger Consideration and (b) the number of vested units covered by such Company PSU that have not been settled or paid immediately prior to the

Effective Time, less any applicable tax withholding. As of the Effective Time, each holder of Company PSUs will cease to have any rights with respect thereto, except for the right to receive the payment (if any) described in this paragraph.

        The Merger Agreement provides that, as soon as administratively practicable after October 26, 2015, but no later than the day immediately prior to the date on which the first offering period that is regularly scheduled to commence under the Company ESPP after October 26, 2015, the Company will suspend the Company ESPP so that no further offering periods will commence after October 26, 2015. The Company has taken action to suspend the Company ESPP so that after the expiration of the current offering period of the Company ESPP, which began on October 1, 2015 and ends on December 31, 2015, no further offering periods will commence under the Company ESPP. With respect to the current offering period, each outstanding purchase right under the Company ESPP will be exercised in accordance with the terms of the Company ESPP on the regularly scheduled purchase date for the current offering period; provided that if the Effective Time occurs prior to December 31, 2015, then each outstanding right to purchase Shares under the Company ESPP during the current offering period will be exercised immediately prior to the Effective Time. The Company is required to use reasonable best efforts to provide at least ten days' prior written notice to each participant in the Company ESPP of such purchase. In connection with the Merger, all Shares held in the brokerage account under the Company ESPP, as well as Shares purchased under the last offering period of the Company ESPP, will, as of the Effective Time, be cancelled and converted into the right of the holder to receive from the Surviving Corporation as soon as administratively practicable following the Effective Time (in conjunction with the Surviving Corporation's regular payroll process) an amount of cash equal to the product of (a) the Merger Consideration and (b) the total number of Shares purchased under the Company ESPP by such participant.

        The Company Stock Plans and the Company ESPP will be terminated as of the Effective Time.

        In connection with the Merger, each notional investment in Shares under the Company Deferred Compensation Plan, whether or not vested, will, as of the Effective Time, become fully vested, and will, as of the Effective Time, be cancelled and converted into the right of the holder thereof to have allocated to the holder's account under the Company Deferred Compensation Plan an amount of cash equal to the product of (a) the Merger Consideration and (b) the number of Shares deemed invested under or otherwise referenced by such account immediately prior to the Effective Time. As of the Effective Time, each holder of notional investments in Shares under the Company Deferred Compensation Plan will cease to have any rights with respect to such notional investments, except for the right to receive the allocation described in this paragraph. The Company will provide for the cancellation and conversion of the notional investments under the Company Deferred Compensation Plan described in this paragraph in accordance with the requirements of Treasury Regulation Section 1.409A-3(j)(4)(ix)(B).

        The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer, the Merger and the other Transactions. The Merger Agreement has been included as an exhibit to this Statement to provide the Company's shareholders with information regarding the terms of the Merger Agreement and is not intended to provide any other factual information about the Company, Parent or Purchaser. In particular, the assertions embodied in the representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the execution of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk between the parties to the

Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Parent, or Purchaser, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures.

        Parent has formed Purchaser solely for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(A) to the Schedule TO, the business address and telephone number of Parent and Purchaser are 535 Marriott Drive, Nashville, Tennessee 37214, (615) 937-1000.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as disclosed in this Statement, in the information statement of the Company (the "Information Statement") attached to this Statement as Annex A, which is incorporated by reference herein, or as otherwise incorporated by reference herein, as of the date of this Statement, there is no material agreement, arrangement or understanding, or actual or potential conflict of interest between the Company or any of its affiliates, on one hand, and (a) the Company's executive officers, directors or affiliates or (b) Parent, Purchaser, or their respective executive officers, directors or affiliates, on the other hand.

        The Company is filing the Information Statement with the SEC and transmitting it to the Company's shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder in connection with the possible designation by Parent, after acquiring Shares pursuant to the Offer and pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company (the "Board") other than at a meeting of the Company's shareholders.

        For purposes of this Statement, any information contained in the documents incorporated herein by reference shall be deemed modified or superseded by this Statement to the extent that any information contained herein modifies or supersedes such information.

Arrangements between the Company, Parent and Purchaser

Merger Agreement

        A summary of the Merger Agreement is contained under the heading "Merger Agreement" in Section 11 entitled "Purpose of the Offer and Plans for Pep Boys; Transaction Documents" of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer, the Merger and the other Transactions and the parties' respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

        The Merger Agreement has been provided solely to inform investors of its terms. The Company's shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Purchaser, Parent or any of their respective subsidiaries or affiliates. See "Item 2. Identity and Background of Filing Person—Tender Offer and Merger" above for a description of the limitations on relying on the terms of the Merger Agreement.

Beneficial Ownership of Common Stock

        According to the Schedule TO, as of November 16, 2015, none of Parent or Purchaser beneficially owned any Shares.

Arrangements with Current Executive Officers and Directors of the Company

Overview

        In considering the recommendation of the Board set forth in "Item 4. The Solicitation or Recommendation—Recommendation of the Board," the Company's shareholders should be aware that certain executive officers and directors of the Company have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of the Company's shareholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that the Company's shareholders accept the Offer and tender their Shares in the Offer.

        The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors. The following summaries are qualified in their entirety by reference to the Merger Agreement, the Company Stock Plans, the Company ESPP, the Company Deferred Compensation Plan, the Company Account Plan, as amended and restated effective as of January 1, 2015 (the "Company Account Plan," and together with the Company Deferred Compensation Plan, the "Company Nonqualified Plans"), the Change of Control Agreements between the Company and each of Scott P. Sider, David R. Stern, Christopher J. Adams, Thomas J. Carey, Joseph A. Cirelli, James F. Flanagan, John J. Kelly, and Brian D. Zuckerman (collectively, the "Change of Control Agreements"), the Non-Competition Agreements between the Company and each of Scott P. Sider, David R. Stern, Christopher J. Adams, Thomas J. Carey, Joseph A. Cirelli, James F. Flanagan, John J. Kelly, Brian D. Zuckerman and Rodney Schriver (collectively, the "Non-Competition Agreements"), the Grantor Trust Agreement between the Company and Wachovia Bank, National Association dated January 31, 2004 (the "Grantor Trust Agreement") and the Company's Annual Incentive Bonus Plan. Each of the Merger Agreement, the Company Stock Plans, the Company ESPP, the Company Nonqualified Plans, a form of the Change of Control Agreements, a form of the Non-Competition Agreements, the Grantor Trust Agreement, the Company's Annual Incentive Bonus Plan and the most current form award agreement for each type of award granted under the Company Stock Plans has been filed as an exhibit to this Statement. Any description of the foregoing plans and agreements in this Statement does not purport to be complete and is qualified in its entirety by reference to such plan or agreement, as applicable, each of which is incorporated herein by reference. For further information with respect to the arrangements between the Company and its named executive officers, see the information included under "Item 8. Additional Information—Golden Parachute Compensation," which is hereby incorporated into this Item 3 by reference.

Consideration for Shares Tendered Pursuant to the Offer

        If the Company's executive officers and directors were to tender any Shares they beneficially own pursuant to the Offer, under the terms of the Merger Agreement, they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of the Company. As of November 12, 2015, the executive officers and directors of the Company beneficially owned, in the aggregate, 531,970 Shares (excluding for this purpose any Shares underlying Company Options, Company RSUs or Company PSUs that become vested in connection with the Merger, which are discussed in "—Consideration for Company Options" and "—Consideration for Company RSUs and Company PSUs," below, and any Shares purchased during the last offering period of the Company ESPP, which is discussed in "Item 2. Identity and Background of Filing Person—Tender Offer and Merger"). If the executive officers and directors were to tender all 531,970 Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive an aggregate of approximately $7,979,550 in cash, without interest and less any applicable tax withholding. To the Company's knowledge after making reasonable inquiry, all of the Company's executive officers and directors intend to tender all of their Shares in the Offer.

        The following table sets forth, as of November 12, 2015, the cash consideration that each executive officer and director that beneficially owns Shares (excluding Shares underlying Company Options, Company RSUs and Company PSUs that become vested in connection with the Merger, which are discussed in "—Consideration for Company Options" and "—Consideration for Company RSUs and Company PSUs," below and any Shares purchased during the last offering period of the Company ESPP, which is discussed in "Item 2. Identity and Background of Filing Person—Tender Offer and Merger") would be entitled to receive in respect of such Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Shares(1)	Consideration Payable in Respect of Shares
Robert H. Hotz	29,000	$435,000
Chairman of the Board
Scott P. Sider	—	$—
Chief Executive Officer and Director
Matthew Goldfarb	—	$—
Director
F. Jack Liebau, Jr.	—	$—
Director
Bruce M. Lisman	—	$—
Director
James A. Mitarotonda	321,227	$4,818,405
Director
Robert L. Nardelli	—	$—
Director
Robert Rosenblatt	—	$—
Director
Jane Scaccetti	25,292	$379,380
Director
John T. Sweetwood	16,833	$252,495
Director
Andrea M. Weiss	—	$—
Director
David R. Stern	21,089	$316,335
EVP—Chief Financial Officer
Christopher J. Adams	3,921	$58,815
SVP—Store Operations
Thomas J. Carey	11,240	$168,600
SVP—Chief Customer Officer
Joseph A. Cirelli	62,063	$930,945
SVP—Business Development
James F. Flanagan	8,123	$121,845
SVP—Chief Human Resources Officer
John J. Kelly	1,322	$19,830
SVP—Merchandising
Brian D. Zuckerman	31,860	$477,900
SVP—General Counsel & Secretary
Rodney Schriver	—	$—
VP—Finance & Chief Accounting Officer

(1)
This table does not include the number of Shares that the executive officers may purchase under the Company ESPP during the current offering period, as described in "Item 2. Identity and Background of Filing Person—Tender Offer and Merger," because such number is not determinable as of the date of this Statement and will depend on the percentage of compensation that the executive officer elects to have deducted for purposes of the Company ESPP. The purchase price for Shares under the Company ESPP is equal to 85% of the fair market value per Share on the purchase date. Mr. Flanagan is the only executive officer who currently participates in the Company ESPP. Based on his current payroll deductions and assuming that he does not withdraw from the Company ESPP or reduce his payroll deductions and the purchase price equals $12.75 per Share

  (which is 85% of the Merger Consideration), Mr. Flanagan would purchase 561 Shares in the current offering period under the Company ESPP. None of our non-employee directors are eligible to participate in the Company ESPP.

Effect of the Offer and the Merger Agreement on Equity Awards

        The discussion below describes the treatment of the Company's equity awards under the Merger Agreement. For more information regarding the treatment of an executive officer's benefits upon a termination of employment, see "—Agreements or Arrangements with Executive Officers of the Company—Change of Control Agreements" and "—Agreements or Arrangements with Executive Officers of the Company—Non-Competition Agreements," below.

Consideration for Company Options

        The Merger Agreement provides that, in connection with the Merger, each outstanding Company Option under the Company Stock Plans, whether or not exercisable or vested, will become fully vested and exercisable, and will, as of the Effective Time, be cancelled and converted into the right of the holder thereof to receive from the Surviving Corporation as soon as administratively practicable following the Effective Time (in conjunction with the Surviving Corporation's regular payroll process) an amount in cash equal to the product of (a) the excess, if any, of the Merger Consideration over the applicable per Share exercise price of each such Company Option and (b) the number of Shares subject to such Company Option, less any applicable tax withholding.

        Assuming that the Effective Time occurred on November 12, 2015, the following table sets forth the cash consideration each director and executive officer would be entitled to receive from the Surviving Corporation pursuant to the Merger Agreement in respect of such individual's outstanding vested and unvested Company Options. The amounts in the table below disregard any Company Options that have an exercise price equal to or greater than the Merger Consideration.

Name	Number of Shares Subject to Company Options	Weighted Average Exercise Price per Share	Consideration Payable in Respect of Company Options(1)
Robert H. Hotz	23,576	$9.28	$134,855
Scott P. Sider	93,204	$11.75	$302,913
Matthew Goldfarb	—	$—	$—
F. Jack Liebau, Jr.	—	$—	$—
Bruce M. Lisman	—	$—	$—
James A. Mitarotonda	23,576	$9.28	$134,855
Robert L. Nardelli	—	$—	$—
Robert Rosenblatt	—	$—	$—
Jane Scaccetti	23,576	$9.28	$134,855
John T. Sweetwood	23,576	$9.28	$134,855
Andrea M. Weiss	—	$—	$—
David R. Stern	109,710	$10.04	$544,608
Christopher J. Adams	75,359	$10.05	$372,956
Thomas J. Carey	76,630	$10.05	$379,505
Joseph A. Cirelli	105,197	$10.06	$519,727
James F. Flanagan	59,766	$9.75	$314,053
John J. Kelly	72,189	$9.72	$380,930
Brian D. Zuckerman	131,275	$9.00	$788,082
Rodney Schriver	11,236	$11.92	$34,607

(1)
Calculation based on the difference between (i) the Merger Consideration and (ii) the weighted average exercise price (rounded to the nearest cent) per Share for the Company Options held by each such director or executive officer.

Consideration for Company RSUs and Company PSUs

        The Merger Agreement provides that, in connection with the Merger, each outstanding Company RSU will vest (to the extent not vested) and will be cancelled and converted into the right of the holder thereof to receive from the Surviving Corporation as soon as administratively practicable following the Effective Time (in conjunction with the Surviving Corporation's regular payroll process) an amount in cash equal to the product of (a) the Merger Consideration and (b) the number of units covered by such award that have not been settled or paid immediately prior to the Effective Time, less any applicable tax withholding.

        Assuming that the Effective Time occurred on November 12, 2015, the following table sets forth the cash consideration that each director and executive officer would be entitled to receive from the Surviving Corporation pursuant to the Merger Agreement in respect of such individual's outstanding Company RSUs.

Name	Number of Shares Underlying Company RSUs	Consideration Payable in Respect of Company RSUs(1)
Robert H. Hotz(2)	46,664	$699,960
Scott P. Sider	16,424	$246,360
Matthew Goldfarb(2)	6,530	$97,950
F. Jack Liebau, Jr.(2)	6,530	$97,950
Bruce M. Lisman(2)	6,530	$97,950
James A. Mitarotonda(2)	44,017	$660,255
Robert L. Nardelli(2)	8,978	$134,670
Robert Rosenblatt(2)	21,437	$321,555
Jane Scaccetti(2)	43,495	$652,425
John T. Sweetwood(2)	43,495	$652,425
Andrea M. Weiss(2)	21,437	$321,555
David R. Stern	35,874	$538,110
Christopher J. Adams	30,625	$459,375
Thomas J. Carey	28,898	$433,470
Joseph A. Cirelli	26,628	$399,420
James F. Flanagan	30,007	$450,105
John J. Kelly	30,902	$463,530
Brian D. Zuckerman	28,460	$426,900
Rodney Schriver	2,066	$30,990

(1)
Calculated by multiplying (i) the number of outstanding Company RSUs held by each such director or executive officer by (ii) the Merger Consideration.

(2)
Includes the number of Shares subject to Company RSUs that previously became vested, but which were deferred under the terms of such Company RSUs.

        The Merger Agreement provides that, in connection with the Merger, each outstanding Company PSU will vest as if the applicable performance goals had been achieved at the target level of performance at the end of the applicable performance period (to the extent not vested) and will be cancelled and converted into the right of the holder thereof to receive from the Surviving Corporation as soon as administratively practicable following the Effective Time (in conjunction with the Surviving Corporation's regular payroll process) an amount in cash equal to the product of (a) the Merger Consideration and (b) the number of vested units covered by such award that have not been settled or paid immediately prior to the Effective Time, less any applicable tax withholding.

        Assuming that the Effective Time occurred on November 12, 2015, the following table sets forth the cash consideration that each executive officer would be entitled to receive from the Surviving Corporation pursuant to the Merger Agreement in respect of such individual's outstanding Company PSUs. None of the Company's directors hold Company PSUs.

Name	Number of Shares Underlying Company PSUs(1)	Consideration Payable in Respect of Company PSUs(2)
Scott P. Sider	32,849	$492,735
David R. Stern	44,096	$661,440
Christopher J. Adams	30,379	$455,685
Thomas J. Carey	30,892	$463,380
Joseph A. Cirelli	29,261	$438,915
James F. Flanagan	21,531	$322,965
John J. Kelly	25,939	$389,085
Brian D. Zuckerman	31,265	$468,975
Rodney Schriver	4,133	$61,995

(1)
Calculated as if the performance goals to which such Company PSUs are subject had been achieved at the target level of performance at the end of the applicable performance period.

(2)
Calculated by multiplying (i) the number of outstanding Company PSUs held by each such executive officer that will become vested at the Effective Time by (ii) the Merger Consideration.

Aggregate Consideration for Shares Underlying Equity Awards

        As of November 12, 2015, the executive officers and directors of the Company beneficially owned, in the aggregate, 1,558,212 Shares underlying Company Options (other than any Company Options that have an exercise price equal to or greater than the Merger Consideration), Company RSUs and Company PSUs that become vested in connection with the Merger. Upon the terms and conditions described in the foregoing summary, the executive officers and directors would receive from the Surviving Corporation as soon as administratively practicable following the Effective Time (in conjunction with the Surviving Corporation's regular payroll process) an aggregate of approximately $15,116,931 in cash, without interest and less any applicable tax withholding, in connection with Merger.

        Assuming that the Effective Time occurred on November 12, 2015, the following table sets forth the aggregate cash consideration that each executive officer would be entitled to receive from the Surviving Corporation pursuant to the Merger Agreement in respect of such individual's outstanding Company Options (other than any Company Options that have an exercise price equal to or greater than the Merger Consideration), Company RSUs and Company PSUs that become vested in connection with the Merger.

Name	Aggregate Number of Shares Underlying Company Options, Company RSUs and Company PSUs(1)	Aggregate Consideration Payable in Respect of Company Options, Company RSUs and Company PSUs(2)
Robert H. Hotz(3)	70,240	$834,815
Scott P. Sider(4)	142,477	$1,042,008
Matthew Goldfarb	6,530	$97,950
F. Jack Liebau, Jr.	6,530	$97,950
Bruce M. Lisman	6,530	$97,950
James A. Mitarotonda(5)	67,593	$795,110
Robert L. Nardelli	8,978	$134,670
Robert Rosenblatt	21,437	$321,555
Jane Scaccetti(6)	67,071	$787,280
John T. Sweetwood(7)	67,071	$787,280
Andrea M. Weiss	21,437	$321,555
David R. Stern(8)	189,680	$1,744,158
Christopher J. Adams(9)	136,363	$1,288,016
Thomas J. Carey(10)	136,420	$1,276,355
Joseph A. Cirelli(11)	161,086	$1,358,062
James F. Flanagan(12)	111,304	$1,087,123
John J. Kelly(13)	129,030	$1,233,545
Brian D. Zuckerman(14)	191,000	$1,683,957
Rodney Schriver(15)	17,435	$127,592

(1)
The number of Shares included in this column (i) disregards any Company Options that have an exercise price equal to or greater than the Merger Consideration, (ii) includes the number of Shares subject to Company RSUs that previously became vested, but which were deferred under the terms of such Company RSUs and (iii) includes the number of Shares subject to Company PSUs that become vested in connection with the Merger determined as if the applicable performance goals had been achieved at the target level of performance at the end of the applicable performance period.

(2)
The aggregate consideration with respect to Company Options is calculated based on the difference between (i) the Merger Consideration and (ii) the weighted average exercise price (rounded to the nearest cent) per Share for the Company Options held by each such director and executive officer. The aggregate consideration with respect to Company RSUs and Company PSUs is calculated by multiplying the number of all outstanding Company RSUs and Company PSUs that become vested in connection with the Merger held by each such director and executive officer by the Merger Consideration.

(3)
Based on the weighted average exercise price (rounded to the nearest cent) per Share of $9.28 for such Company Options held by such individual.

(4)
Based on the weighted average exercise price (rounded to the nearest cent) per Share of $11.75 for such Company Options held by such individual.

(5)
Based on the weighted average exercise price (rounded to the nearest cent) per Share of $9.28 for such Company Options held by such individual.

(6)
Based on the weighted average exercise price (rounded to the nearest cent) per Share of $9.28 for such Company Options held by such individual.

(7)
Based on the weighted average exercise price (rounded to the nearest cent) per Share of $9.28 for such Company Options held by such individual.

(8)
Based on the weighted average exercise price (rounded to the nearest cent) per Share of $10.04 for such Company Options held by such individual.

(9)
Based on the weighted average exercise price (rounded to the nearest cent) per Share of $10.05 for such Company Options held by such individual.

(10)
Based on the weighted average exercise price (rounded to the nearest cent) per Share of $10.05 for such Company Options held by such individual.

(11)
Based on the weighted average exercise price (rounded to the nearest cent) per Share of $10.06 for such Company Options held by such individual.

(12)
Based on the weighted average exercise price (rounded to the nearest cent) per Share of $9.75 for such Company Options held by such individual.

(13)
Based on the weighted average exercise price (rounded to the nearest cent) per Share of $9.72 for such Company Options held by such individual.

(14)
Based on the weighted average exercise price (rounded to the nearest cent) per Share of $9.00 for such Company Options held by such individual.

(15)
Based on the weighted average exercise price (rounded to the nearest cent) per Share of $11.92 for such Company Options held by such individual.

Agreements or Arrangements with Executive Officers of the Company

Change of Control Agreements

        The Change of Control Agreements provide certain change of control benefits to the executive officers of the Company. The description of the potential compensation to be provided to the Company's named executive officers in connection with the change of control that will result upon the Offer Closing under "Item 8. Additional Information—Golden Parachute Compensation" is incorporated by reference herein.

        The Change of Control Agreements provide that upon the occurrence of a change of control (as defined in the Change of Control Agreements), and for the two-year period after the date of a change of control (other than with respect to Mr. Sider, in which case such period is one year) (referred to as the "Employment Period"), the executive officer's position (including status, offices, titles and reporting requirements), authority, duties and responsibilities will be at least comparable in all material respects with the most significant of those held, exercised and assigned to such executive officer at any time during the 90-day period immediately preceding the date of the change of control, and such services will be performed at the location where such executive officer was employed immediately preceding the date of the change of control or at an office or location less than 50 miles from such location.

        In addition, during the Employment Period, (a) each executive officer will have an annual rate of base salary at least equal to the annual rate of base salary paid to the executive officer during the 90-day period immediately preceding the month in which the change of control occurs, (b) each executive officer will be eligible to participate in savings, pension and retirement plans and programs applicable to other similarly positioned executives, that provide in the aggregate compensation, benefits and reward opportunities no less favorable than the most favorable of those provided by the Company during the 90-day period immediately preceding the date of the change of control or, if more favorable, as provided at any time thereafter with respect to other similarly positioned executives, and (c) each executive officer and his or her family will be eligible to participate in health and welfare benefit plans, including, without limitation, medical, supplemental medical, prescription, dental, disability, salary continuance, life, accidental death and travel accident insurance plan and programs, that are no less favorable to any benefit plans in effect during the 90-day period immediately preceding the date of the change of control, or, if more favorable, as provided at any time thereafter with respect to other similarly positioned executives. Also, during the Employment Period, each executive officer will have an annual bonus at least equal to the greater of (x) the average annual dollar bonus amount that was earned by the executive officer under the Company's Annual Incentive Bonus Plan (or any predecessor or successor plan, policy or arrangement) for the three completed fiscal years of the Company immediately prior to the date of the change of control or (y) the executive officer's target bonus amount under the Company's Annual Incentive Bonus Plan for the fiscal year which includes the date of the change of control or, if no target has been set for such fiscal year, the target bonus amount for the immediately preceding fiscal year.

        The Change of Control Agreements also provide that, during the Employment Period, the executive officer will be entitled to have an office and support staff of a size that is at least equal to that provided to the executive officer during the 90-day period immediately prior to the date of the change of control or, if more favorable, as provided at any time thereafter with respect to other similarly positioned executives. During the Employment Period, the executive officer will be entitled to vacation in accordance with the most favorable Company policies as in effect at any time during the 90-day period immediately preceding the date of the change of control or, if more favorable, as in effect at any time thereafter with respect to other similarly positioned executives.

        The Change of Control Agreements also provide that upon a termination of employment by the Company without "cause" or by the executive officer for "good reason" (each as defined in the executive officer's Change of Control Agreement) (a "Qualifying Termination") (a) within the 12-month period prior to the effective date of a change of control, provided the executive officer can reasonably demonstrate that such termination was at the request of a third party who has taken steps reasonably calculated to effect a change of control or otherwise arose in connection with a change of control, or (b) during the two-year period (other than with respect to Mr. Sider, in which case such period is one year) following the effective date of a change of control, the executive officer will be entitled to receive a lump sum cash payment within ten days following such Qualifying Termination equal to the sum of the following amounts:

  •
  an amount equal to two times the sum of (a) the executive officer's base salary and (b) the greater of (x) the average annual bonus that the executive officer earned under the Company's Annual Incentive Plan for the three completed fiscal years immediately prior to the date of such Qualifying Termination or (y) the executive officer's target bonus for the fiscal year in which such Qualifying Termination occurs or, if no target bonus amount has been set for the executive officer for such fiscal year, the executive officer's target bonus amount for the immediately prior fiscal year (the "Target Bonus") (other than Mr. Sider, who will be entitled to an amount equal to one times his base salary and Target Bonus);

  •
  an amount equal to a pro rata portion of the executive officer's Target Bonus;

  •
  an amount equal to 24 (other than Mr. Sider, in which case such amount equals 12) multiplied by the applicable monthly COBRA premium as in effect on the date of the executive officer's termination that the executive officer would have to pay to continue welfare benefits for which COBRA continuation rights are available for the executive officer and, where applicable, his or her family;

  •
  an amount equal to 24 (other than Mr. Sider, in which case such amount equals 12) multiplied by the applicable monthly premium or allowance as in effect on the date of the executive officer's termination that would have to be paid to continue the programs and benefits which are available to the executive officer and, where applicable, his or her family, with respect to health and welfare benefit plans, including, without limitation, disability, salary continuance, life, accidental death and travel accident insurance plans, programs and policies, required to be provided under his or her Change of Control Agreement during the Employment Period (other than the welfare benefits described above for which the COBRA premium is paid); and

  •
  to the extent not otherwise paid, base salary earned through the date of the Qualifying Termination, plus any earned but unpaid bonus and any accrued vacation pay.

        In addition to the foregoing, upon the Qualifying Termination of the executive officer, all unvested Company Options, Company RSUs, Company PSUs and any other unvested stock or stock-based awards held by the executive officer will become fully vested and exercisable (at target level with respect to performance-based awards). Each executive officer will also receive upon the Qualifying Termination vesting credit for two additional years, but no additional contributions, for purposes of calculating "years of service" under any savings, pension and retirement plans or programs.

        Further, to the extent that any payment or distribution provided to an executive officer under his or her Change of Control Agreement or otherwise becomes subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, as amended (the "Code"), in connection with a change of control, then the benefits will be payable either (a) in full or (b) as to such lesser amount that would result in no portion of such benefits being subject to the excise tax under Section 4999 of the Code, whichever of the foregoing amounts (taking into consideration applicable taxes, including the excise tax under Section 4999) would result in the receipt by the executive officer on an after-tax basis of the greatest amount of benefits (even if some of such benefits are taxable under Section 4999 of the Code). No executive officer is entitled to tax gross-ups on any of the payments and benefits under the Change of Control Agreements.

        The payments under the Change of Control Agreements are conditioned upon the executive officer's continuing compliance with non-competition, non-solicitation of Company employees, and confidentiality covenants contained in the Change of Control Agreements. The non-competition and non-solicitation of Company employee covenants agreed to by each executive officer under his or her Change of Control Agreement are of a two-year period (except for such covenants agreed to by Mr. Sider, which are for a one-year period) following any termination of such executive officer's employment (other than on account of disability), and the confidentiality covenant contained therein remains in effect at all times following any termination of such executive officer's employment.

        The Offer Closing will constitute a "change of control" under the terms of the Change of Control Agreements and the executive officers will become eligible to receive the payments and benefits under the Change of Control Agreements described above if they experience a Qualifying Termination during the 12-month period prior to the Effective Time or the 24-month period following the Effective Time (except for Mr. Sider, which period is 12 months following the Effective Time).

        The following table presents, with respect to each executive officer, an estimate of the potential payments and benefits payable under the Change of Control Agreements assuming that the Effective Time occurred on November 12, 2015 and the executive officer experiences a simultaneous Qualifying Termination. In addition to the amounts set forth in the table below, all unvested Company Options, Company RSUs and Company PSUs held by each director and executive officer will become fully vested and exercisable (with Company PSUs becoming vested at the target level of performance) pursuant to the Merger Agreement. The table below does not include the value of such acceleration. For more information regarding the value of such acceleration, see "—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards" above. Also, pursuant to the Merger Agreement, the executive officers who participate in the Company Nonqualified Plans will become fully vested in their benefits under the Company Nonqualified Plans at the Effective Time, to the extent not previously vested. The table below does not include the unvested account balance under the Company Nonqualified Plans for the executive officers. For more information regarding the unvested account balance for each executive officer, see "—Arrangements with Current Executive Officers and Directors of the Company—Nonqualified Deferred Compensation Plans," below.

Name	Annual Base Salary and Target Bonus(1)	Pro Rata Portion of Bonus(2)	Value of Benefits(3)	Total
Scott P. Sider	$1,600,000	$330,959	$66,350	$1,997,309
David R. Stern	$1,477,840	$247,271	$39,258	$1,764,369
Christopher J. Adams	$1,030,225	$124,824	$53,346	$1,208,395
Thomas J. Carey	$1,056,006	$127,948	$38,438	$1,222,392
Joseph A. Cirelli	$975,623	$118,208	$16,260	$1,110,091
James F. Flanagan	$961,350	$116,479	$47,954	$1,125,783
John J. Kelly	$1,131,000	$137,034	$57,718	$1,325,752
Brian D. Zuckerman	$1,049,307	$127,136	$46,814	$1,223,257
Rodney Schriver(4)	$—	$—	$—	$—

(1)
Annual base salary is calculated as an amount equal to the executive officer's base salary at the time of the assumed Qualifying Termination, assuming such base salary is equal to the executive officer's current base salary, multiplied by two (other than Mr. Sider, whose base salary is multiplied by one). Target bonus is calculated as an amount equal to the executive officer's target bonus at the time of the assumed Qualifying Termination, assuming such target bonus is equal to the executive officer's 2015 fiscal year target bonus opportunity, multiplied by two (other than Mr. Sider, whose target bonus is multiplied by one). For purposes of this calculation, it is assumed that the executive officer's target bonus opportunity for the 2015 fiscal year is greater than the average annual bonus amount that such executive officer earned for the three completed fiscal years immediately prior to the fiscal year in which the Qualifying Termination has occurred. The annual base salary and target bonus amounts are paid to the executive officer in a single lump sum cash payment.

(2)
Calculated as an amount equal to the pro rata portion of the executive officer's target bonus at the time of the assumed Qualifying Termination, assuming such target bonus is equal to the executive officer's 2015 fiscal year target bonus opportunity, multiplied by a fraction, the numerator of which is 285 (except for Mr. Sider, in which case such numerator is 151) (which is the number of days in the 2015 fiscal year measured from the first day of the fiscal year on which the executive officer was employed by the Company to the date of the assumed Qualifying Termination) and the denominator of which is 365. For purposes of this calculation, it is assumed that the executive officer's target bonus opportunity for the 2015 fiscal year is greater than the average annual bonus amount that such executive officer earned for the three completed fiscal years immediately prior to the fiscal year in which the Qualifying Termination has occurred. This amount is paid to the executive officer in a single lump sum cash payment.

(3)
Calculated as the sum of (i) an amount equal to 24 (other than Mr. Sider, in which case such amount equals 12), multiplied by the applicable monthly COBRA premium as in effect on the date of the executive officer's termination that the executive officer would have to pay to continue the welfare benefits for which COBRA continuation coverage is available under COBRA for the executive officer and, where applicable, his or her family, and (ii) an amount equal to 24 (other than Mr. Sider, in which case such amount equals 12) multiplied by the applicable monthly premium or allowance as in effect on the date of the executive officer's termination that would have to be paid to continue the welfare benefits for which COBRA continuation rights are available for the executive officer and, where applicable, his or her family, with respect to health and welfare benefits, including, without limitation, disability, salary continuance, life, accidental death and travel accident plans, programs and policies, required to be provided under the executive officer's Change of Control Agreement during the Employment Period (other than welfare benefits described in clause (i) above). This amount is paid to the executive officer in a single lump sum cash payment.

(4)
Mr. Schriver has not entered into a Change of Control Agreement as of the date of this Statement; however, under the terms of Mr. Schriver's Non-Competition Agreement, in the event he is terminated without "cause" (as defined in his Non-Competition Agreement), he is entitled to receive a lump sum cash payment equal to $225,000, which represents Mr. Schriver's base salary for one year. For additional information on Non-Competition Agreements, see "—Non-Competition Agreements," below.

Non-Competition Agreements

        The Company entered into the Non-Competition Agreements with its executive officers in order to prevent the executive officers from soliciting our employees or competing with us if they were to leave the Company. As consideration for such restrictive covenants, the Non-Competition Agreements provide that if the applicable executive officer is terminated by the Company without "cause" (as defined in each executive officer's Non-Competition Agreement), the executive officer will receive a lump sum payment equal to one year of the executive officer's base salary. However, if the executive officer is terminated during a period covered by the Change of Control Agreement (other than Mr. Schriver who has not entered into a Change of Control Agreement as of the date of this Statement), the executive officer will receive the severance benefits under the Change of Control Agreement and not the Non-Competition Agreement.

        The payments under the Non-Competition Agreements are conditioned upon the executive officer's execution of a release of claims and the executive officer's continuing compliance with non-competition and non-solicitation of Company employee covenants contained in the Non-Competition Agreements. The non-competition and non-solicitation of Company employee covenants agreed to by each executive officer under his or her Non-Competition Agreement are of a 12-month duration following any termination of employment. The Non-Competition Agreements do not include "tax gross-up" provisions.

Nonqualified Deferred Compensation Plans

        The Company maintains the Company Nonqualified Plans, in which certain of our executive officers participate. Our directors do not participate in the Company Nonqualified Plans. The Company is required to terminate and liquidate the Company Nonqualified Plans for all participants at the Effective Time in connection with the Merger. Accordingly, as a result of the Merger, each of our executive officers who is a participant in the Company Nonqualified Plans will become fully vested in the amounts credited to their accounts under these plans, to the extent not previously vested at the Effective Time, and each of our executive officers will receive cash payments equal to the value of the amounts credited to their accounts under these plans as soon as administratively practicable after the Effective Time (in conjunction with the Surviving Corporation's regular payroll practices). As a result of the termination and liquidation of our Company Nonqualified Plans in connection with the Merger, the executive officers who participate in these plans will be entitled to payment of the amounts deferred under such plans earlier than otherwise would result if the Merger were not consummated.

        With respect to each of our executive officers that participate in the Company Account Plan, the following table sets forth the value of such executive officer's account balance under the Company Account Plan, assuming the Effective Time occurred as of November 12, 2015 and the Company Account Plan is terminated on such date.

Company Account Plan

Name	Vested Account Balance(1)	Unvested Account Balance(2)	Aggregate Account Balance(3)
Scott P. Sider	$—	$—	$—
David R. Stern	$—	$44,684	$44,684
Christopher J. Adams	$—	$27,662	$27,662
Thomas J. Carey	$—	$40,150	$40,150
Joseph A. Cirelli	$198,829	$—	$198,829
James Flanagan	$—	$21,175	$21,175
John J. Kelly	$—	$—	$—
Brian D. Zuckerman	$374,223	$—	$374,223
Rodney Schriver	$—	$—	$—

(1)
The value of the vested balance for each executive officer is based on the value of the account on November 12, 2015.

(2)
The value of the unvested balance for each executive officer is based on the value of the account on November 12, 2015.

(3)
The aggregate value is determined as of November 12, 2015. However, the actual value of such account balance for each executive officer at the time of termination of the Company Account Plan in connection with the Merger is not yet determinable as such value will depend on the value of such account at the time of the termination of the Company Account Plan, which value will depend on the investment return with respect to the amounts credited to the executive officer's account after November 12, 2015.

        With respect to each of our executive officers that participate in the Company Deferred Compensation Plan, the following table sets forth the value of such executive officer's account balance under the Company Deferred Compensation Plan assuming the Effective Time occurred as of November 12, 2015 and the Company Deferred Compensation Plan was terminated as of such date.

 Company Deferred Compensation Plan

Name	Vested Account Balance(1)	Unvested Account Balance(2)	Aggregate Account Balance(3)
Scott P. Sider	$—	$—	$—
David R. Stern(4)	$53,403	$10,681	$64,084
Christopher J. Adams	$—	$—	$—
Thomas J. Carey(4)	$33,644	$6,729	$40,373
Joseph A. Cirelli	$38,558	$—	$38,558
James Flanagan	$—	$—	$—
John J. Kelly	$46,631	$—	$46,631
Brian D. Zuckerman	$—	$—	$—
Rodney Schriver	$—	$—	$—

(1)
The value of the vested balance for each executive officer is based on the value of the account on November 12, 2015.

(2)
The value of the unvested balance for each executive officer is based on the value of the account on November 12, 2015.

(3)
The aggregate value is determined as of November 12, 2015. However, the actual value of such account balance for each executive officer at the time of termination of the Company Deferred Compensation Plan in connection with the Merger is not yet determinable as such value will depend on the value of such account at the time of the termination of the Company Deferred Compensation Plan, which value will depend on the investment return with respect to the amounts credited to the executive officer's account after November 12, 2015.

(4)
The account balance for such executive officer consists of the fair market value of notional investments in Shares as of November 12, 2015, each of which is cancelled and converted into the right of the holder thereof to receive an allocation to his account in an amount equal to the Merger Consideration.

Grantor Trust Agreement

        Pursuant to the terms of the Grantor Trust Agreement, upon a Potential Change in Control (as defined therein), the Company is required, as soon as possible, but in no event longer than 30 days following the occurrence of the Potential Change in Control, to make a contribution to the grantor trust in an amount that is sufficient (taking into account trust assets resulting from prior contributions) to fund the trust in an amount equal to no less than 100% but no more than 120% of the amount necessary to pay each participant the benefits to which such participant would be entitled pursuant to the terms of the Company Nonqualified Plans and the Change of Control Agreements as of the date of the Potential Change in Control. The Company estimates that the amount that will be contributed to the grantor trust as described in this paragraph would not exceed $15 million.

        In addition, pursuant to the terms of the Grantor Trust Agreement, upon a Change in Control (as defined therein), the Company is required, as soon as possible, but in no event later than 30 days following the occurrence of the Change in Control, to contribute to the grantor trust an additional amount that is sufficient (taking into account trust assets resulting from prior contributions) to fund the trust in an amount equal to no less than 100% but no more than 120% of the amount necessary to pay each participant the benefits to which such participant would be entitled pursuant to the terms of the Company Nonqualified Plans and the Change of Control Agreements as of the date of the Change in Control. The Company must also fund an expense reserve for the trustee and other service providers, which will be equal to the amount estimated to be sufficient to pay all fees and expenses that may thereafter become due. As of the date of this Statement, it is not possible to determine the amount that would be required to be contributed to the grantor trust as described in this paragraph.

2015 Bonuses

        The Merger Agreement provides that the Company may pay the bonus payments for the Company's 2015 fiscal year to certain individuals on December 31, 2015 in an amount calculated based on a reasonable forecast of actual performance at the time of such payment, as long as any individual who would receive any such payment executes an acknowledgment related to such payments in the form provided by the Company. The following executive officers are eligible for this accelerated bonus payment: Scott P. Sider, David R. Stern, Brian D. Zuckerman, Thomas J. Carey, John J. Kelly, Joseph A. Cirelli, James F. Flanagan, and Christopher J. Adams. As of the date of this Statement, the actual amount of the portion of the bonus payments for the Company's 2015 fiscal year to be paid on December 31, 2015, if any, to the above individuals has not been determined.

        In addition, the Company will pay a bonus payment to Mr. Zuckerman on or before December 31, 2015 in the amount of $250,000, which bonus payment is payable to him separate and apart from the Company's Annual Incentive Bonus Plan for the 2015 fiscal year.

Agreements or Arrangements with Directors of the Company

        The directors of the Company have equity awards that will be treated in the same manner as described above in "Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards." For additional information regarding the compensation of the Company's non-employee directors for the Company's 2014 fiscal year, see the section entitled "Corporate Governance—How are directors compensated?" in the Information Statement attached as Annex A to this Statement.

Effect of Merger Agreement on Employee Benefits

        Pursuant to the Merger Agreement, Parent, Purchaser and the Company have agreed that each Company employee who continues as an employee of the Surviving Corporation or any of its respective subsidiaries following the consummation of the Merger (each a "Company Employee") will, until the earlier of the termination of such Company Employee's employment with such entities or the first anniversary of the Effective Time, be entitled to (a) compensation (including, without limitation, base salary and target bonus opportunity, but excluding any equity-based compensation) that is, in the aggregate, no less favorable than the aggregate compensation (excluding any equity-based compensation) being provided to Company Employees immediately prior to the Effective Time, and (b) benefits programs that are, in the aggregate, not materially less favorable than the aggregate benefits programs being provided to the Company Employees immediately prior to the Effective Time.

        The Merger Agreement further provides that, for purposes of eligibility and vesting under the employee benefit plans of Parent, the Company, the Company's subsidiaries or any of their affiliates providing benefits to any Company Employees after the closing of the Merger (the "New Plans"), and for purposes of accrual of vacation and other paid time off and severance benefits under New Plans, each Company Employee will be credited with his or her years of service with the Company, the Company's subsidiaries and their affiliates (and any additional service with a predecessor employer) before the Closing to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company benefit plan. In addition, (a) each Company Employee will be immediately eligible to participate, without any waiting time, in the New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company benefit plan in which such Company Employee participated immediately before the replacement, and (b) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, to the extent permitted under the applicable New Plan, Parent will cause such New Plan to waive (1) all pre-existing condition exclusions and actively-at-work requirements for such Company Employees and his or her eligible dependents and (2) any eligible expenses incurred by such Company

Employee and his or her covered dependents under a Company benefit plan during the plan year of the New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. For the avoidance of doubt, no Company Employee will be credited with his or her years of service with the Company, the Company's subsidiaries or their affiliates before the Closing, for any purpose, under any employee benefit plans of Parent, the Company, the Company's subsidiaries or their affiliates that are closed for purposes of participation by new participants.

        As of the date of this Statement, no members of the Company's current management have entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates to provide continuing employment with the Surviving Corporation or any of its subsidiaries, except with respect to the Change of Control Agreements and the Non-Competition Agreements. Although it is possible that certain members of the Company's current management team will enter into arrangements with Parent, the Company or their affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Parent, as of the date of this Statement, no such arrangements have been entered into between members of the Company's current management and representatives of Parent, the Company or their respective affiliates.

Directors' and Officers' Indemnification, Exculpation and Insurance

Pennsylvania Business Corporation Law

        Section 1741 of the Pennsylvania Business Corporation Law of 1988, as amended (together with the Pennsylvania Entity Transactions Law, the "PBCL"), subject to certain limitations, provides that a business corporation has the power to indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding (other than one brought by or on behalf of the corporation), whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        In the case of an action by or in the right of the corporation, Section 1742 of the PBCL authorizes indemnification of each such person acting as a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise who acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, but only to the extent of expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action. Furthermore, no indemnification under Section 1742 may be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless, and only to the extent that, a court determines upon application that, despite the adjudication of liability but in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

        Section 1744 of the PBCL provides that, unless ordered by a court, any indemnification under Sections 1741 or 1742 referred to above may be made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in Section 1741 or Section 1742. Such determination must be made:

  •
  By the board of directors of the corporation by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding;

  •
  If such a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

  •
  By the shareholders of the corporation.

        In addition to the authorized indemnification under Sections 1741 and 1742 of the PBCL, Section 1743 of the PBCL provides that to the extent that a director, officer, employee or agent of a business corporation is successful on the merits or otherwise in defense of any proceeding referred to above, or in defense of any claim, issue or matter therein, such person must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

        Section 1745 of the PBCL provides that expenses (including attorneys' fees) incurred by an officer, director, employee or agent of a business corporation in defending any action or proceeding may be paid by the corporation in advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the indemnitee to repay the amount advanced if it is ultimately determined that the indemnitee is not entitled to be indemnified by the corporation.

        Section 1746 of the PBCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the provisions summarized above are not exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of the shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding that office, and that indemnification may be granted under any bylaw, agreement, vote of the shareholders or disinterested directors or otherwise for any action taken or any failure to take any action whether or not the corporation would have the power to indemnify the indemnitee under any other provision of law and whether or not the indemnified liability arises or arose from any action by or in the right of the corporation, provided, however, that no indemnification may be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

        Section 1747 of the PBCL permits a business corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against any liability asserted against such person and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the indemnitee against such liability under applicable provisions of the PBCL.

        Section 1750 of the PBCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the subchapter governing indemnification will, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent of the corporation and will inure to the benefit of the heirs and personal representatives of such director, officer, employee or agent.

The Company's Amended and Restated Bylaws

        Article VII ("Article VII") of the Company's Amended and Restated Bylaws (the "Bylaws") provides that no director of the Company will be personally liable for monetary damages as such for any action taken or any failure to take any action unless: (a) the director has breached or failed to perform the duties of his or her office under Section 1721 of the PBCL, and (b) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness; provided, however, that this provision will not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes pursuant to local, Pennsylvania or federal law.

        Article VII further provides that:

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  Each director or officer of the Company who is party to a proceeding by reason of the fact that such person was acting in the capacity of director or officer of the Company or otherwise at the request of the Company (each, an "Indemnitee") will be indemnified and held harmless by the Company for all actions taken by him or her and for all failures to take action (regardless of the date of any such action or failure to take action) to the fullest extent permitted by Pennsylvania law against all expense, liability and loss (including without limitation attorneys' fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any proceeding. No indemnification under this provision of Article VII will be made, however, in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

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  The right to indemnification provided in Article VII will include the right to have the expenses incurred by the Indemnitee in defending any proceeding paid by the Company in advance of the final disposition of the proceeding to the fullest extent permitted by Pennsylvania law; provided that, if Pennsylvania law continues so to require, the payment of such expenses incurred by the Indemnitee in advance of the final disposition of a proceeding will be made only upon delivery to the Company of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced without interest if it will ultimately be determined that the Indemnitee is not entitled to be indemnified under this provision or otherwise.

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  Indemnification under Article VII will continue as to an Indemnitee who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors and administrators.

        In addition, under Article VII, the Company may, by action of the Board and to the extent provided in such action, indemnify employees and other persons as though they were Indemnitees. To the extent that an employee or agent of the Company has been successful on the merits or otherwise in defense of any proceeding or in defense of any claim, issue or matter therein, the Company will indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

        The rights to indemnification and to the advancement of expenses provided in Article VII will not be exclusive of any other rights that any person may have or hereafter acquire under any statute, provision of the Company's Amended and Restated Articles of Incorporation (the "Articles") or Bylaws, agreement, vote of shareholders or directors, or otherwise.

        Article VII permits the Company to purchase and maintain insurance, at its expense, for the benefit of any person on behalf of whom insurance is permitted to be purchased by Pennsylvania law against any expense, liability or loss, whether or not the Company would have the power to indemnify such person under Pennsylvania or other law. The Company may also purchase and maintain insurance to insure its indemnification obligations whether arising hereunder or otherwise. In addition, the Company may create a fund of any nature, which may, but need not be, under the control of a trustee, or otherwise may secure in any manner its indemnification obligations, whether arising hereunder, under the Articles, by agreement, vote of shareholders or directors, or otherwise. The Company has in place directors' and officers' liability insurance, which is subject to standard terms, conditions and exclusions.

        Provisions in Article VII relating to the limitation of directors' liability, to indemnification and to the advancement of expenses constitute a contract between the Company and each of its directors and officers which may be modified as to any director or officer only with that person's consent or as specifically provided in the Bylaws. Any repeal or amendment of Article VII which is adverse to any director or officer will apply to such director or officer only on a prospective basis, and will not reduce any limitation on the personal liability of a director of the Company, or limit the rights of an Indemnitee to indemnification or to the advancement of expenses with respect to any action or failure to act occurring prior to the time of such repeal or amendment.

        Future changes in Pennsylvania law expanding or contracting the scope of permissible indemnification would automatically expand or contract the scope of indemnification authorized by Article VII. However, any amendment or repeal of Article VII would not limit the rights of directors or officers to be indemnified with respect to acts or omissions which occurred prior to the change.

Indemnification Agreements

        In addition to the indemnification provided for in the Bylaws, the Company has entered into separate indemnification agreements (each, an "Indemnification Agreement") with its directors and executive officers, pursuant to which the Company has agreed to indemnify such directors and executive officers to the fullest extent permitted by law against all expenses and costs, including, without limitation, attorneys' fees, and any judgments, penalties, fines, settlement amounts and liabilities paid to resolve a proceeding in connection with certain claims that may arise generally by reason of the fact that any such director and executive officer is or was a director, officer, partner, trustee, fiduciary, employee or agent of the Company, or is or was serving in such capacity for another entity at the request of the Company. These Indemnification Agreements set forth certain procedures that will apply in the event of a claim for indemnification thereunder. The foregoing summary of the Indemnification Agreements is qualified in its entirety by reference to the form of Indemnification Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Merger Agreement

        Pursuant to the Merger Agreement, Parent and Purchaser agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, existing on October 26, 2015 in favor of the then-current directors and officers of the Company or its subsidiaries as provided in their respective organizational documents or in any written indemnification agreement as in effect as of October 26, 2015, will survive the Merger and will continue in full force and effect. The Surviving Corporation will, and Parent will cause the Surviving Corporation to (including, if necessary, by providing the Surviving Corporation with the necessary financial resources), indemnify, defend and hold harmless, and advance expenses to then-current officers and directors of the Company with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, solely to the extent required by: (a) the Articles or the Bylaws or the equivalent organizational documents of any of the Company's subsidiaries as in effect on the date of the Merger Agreement; and (b) certain indemnification agreements of the Company or its subsidiaries or other applicable contract as in effect on the date of the Merger Agreement.

        In addition, under the Merger Agreement, prior to the Effective Time, the Company will use its reasonable best efforts to (and if the Company is unable to, Parent will cause the Surviving Corporation as of the Effective Time to) obtain a six-year pre-paid "tail policy" covering acts or omissions at or prior to the Effective Time with respect to those persons who are currently covered by the current policies of the directors' and officers' liability insurance maintained by the Company (the "D&O Insurance") with such coverage levels not materially less favorable to such indemnified persons than those of the D&O Insurance; provided, that (a) such "tail" insurance policies will not require the payment of an aggregate annual premium in excess of 300% of the aggregate annual premium most recently paid by the Company prior to the date hereof to maintain the D&O Insurance (and if the annual premium of such insurance coverage exceeds such amount, the Company or the Surviving Corporation will be obligated to (and as of the Effective Time Parent will cause the Surviving Corporation to) obtain a policy with the greatest coverage available for a cost not exceeding such amount) and (b) prior to the closing of the Merger, the Company will not enter into any contract for a "tail" policy without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). If the Company or the Surviving Corporation will for any reason fail to obtain such "tail" insurance policies as of the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the current D&O Insurance with levels of coverage no less favorable than that provided as of October 26, 2015, or the Surviving Corporation will, and Parent will cause the Surviving Corporation to, use reasonable best efforts to purchase comparable policies of directors' and officers' liability insurance for such six-year period with levels of coverage no less favorable as provided under the D&O Insurance as of October 26, 2015; provided, however, that neither Parent nor the Surviving Corporation will be required to pay an aggregate annual premium for such policies of directors' and officers' liability insurance in excess of 300% of the aggregate annual premium most recently paid by the Company prior to October 26, 2015 to maintain such insurance (and if the annual premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount).

Item 4.    The Solicitation or Recommendation

Solicitation or Recommendation

        After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Company's management, legal counsel and financial advisors, on October 25, 2015, the Board unanimously (a) determined that the Offer, the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders, (b) approved the Offer, the Merger and the other Transactions and adopted the Merger Agreement and (c) recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and if required to consummate the Merger, that the shareholders of the Company adopt the Merger Agreement.

        Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company's shareholders accept the Offer and tender their Shares to Purchaser in the Offer in accordance with the instructions set forth in the Offer to Purchase and Letter of Transmittal.

        In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under "—Reasons for the Recommendation of the Board" below.

        A copy of the joint press release issued by the Company and Bridgestone Americas announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(i) hereto, and is incorporated herein by reference.

Background to the Offer

        As previously disclosed, on January 29, 2012, the Company entered into a merger agreement with certain entities formed by The Gores Group, LLC for the purpose of consummating a merger transaction with the Company. On May 29, 2012, the Company, The Gores Group, LLC and other related entities entered into a settlement agreement which, among other things, (a) terminated the merger agreement and the related financing commitments, and (b) provided for The Gores Group, LLC's payment to the Company of a $50 million fee and reimbursement of certain of its merger related expenses.

        Following the termination of the merger agreement with The Gores Group, LLC, as part of their ongoing activities and review of the Company's business and financial performance, the Board and the Company's senior management regularly evaluate the Company's long-term strategic alternatives, including prospects for mergers and acquisitions, strategic acquisitions and divestitures and other business combinations as well as its continued operations as an independent company, each with a view toward maximizing shareholder value.

        On June 1, 2012, Mario J. Gabelli, GAMCO Asset Management, Inc. and certain other affiliated parties, which we refer to collectively as GAMCO, filed a Schedule 13D with the SEC, disclosing on that date an ownership stake in the Company of approximately 5.4%.

        From March 2013 to June 2013, senior executives of the Company held multiple telephone calls and meetings with a potential strategic purchaser to discuss its interest in acquiring a portion of the Company's retail business. In addition, following a preliminary meeting between senior representatives of the Company and two potential financial buyers jointly pursuing an acquisition of the Company on May 14, 2013, the Company received a non-binding indication of interest from such potential financial buyers on June 24, 2013 regarding such potential acquisition. After a review with the Board and the Company's senior management at a Board meeting on June 12, 2013 and then a telephonic Board meeting on July 2, 2013, the Board determined that (a) the potential sale of a portion of the Company's retail business was neither strategically nor financially viable and (b) the non-binding indication of interest from the potential financial buyers was unlikely to result in a transaction at the indicated price. As a result, the Board determined that the Company should focus on the pursuit of its operational initiatives and directed the Company's senior management to inform these parties that it was not interested in pursuing these potential transactions.

        In September 2013, the Company was approached by a financial institution, which we refer to as Financial Advisor A, that was seeking to advise the Company in connection with exploring a sale of the Company's historically challenged retail business. In order to allow Financial Advisor A to perform a preliminary review of the financial viability from both the Company's and a potential buyer's perspective of a sale of the retail business, on October 16, 2013, the Company and Financial Advisor A entered into a non-disclosure agreement. From November 2013 to February 2014, Financial Advisor A developed a feasibility study with input from members of the Company's senior management.

        On February 25, 2014, the Board held a telephonic meeting during which an update was provided on (a) the Company's activities with Financial Advisor A, (b) the continued inquiries by the potential financial buyer partners that had previously indicated an interest in pursuing a transaction with the Company in 2013 and (c) the Company's receipt of a letter from a potential strategic purchaser, whom we refer to as Party A, requesting limited due diligence information as a prelude to submitting a non-binding indication of interest for the purchase of the Company. After discussion, the Board directed senior management, working under the supervision of Robert H. Hotz, Chairman of the Board, to continue to work with Financial Advisor A and to further explore the possibility of a transaction with Party A. For purposes of this "Background to the Offer,", we refer to senior management of the Company working under the supervision of Mr. Hotz in connection with the Company's pursuit of a potential transaction as the Deal Team.

        On March 5, 2014, the Board held a telephonic meeting to discuss Financial Advisor A's feasibility study, which determined that a sale of the Company's retail business could be financially viable from both the Company's and a potential purchaser's perspective (and, accordingly, a separation of the Company's retail and services businesses) was feasible. Following discussion, the Board directed that Financial Advisor A contact a potential strategic purchaser of the Company's retail business, whom we refer to as Party B, to assess its interest in acquiring all of the Company's retail business. At such meeting, the Board also received an update regarding Party A's repeated request to receive due diligence information in order to provide a non-binding indication of interest. The Deal Team informed the Board that in response to the Company's request, Party A also provided its preliminary view that, based upon publicly available information, it would seek to acquire the Company in a cash-and-stock merger for $15 to $16 per Share. Following discussion, the Board directed the Deal Team to continue to explore the possibility of a transaction with Party A. In addition, since Financial Advisor A was not engaged by the Company and was only providing the feasibility study, the Board appointed Messrs. Mitarotonda and Rosenblatt and Ms. Scacetti and either Mr. M. Shân Atkins or Ms. Weiss as an as-needed special committee to work with senior management in selecting an investment banking firm to assist the Company in exploring a potential sale of the Company.

        On March 7, 2014, the Company entered into a mutual non-disclosure and standstill agreement with Party A and, thereafter, the parties exchanged certain information.

        On March 10, 2014, Party B informed Financial Advisor A that it only had an interest in acquiring a portion of the Company's retail business. Based on the Board's prior determination that the potential sale of a portion of the Company's retail business was not strategically nor financially viable, Financial Advisor A, on behalf of the Company, informed Party B that the Company was not interested in continuing any further discussions regarding such a transaction. Following termination of discussions with Party B, the Company ceased working with Financial Advisor A.

        On March 13, 2014, the special committee of the Board established to assist senior management with selecting an investment banking firm added Mr. Hotz as a member. On March 27, 2014, a member of the special committee, together with the Deal Team, interviewed three investment banking firms, including Rothschild Inc., which we refer to as Rothschild.

        On March 27, 2014, Party A indicated that they were no longer interested in acquiring the entire Company, citing concern about the Company's retail business.

        On April 16, 2014, Party A delivered a non-binding indication of interest regarding a potential purchase of the Company's service business.

        On April 29, 2014, the Board held a telephonic meeting to discuss Party A's non-binding indication of interest regarding a potential purchase of the Company's service business. The Board did not find Party A's proposal compelling from a financial point of view and directed the Deal Team to inform Party A that the Company was not interested in such a transaction.

        On September 25, 2014, Michael R. Odell resigned from his positions as President & Chief Executive Officer and director of the Company.

        On October 9, 2014, the Company received an inquiry from a potential financial buyer seeking to explore a potential transaction. The Deal Team informed that potential financial buyer that the Company would only initiate discussions regarding any such transaction if it received a written non-binding indication of interest. The potential financial buyer did not provide any such indication of interest and no further discussions or communications occurred with the potential financial buyer.

        On October 10, 2014, Party A inquired about the Company's interest in pursuing a stock-for-stock merger with Party A with no premium. Party A indicated that its board was willing to assume the risks associated with the Company's retail business in order to acquire the service business.

        On October 14, 2014, a real estate investment company, whom we refer to as Party C, delivered a letter, which did not include a price proposal, to the Company proposing a partnership between the companies.

        On October 16, 2014, in order to further explore and evaluate Party A's stock-for-stock merger proposal, the Company signed a non-disclosure agreement with Rothschild to allow it to perform a preliminary financial analysis of Party A's proposal.

        On October 24, 2014, an investment firm, whom we refer to as Party D, contacted the Company to express the potential interest of two potential financial buyer partners, whom we refer to collectively as Party E, in partnering with Party B to acquire the Company.

        On October 27, 2014, the Company entered into a non-disclosure agreement with Party C for the purpose of exchanging certain real estate information.

        On October 28, 2014, Party E delivered a non-binding indication of interest, which did not include a price proposal, to acquire the Company in partnership with Party B.

        On October 30, 2014, Party B delivered a non-binding indication of interest, which did not include a price proposal, to acquire the Company's retail assets either directly from the Company or in connection with Party E's acquisition of the Company.

        On November 4, 2014, the Board held a telephonic meeting to discuss the various indications of interest provided to the Company. During that meeting, the Board authorized the Deal Team to: (a) enter into non-disclosure and standstill agreements with each of Party B and Party E; (b) provide due diligence information to Party B, Party C and Party E; (c) engage Rothschild to act as the Company's financial advisor; and (d) continue discussions with Party A regarding a potential transaction. Given the disruption to the Company's business caused by prior strategic alternative review processes and the fact that the Company had already received a significant amount of unsolicited indications of interest since the termination of the proposed transaction with The Gores Group LLC, the Board instructed the Deal Team to authorize Rothschild to assist the Company with inbound indications of interest only, but not to proactively solicit additional interest.

        From November 2014 through January 2015 (after executing non-disclosure and standstill agreements with Party E (which agreement also applied to Party D as a representative of Party E) and Party B), Party B, Party C and Party E conducted due diligence on the Company.

        On November 13, 2014, GAMCO filed an amended Schedule 13D with the SEC disclosing that GAMCO was considering potential candidates to interview for nomination to the Board. GAMCO also disclosed on that date an ownership stake in the Company of approximately 17.3%.

        As of November 13, 2014, the Company entered into an engagement letter with Rothschild to act as its financial advisor in any strategic transaction involving the acquisition of the Company or a material interest in its assets or businesses.

        On December 16, 2014, following the Deal Team's efforts to obtain a premium for the Company's shareholders in connection with Party A's proposed stock-for-stock merger, Party A notified the Company that Party A was not interested in pursuing further discussions at that time.

        On January 28, 2015, GAMCO filed an amended Schedule 13D with the SEC, disclosing GAMCO's intention to initiate a proxy contest by recommending three or more potential candidates for nomination to the Board. GAMCO also disclosed on that date an ownership stake in the Company of approximately 17.6%.

        On February 6, 2015, a representative of Parent contacted a member of the Deal Team to express Parent's interest in acquiring a small number of the Company's stores as a pilot for Parent to test operating such stores with a retail partner as a prelude to a potentially larger transaction with the

Company. Parent indicated that the stores that it was interested in acquiring were in various markets, including El Paso, Minneapolis and Oklahoma City. Between February and May 2015, the Company and Parent engaged in various discussions regarding Parent's proposal, but the parties did not discuss any material terms of such a transaction and discussions regarding such a transaction did not progress beyond the preliminary stage. For purposes of this "Background to the Offer" and unless context requires otherwise, we refer to Parent and Bridgestone Americas collectively as Bridgestone.

        On March 2, 2015, Party E informed the Company that they were unable to reach agreeable terms with Party B regarding a possible partnership to acquire the Company, and as a result, Party E was withdrawing its interest in a potential transaction with the Company.

        On March 3, 2015, the Company and Party B began preliminary discussions regarding Party B's potential purchase of the Company's retail assets.

        On March 6, 2015, the Company received a non-binding preliminary term sheet from Party B reflecting proposed terms for a direct acquisition by Party B of certain of the Company's retail assets.

        On March 9, 2015, Party C informed the Company that it had engaged a financial advisor and that they were interested in pursuing a transaction to acquire the Company together with Party A. Party A subsequently confirmed such joint interest. On March 16, 2015, Party A and Party C submitted a non-binding joint indication of interest to acquire the Company for $11.00 per Share in cash.

        From March 8 to March 24, 2015, Party D engaged in conversations with the Company regarding Party D's desire to partner with Party B in a joint transaction to acquire the Company. In light of these conversations, the Company continued its discussions with Party B to determine its willingness to acquire the Company's retail assets directly from the Company, rather than as part of a joint transaction arranged by Party D. On March 24, 2015, a financial buyer, together Party D, which we refer to collectively as Party F, provided a non-binding indication of interest to acquire the Company for $9.50 to $10.00 per Share in cash.

        On March 24 and 25, 2015, the Board held a regularly scheduled meeting at which representatives from the Company's counsel, Morgan, Lewis & Bockius LLP, which we refer to as Morgan Lewis, and Rothschild were present. During the meeting, (a) the Board, together with senior management and the Company's advisors, reviewed and discussed the three potential transactions that had been presented to the Company, including the backgrounds of each of the parties to the potential transactions, and (b) a representative of Rothschild reviewed Rothschild's preliminary financial analysis of the Company. Following such discussions, the Board directed the Deal Team to continue discussions with Party B regarding a potential sale of the Company's retail assets. The Board also directed the Deal Team to inform Party A and Party C that, while the Board did not find their preliminary indication of interest compelling from a financial point of view, the Board was willing to provide a waiver to their respective non-disclosure agreements to allow Party A and Party C to work together and provide them with a limited amount of due diligence information, in order to allow those parties to increase their proposed per Share purchase price and to better formulate their plan for the Company's retail business (as such lack of information had previously been cited by Party A as the impediment to their purchase of the Company). Finally, the Board directed the Deal Team to inform Party D and Party F that the Company did not find their offer compelling from a financial point of view. The Board preferred instead to pursue a direct transaction with Party B regarding the sale of the Company's retail assets, which the Board believed was more likely to result in a strategic transaction. In addition, based on its interactions with Party B which demonstrated Party B's unwillingness to pursue simultaneous discussions with the Company on the one hand and Party D and Party F on the other and its belief that Party D and Party F were attempting to interfere with the Company's efforts to negotiate directly with Party B in violation of the Company's non-disclosure and standstill agreement with Party B, the Board also directed the Deal Team to inform Party D and Party F that the Company was not interested in exploring a transaction with Party D and Party F.

        Despite being so informed, between March 25 and July 16, 2015, Party D and Party F continued to attempt to engage in discussions with the Company, including by submitting a revised non-binding indication of interest to acquire the Company for $11.50 to $12.00 per Share in cash. Following Board calls and communications, the Board directed the Deal Team to continue to reject Party D and Party E's revised non-binding indication of interest and to instead continue to pursue discussions with Party B for the sale of the Company's retail assets.

        On April 15, 2015, the Company's non-disclosure and standstill agreements with each of Party A and Party C were amended and those parties were provided a limited amount of requested due diligence information, in each case so as to enable them to submit a revised non-binding indication of interest to acquire the Company, together with a more detailed proposal for their future plans for the Company's retail business. On April 24, 2015, Party A and Party C reaffirmed their non-binding joint indication of interest to acquire the Company for $11.00 per Share in cash, together with an outline of their plans to dispose of the Company's retail assets. This indication of interest was dependent upon Party C finding a financial investor to fund a significant portion of the purchase price. Further, Party C requested permission to speak to prospective financial investors.

        From April 21 to September 3, 2015, the Company and Party B continued their discussions regarding the sale of the Company's retail assets and exchanged due diligence materials.

        On May 4, 2015, the Company was contacted by a potential financial buyer, which we refer to as Party G, who expressed interest in acquiring the Company.

        Also on May 4, 2015, the Company was contacted by a potential buyer interested in acquiring the Company's retail assets, which we refer to as Party H. Party H indicated that it was interested in the Company's retail assets in connection with it seeking to achieve favorable synergies given Party H's other investments. Party H also expressed a willingness and ability to acquire the entire Company in order to gain access to the Company's retail assets. In order to do so, Party H referenced the possibility of participating in the Company's pending proxy contest with GAMCO and/or commencing a hostile acquisition of the Company.

        On May 11, 2015, the Board held a telephonic meeting, attended by representatives of Morgan Lewis and Rothschild, during which the Board discussed Party H's interest in light of the pending proxy contest and the other potential merger and acquisition activity. Following such discussion, the Board directed the Deal Team to negotiate and enter into a non-disclosure and standstill agreement with Party H that delayed Party H's ability to make a hostile bid to acquire the Company while the parties were negotiating with each other.

        On May 14, 2015, the Company informed Party A that the Company (a) still did not find Party A and Party C's joint non-binding indication of interest to be compelling from a financial point of view, (b) did not have confidence in the viability of their plan for the Company's retail business and (c) would not be prepared to allow Party C to contact prospective financial investors in connection with their proposal to acquire the Company.

        On May 15, 2015, the Company entered into a non-disclosure and standstill agreement with Party H. Party H then commenced a due diligence review of materials delivered by the Company.

        On May 19, 2015, after the close of trading on the New York Stock Exchange, which we refer to as the NYSE, The Wall Street Journal published an article regarding the Company and speculated that a number of potential suitors were exploring a possible acquisition of the Company. The price of the Common Stock on the NYSE increased from $9.25 per Share at the close of the market on May 19, 2015 to $10.75 per Share at the close of the market on May 20, 2015.

        On June 4, 2015, the Board held a telephonic meeting during which (a) an update of the Company's discussions and due diligence activities with the various suitors was provided and (b) an outline of a potential settlement of the ongoing proxy contest with GAMCO was discussed and approved.

        On June 10, 2015, the Company entered into an understanding regarding a settlement with GAMCO pursuant to which three new directors—Matthew Goldfarb, F. Jack Liebau, Jr. and Bruce M. Lisman—would be nominated and recommended for election to the Board.

        Also, on June 10, 2015, Party G delivered a non-binding indication of interest to acquire the Company for a price between $12.00 to $13.00 per Share in cash. On June 12, 2015, Party G re-submitted its non-binding indication of interest to specify that it required a 45-day due diligence period.

        On June 15, 2015, Scott P. Sider was appointed Chief Executive Officer of the Company and to the Board. Also on June 15, 2015, the Board held a telephonic meeting during which an update of the Company's discussions and due diligence activities with the various suitors was provided.

        On June 16, 2015, the Company entered into a non-disclosure and standstill agreement with Party G. Party G then commenced a due diligence review of materials delivered by the Company.

        On June 26, 2015, Party H informed the Company that it was now interested in acquiring all of the Company and not just the Company's retail assets. Party H submitted a non-binding indication of interest to acquire the Company for $11.50 per Share in cash.

        On June 29, 2015, the Board held a telephonic meeting, attended by representatives of Morgan Lewis and Rothschild, during which the Board reviewed and discussed Party H's non-binding indication of interest in the context of Party H's ability to make a hostile bid to acquire the Company now that Party H had terminated its pursuit of a transaction for the Company's retail assets. Following such discussion, the Board directed the Deal Team (a) to formally invite Party G to engage with the Company with respect to a purchase of the entire Company and (b) if Party H was unwilling to amend its standstill agreement with the Company to further delay its ability to make a hostile bid to acquire the Company, to publicly announce the commencement of a formal strategic alternatives review process in order to delay Party H's likelihood of commencing a hostile bid to acquire the Company until such time as the Company had the ability to fully explore the interests of all then interested parties.

        Following Party H's initial unwillingness to delay its ability to make a hostile bid for the Company, on June 30, 2015, at the direction of the Board, the Company issued a press release announcing that, in light of the various inquiries that had been previously received from third parties expressing an interest in pursuing a potential transaction with the Company, the Board had determined to commence a review of strategic alternatives to enhance shareholder value, in consultation with Rothschild and Morgan Lewis. That same day, the Deal Team held discussions with all then-interested parties with respect to the Company's formal commencement of the strategic alternatives process.

        From the time of the Company's announcement on June 30, 2015 of the strategic alternatives review process through August 2015, several parties that had expressed interest in pursuing a transaction with the Company contacted the Company and/or Rothschild. All such parties were encouraged to express their interest in a written, non-binding indication of interest. No parties other than Party A, Bridgestone, Party F, Party G, Party H and Party I (as first discussed below) submitted a non-binding indication of interest.

        From July 1 to 7, 2015, the Company and Party H discussed the potential terms upon which Party H would enter the Company's strategic alternatives review process, including the extension of Party H's standstill agreement. As part of those negotiations, Party H indicated its interest in discussing potentially partnering with other parties in connection with a transaction for the entire Company.

        On July 7, 2015, Party A orally expressed to the Company an interest in acquiring the Company for $12.50 per Share in a stock-for-stock transaction.

        On July 8, 2015, the Board held a telephonic meeting during which the Board approved the amendment of the non-disclosure and standstill agreement with Party H that permitted Party H to discuss with an identified list of strategic parties, including parties participating in the Company's strategic review process, a potential joint transaction to acquire the Company in exchange for the delay until October 10, 2015 of Party H's ability to make a hostile bid to acquire the Company. Such amendment also provided that if Party H had submitted and not withdrawn a bona fide bid with a written term sheet to acquire the Company, the Company would provide Party H with (a) the price and other material terms of any competing third party bona fide bid prior to executing a definitive agreement with any such third party and (b) one business day during which Party H could submit an amended term sheet. Pursuant to the terms of the amendment, the Company had no obligation to accept the terms of any such amended proposal from Party H. On July 9, 2015, the Company and Party H entered into such amendment.

        On July 10, 2015, a member of the Deal Team and representatives of Bridgestone held a telephone call to discuss the potential process related to pursuing a potential transaction with the Company.

        Also on July 10, 2015, the Board held a regularly scheduled meeting in connection with the Company's 2015 Annual Meeting of Shareholders. During the meeting, the Board discussed the status of the Company's strategic alternatives review process.

        On July 13, 2015, a representative of J.P. Morgan Securities LLC, Bridgestone's financial advisor, which we refer to as J.P. Morgan, contacted a representative of Rothschild to discuss Bridgestone's interest in acquiring the Company. At the direction of the Deal Team, Rothschild informed J.P. Morgan that it had been engaged to assist the Board in exploring possible strategic alternatives that may be undertaken by the Company. Rothschild indicated that to the extent Bridgestone had interest in pursuing a transaction with the Company it should submit to the Company a written, non-binding indication of interest setting forth the terms on which it would be interested in pursuing a transaction with the Company. No formal process letter was provided at this time.

        On July 14, 2015, the Board held a telephonic meeting, attended by representatives of Rothschild, during which a representative of Rothschild reviewed Rothschild's preliminary financial analysis of the latest proposals from Party A and Party B. Following discussion, the Board directed the Deal Team to continue negotiations with Party A and Party B, in each case in an effort to obtain an increase in the consideration offered by each party.

        On July 16, 2015, Party A delivered a written non-binding indication of interest to acquire the Company at $12.50 per Share in a stock-for-stock transaction. Following submission of Party A's indication of interest and acting at the direction of the Deal Team, Rothschild held a series of conference calls with the financial advisor to Party A and urged them to have Party A increase the price in its indication of interest.

        Also on July 16, 2015, a potential financial buyer, whom we refer to as Party I, delivered a non-binding indication of interest to acquire the Company for $13.50 to $14.00 per Share in cash.

        On July 22, 2015, Bridgestone submitted to the Company a preliminary, non-binding letter of interest that set forth Bridgestone's interest in exploring an acquisition of 100% of the outstanding Shares at a per Share price of $12.00 to $15.00 in cash.

        Also on July 22, 2015, a potential strategic purchaser expressed its willingness to lease the retail square footage portion of a significant amount of the Company's Supercenters at market rents.

        Acting at the direction of the Deal Team, on July 24, 2015, a representative of Rothschild telephoned a representative of J.P. Morgan to discuss Bridgestone's preliminary, non-binding offer and to urge J.P. Morgan to encourage Bridgestone to increase its offer and narrow the range of its proposed purchase prices.

        On July 27, 2015, Party A submitted a revised non-binding indication of interest to acquire the Company for $13.00 per Share in a stock-for-stock transaction.

        On July 28, 2015, each of Party A and Bridgestone communicated to the Company an interest in exploring a possible partnership with Party H with respect to an acquisition of the Company.

        On July 29, 2015, Bridgestone submitted a revised, non-binding proposal to the Company with a price of $13.00 to $15.00 per Share in cash.

        Later on July 29, 2015, the Deal Team, via email, updated the Board on the status of the Company's strategic alternatives review process and its intent to enter into non-disclosure and standstill agreements (an amendment with Party A) with each of Bridgestone, Party I and Party A. The Company thereafter entered into such agreements/amendment and provided due diligence information to such parties.

        On August 5, 2015, at the direction of the Deal Team, Rothschild distributed a first round process letter to Party A, Bridgestone, Party G and Party I which requested potential buyers to submit revised non-binding indications of interest by September 3, 2015. The letter also outlined the requirements for the revised offer and invited the parties to attend a management presentation in Philadelphia with the Deal Team. That same day, Rothschild provided such parties with access to an electronic data room containing certain due diligence materials.

        On August 10, 2015, a potential financial buyer with a portfolio company in the automotive service industry expressed an interest in discussing potential strategic transactions with the Company. At an August 13, 2015 meeting with certain members of the Deal Team, the potential financial buyer indicated that it was not interested in acquiring the Company, but would be interested in acquiring the Company's service business or in pursuing strategic partnerships, such as parts sourcing arrangements or leasing excess square footage in certain of the Company's Supercenters. In response, the Company indicated that if that party had an interest in the Company's service business it should (a) submit a written indication of interest to the Board (no such indication was ever submitted) and (b) begin discussions with the Company regarding the terms of any such proposed leasing arrangement.

        On August 18, 2015, Party F submitted a revised indication of interest regarding a direct acquisition of the Company for $13.00 per Share that did not involve a partnership with Party B.

        On August 19, 2015, the Board held a telephonic meeting during which it received an update of the status of the strategic alternatives review process, including Party F's revised indication and the fact that it did not involve a partnership with Party B.

        On August 19, 2015, both parties constituting Party F separately entered into non-disclosure and standstill agreements with the Company.

        From August 20, 2015 to September 2, 2015, the Company conducted management presentations for representatives of Party A, Bridgestone, Party F, Party G and Party I.

        On August 28, 2015, the Board held a telephonic meeting during which the Board received an update on the strategic alternatives review process, including Party B's proposal to purchase the Company's retail assets.

        On September 3, 2015, the Company and Party B entered into a non-binding term sheet for the sale and separation of certain of the Company's retail assets. The Company estimated that under the terms of Party B's proposal the sale and separation of the retail business would result in $175 million of net realized value.

        Also on September 3, 2015, Party H reconfirmed its non-binding indication of interest to acquire the Company for $11.50 per Share in cash.

        Also on September 3, 2015, in response to the first round process letter, (a) Party A submitted an updated non-binding indication of interest to acquire the Company for $13.50 per Share in a stock-for-stock transaction, (b) Bridgestone submitted an updated non-binding indication of interest to acquire the Company for $15.00 per Share in cash and (c) each of Party G and Party I indicated that they were no longer pursuing a potential transaction with the Company.

        In addition, on September 3, 2015, following the management meeting with Party F on September 2, 2015, at the direction of the Deal Team, Rothschild distributed a first round process letter to Party F requesting a revised non-binding indication of interest by September 10, 2015.

        On September 10, 2015, Party F submitted a revised non-binding indication of interest to acquire the Company for $13.50 per share in cash. The indication of interest did not reflect a partnership with Party B.

        On September 11, 2015, Party B's outside legal counsel delivered an initial draft asset purchase agreement to Morgan Lewis and the Company delivered an initial draft master lease to Party B, in each case, based on the terms outlined in the non-binding term sheet. From September 11 to October 25, 2015, the Company and Party B continued to negotiate this potential transaction.

        On September 16, 2015, the Board held a regularly scheduled meeting, attended by representatives of Rothschild, at which they reviewed and discussed (a) the updated non-binding indications of interest from Party A, Bridgestone and Party F and (b) the status of the Company's negotiations with Party B. A representative of Rothschild reviewed Rothschild's preliminary financial analysis of the proposal from Party B. Following such discussion, the Board directed the Deal Team to continue negotiations with, and provide due diligence information to, each of the potential suitors.

        On September 17, 2015, at the direction of the Deal Team, Rothschild distributed a final round process letter to Party A, Bridgestone and Party F. The process letters informed such parties that final proposals would be due no later than October 12, 2015 and that, as part of their proposal, a markup to the draft merger agreement would be due no later than October 7, 2015.

        On September 21, 2015, further to its final round process letter and at the direction of the Deal Team, Rothschild distributed a draft merger agreement, which had been prepared by the Company and Morgan Lewis, to Party A, Bridgestone and Party F. Among other things, the initial merger agreement (a) contemplated a one-step transaction structure, (b) included a requirement that the acquiror use its "best efforts" to obtain any required regulatory approvals, (c) provided that the Board could change its recommendation in support of the transaction in connection with either a competing proposal for a majority of the Company that the Board determined was superior, (d) did not provide the acquiror with any right to negotiate to amend its proposal to the extent necessary to prevent any competing proposal from being considered a superior proposal, (e) provided for a "termination date" after a to-be-agreed amount of time after signing, after which date either party could terminate the merger agreement and (f) provided for a to-be-agreed "termination fee" payable by the Company if (i) the Company were to terminate the merger agreement in response to a superior proposal or (ii) the merger agreement were terminated under certain circumstances and prior to such termination, a competing proposal were publicly proposed and such proposal was consummated within nine months following termination of the merger agreement.

        From September 21 to October 9, 2015, representatives of the Company conducted telephone calls and meetings with representatives of Party A, Bridgestone and Party F and their legal and financial advisors regarding due diligence matters.

        On September 23, 2015, the Board held a telephonic meeting during which management presented and the Board approved the Company's long term strategic plan presented to the Board by senior management, which contained the Projections described in "—Company Management Projections," below. The strategic plan was also provided to Rothschild in connection with Rothschild's financial analysis.

        On September 28, 2015, the Company entered into a further amendment to the non-disclosure and standstill agreement with Party H, pursuant to which Party H agreed to delay until October 23, 2015 its ability to make a hostile bid to acquire the Company in exchange for the Company making available certain due diligence materials for review by a so-called "clean team" acting on behalf of Party H. In connection with this amendment, Party H also agreed that if it were to launch a tender offer for the Shares, the price would be at least $13.50 per Share in cash.

        On September 30, 2015, representatives of Rothschild and J.P. Morgan discussed the terms and conditions of Bridgestone's non-binding indication of interest and related timing considerations in pursuing a transaction. Later that day, Jones Day, Bridgestone's outside legal counsel, delivered a revised draft of the merger agreement to Morgan Lewis. Among other changes from the initial draft, the draft merger agreement (a) reflected Bridgestone's expectation that Parent would seek to effect the acquisition of the Company pursuant to a two-step tender offer, rather than by a one-step merger, as contemplated in the initial draft, (b) provided that in no event would Parent be required to agree to any divestiture or other remedy to secure any required regulatory approvals, (c) provided the Board could change its recommendation in support of the transaction with Parent in connection with a competing proposal for all of the Company if the Board determined (i) the competing proposal was superior, from a financial point view, to the Bridgestone proposal and (ii) that a failure to make such change of recommendation would be a violation of the Board's fiduciary duties, (d) provided a "termination date" of four months from signing, after which date either party could terminate the merger agreement and (e) provided for a to-be-agreed "termination fee" payable by the Company if (i) the Company were to terminate the merger agreement in response to a superior proposal, (ii) Parent were to terminate the merger agreement due to the Board breaching its non-solicitation obligations or changing its recommendation or (iii) the merger agreement were terminated under certain circumstances and following such termination the Company entered into an alternative transaction within 12 months following termination of the merger agreement.

        On October 1, 2015, the Company and Bridgestone further discussed Bridgestone's proposal and related timing considerations.

        On October 2, 2015, representatives of the Company, Rothschild and Morgan Lewis held a telephonic meeting to discuss Bridgestone's proposal, including the anticipated timing of necessary corporate approvals by Bridgestone, and the markup to the merger agreement delivered by Jones Day, after which Morgan Lewis contacted Jones Day to convey certain issues relating to the merger agreement. Morgan Lewis also provided Jones Day with a summary issues list relating to certain of the Company's concerns regarding the revised draft merger agreement. Included among those concerns were terms and provisions relating to antitrust/regulatory matters, limitations on consideration of alternative proposals and restrictions on the Board's ability to change its recommendation, the "termination date," and the mechanics with respect to when a termination fee would be payable in the event of termination of the merger agreement.

        On October 2, 2105, the Company distributed the draft merger agreement to Party H.

        On October 7, 2015, representatives of Party A's outside legal counsel delivered to Rothschild a revised draft of the merger agreement that contemplated a stock-for-stock merger, which was thereafter circulated to the Company and Morgan Lewis. Among other things, Party A's draft of the merger agreement reflected that Party A would need to receive approval by its shareholders in order to issue the stock consideration. The revised draft of the merger agreement reflected the reciprocity of certain provisions given the all-stock transaction structure, including certain representations and warranties, covenants, termination rights and termination fee triggers and the provisions governing the parties' ability to negotiate and effect an alternative transaction with a bidder making a competing proposal. The antitrust covenant in the merger agreement was also revised such that each of the parties would use commercially reasonable efforts to resolve any challenge brought under antitrust laws. The revised draft contemplated a broader set of scenarios in which a termination fee would be payable than was provided for in the Company's original draft, provided for mutual expense reimbursement obligations in certain circumstances and also foreclosed any recovery by the parties in the event of a willful breach of the agreement by the other party.

        On October 8, 2015, Party F delivered a revised draft of the merger agreement to Rothschild, which was thereafter circulated to the Company and Morgan Lewis. The revised draft of the merger agreement required Party F to obtain third party financing commitments in connection with the transaction, but the draft documents detailing such financing commitments were not provided with the revised draft agreement. The revised draft also contemplated a broader set of scenarios in which a termination fee, equal to 3% of the Company's equity value, would be payable by the Company than was provided for in the Company's original draft, and proposed that a reverse termination fee equal to 6% of the Company's equity value be payable to the Company in the event of a financing failure. The revised draft also contemplated that the out-of-pocket expenses of the parties incurred in connection with the transaction be reimbursed in certain circumstances.

        Also on October 8, 2015, Morgan Lewis circulated a revised draft of the merger agreement to Jones Day. The draft was consistent with the issues list previously provided by Morgan Lewis. Among other things, the draft (a) included a requirement that the acquiror use its "best efforts" to obtain any required regulatory approvals, (b) provided that the Board could change its recommendation in support of the transaction in connection with a competing proposal for a majority of the Company that the Board determined was superior and (c) provided that the termination date would be 12 months following the date of signing. The draft reflected the Company's acceptance of the terms relating to a two-step transaction.

        On October 9, 2015, representatives of the Company, Rothschild and Morgan Lewis held a telephonic meeting to discuss Party A's potential proposal and markup to the merger agreement, after which Morgan Lewis contacted Party A's outside legal counsel to convey certain issues relating to the merger agreement, including the Company's representations and warranties, the Company's ability to negotiate and effect an alternative transaction with a bidder making a competing proposal, antitrust provisions and termination rights and fees.

        On October 10, 2015, representatives of Morgan Lewis and Party F's outside legal counsel discussed certain issues relating to Party F's draft merger agreement, including issues relating to Party F's financing commitments, the provisions relating to expense reimbursement, termination fee amounts and closing conditions.

        Also on October 10, 2015, Jones Day delivered a revised draft of the merger agreement to Morgan Lewis. Among other things, the revised draft (a) provided that Parent be required to agree to any divestiture or other remedy to secure any required regulatory approvals so long as such divestiture would not result in a "substantial detriment" to Parent or the Company and their respective subsidiaries or on the benefits Parent expected to obtain as a result of the transaction, (b) provided the Board could change its recommendation in support of the transaction with Parent in connection with a competing proposal for all of the Company if the Board determined (i) the competing proposal was superior, from a financial point view, to the Bridgestone proposal and (ii) that a failure to make such change of recommendation would violate the Board's fiduciary duties, (c) provided a termination date of four months from signing, after which date either party could terminate the merger agreement and (d) proposed that the termination fee payable by the Company to Parent under certain circumstances, including a termination of the merger agreement in order to enter into a superior proposal by a third party, would be $35 million.

        On October 11, 2015, representatives of Morgan Lewis and Party A's outside legal counsel discussed certain issues relating to the merger agreement, including issues surrounding the approval of Party A's shareholders (which, under Party A's proposal, would be a condition to closing), certain voting agreements from the parties' shareholders, antitrust provisions, termination rights and closing conditions.

        On October 12, 2015, the Company received final proposals from Party A, Bridgestone and Party F. Party A's proposal reflected an all-stock transaction with a fixed exchange ratio, which based on

Party A's closing stock price on October 9, 2015 (the last full trading day), yielded an implied value per Share of $14.74. Bridgestone's proposal provided for an all-cash tender offer transaction by Parent at a purchase price per Share of $15.00. Party F's proposal contemplated an all-cash one-step merger transaction at a purchase price per Share of $15.00. Party F's proposal also included draft commitment letters with respect to its contemplated debt and equity financing package, reflecting that the availability of the debt financing would be conditioned on Party F consummating a transaction with Party B with respect to the Company's retail assets, simultaneously with Party F's acquisition of the Company. The absence of this conditionality from Party F's non-binding indication of interest of August 18, 2015, and revised non-binding indication of interest as of September 10, 2015 was the basis for the Company's permission granted on August 19, 2015 to allow Party F to participate and then continue to participate in its strategic alternatives review process. Party F indicated that they would need at least two weeks to reach agreement with Party B regarding the terms of a sale of the retail assets and to finalize debt commitments.

        Also on October 12, 2015, the Company, together with Morgan Lewis, notified Party H of the range of proposal values received as a result of its strategic alternative review process in accordance with the Company's obligations under its non-disclosure and standstill agreement with Party H, which commenced the one-day period during which Party H could submit an amended proposal pursuant to the terms of such agreement. Party H did not submit an amended proposal following its receipt of such notice.

        On October 14, 2015, the Board held a telephonic meeting, attended by representatives of Morgan Lewis and Rothschild. At the meeting, representatives of Morgan Lewis provided an overview of the Board's fiduciary duties in connection with its consideration of a transaction, as well as an overview of the material terms of the draft merger agreements and the material differences between the bid drafts. The Board directed the Deal Team, Rothschild and Morgan Lewis to continue their discussions with Party A, Bridgestone and Party F in an effort to improve the terms and conditions of each party's final offer. A representative of Rothschild also reviewed Rothschild's preliminary financial analysis of the Company. The Board also discussed and approved a waiver related to Party H's and Bridgestone's respective non disclosure and standstill agreements to enable those parties to consider a back-to-back transaction agreement under which Party H would agree to sell Parent the Company's service business if Party H were selected as the winning bidder by the Company, and Parent would agree to sell Party H the Company's retail business if Parent were selected as the winning bidder by the Company.

        Later on October 14, 2015, following the telephonic Board meeting, Rothschild, acting at the direction of the Deal Team, contacted the financial advisor to Party A and advised them that they should consider improving their final offer by (a) improving the exchange ratio and implied value of its offer, (b) considering a fixed value structure subject to a collar that adjusted the number of Party A shares to be received after a certain percentage increase or decline in the price of Party A stock above or below, respectively, an agreed upon reference price and (c) substituting cash for stock to a level sufficient to remove the need for Party A to obtain shareholder approval to issue the shares in the transaction.

        Later on October 14, 2015, Rothschild, acting at the direction of the Deal Team, had a conference call with J.P. Morgan to discuss Bridgestone's progress in finalizing the outstanding terms of its offer and urged J.P. Morgan to encourage Bridgestone to improve its offer of $15.00 per Share, the certainty of its offer with respect to certain provisions of the merger agreement and to finalize its offer as soon as possible.

        Also on October 14, 2015, the Company received a revised draft of the merger agreement from Party H. The revised draft of the merger agreement imposed various constraints on the Board's ability to negotiate and effect an alternative transaction with a bidder making a competing proposal, contemplated a broader set of scenarios in which a termination fee would be payable than was provided for in the Company's original draft and contemplated that the out-of-pocket expenses of the parties incurred in connection with the transaction be reimbursed in certain circumstances.

        On October 15, 2015, Morgan Lewis delivered a revised draft of the merger agreement to Party A's outside legal counsel. The revised draft restored certain positions of the Company with respect to its representations, warranties and covenants, its ability to negotiate and effect an alternative transaction with a bidder making a competing proposal and termination rights. The revised draft reflected discussions between the parties to the effect that Party A would agree to contest an antitrust challenge so long as such actions would not result in the one-year loss of net sales revenues (as measured by net 2014 sales revenue) in excess of a certain amount, and also contemplated termination fees payable to the Company in certain circumstances. The revised draft also limited the ability of Party A to negotiate and effect an alternative transaction that would require Party A to avoid consummating a transaction with the Company.

        On October 15, 2015, the financial advisor to Party A contacted Rothschild and indicated that Party A would not be prepared to add cash to the transaction and that its offer was contingent on Party A's ability to obtain shareholder approval for the transaction. The financial advisor further advised that Party A was willing however to consider a fixed value collar mechanism.

        On October 16, 2015, the Company and Party F discussed Party F's proposed partnership with Party B, and the conditionality with respect to Party F's proposal. After discussing potential conditions on Party B's participation in such an acquisition, the parties could not reach an agreement and negotiations with Party F were discontinued.

        Also on October 16, 2015, Morgan Lewis delivered a revised draft of the merger agreement to Jones Day. The revised draft (a) included a requirement that Parent use its reasonable best efforts to overcome any regulatory objections, including, if necessary, to divest assets that would result in a one-year loss of net sales revenue of up to a to-be-agreed amount, (b) provided that the Board could change its recommendation in support of the transaction in connection with a competing proposal for a majority of the Company that the Board determined was superior (provided that not to do so would be inconsistent with the Board's fiduciary duties) and (c) provided for a reverse termination fee that would be payable by Parent to the Company in the event of termination of the merger agreement due to a failure to obtain necessary regulatory approvals. The draft also reflected that the Company had yet to agree to the termination date or the size of the termination fee.

        On October 17, 2015, members of the Deal Team, Rothschild and Morgan Lewis held a telephonic conference call to discuss, among other things, the progress of the parties in finalizing their proposals, the proposed due diligence the Company and its advisors would begin on Party A and the range of options available to Party A to provide more certainty to the value of their final offer by providing a fixed value collar mechanism. Later on October 17, 2015, Rothschild, acting at the direction of the Deal Team, contacted the financial advisor to Party A and urged it to (a) improve its exchange ratio and (b) consider a collar mechanism to provide greater certainty to the value of its offer.

        Also on October 17, 2015, representatives of Morgan Lewis and Jones Day discussed certain outstanding issues relating to the merger agreement, including the reverse termination fee, the no-shop and fiduciary out provisions and certain of the Company's representations, warranties and covenants. Representatives of Jones Day and Morgan Lewis also discussed the provisions in the merger agreement relating to the efforts to be undertaken with respect to obtaining all required regulatory approvals. The representatives of Jones Day informed the representatives of Morgan Lewis that Bridgestone would be willing to consider an appropriate monetary threshold as proposed in the Company's last draft.

        On October 19, 2015, Jones Day delivered a revised draft of the merger agreement to Morgan Lewis. Among other changes, the revised draft (a) provided that Parent would be required to agree to any divestiture or other remedy to secure any required regulatory approvals so long as such divestiture would not result in a loss of net sales revenue of the combined parties in excess of $50 million, (b) provided the Board could change its recommendation in connection with a competing proposal for all of the Company if the Board determined (i) the competing proposal was superior, from a financial point view, to the Bridgestone proposal and (ii) that a failure to make such change of recommendation would violate the Board's fiduciary duties, (c) provided a termination date of four months from signing, after which date either party could terminate the merger agreement, (d) eliminated the concept of a reverse termination fee that would be payable by Parent to the Company in the absence of regulatory approval for the transaction and (e) proposed that the termination fee payable by the Company to Parent under certain circumstances would be $35 million. The draft reflected Bridgestone's acceptance of the Company' proposal that the Board could change its recommendation in favor of a transaction with Bridgestone if the failure to do so would be inconsistent with its fiduciary duties.

        Also on October 19, 2015, the financial advisor to Party A delivered to Rothschild a proposal under which Party A would issue shares of its stock for each Share at a fixed value per Share of $14.75 subject to a collar. The collar would provide for fixed exchange ratios if the trailing 15 trading day volume weighted average closing price of Party A's common stock, as of the third trading day prior to the first of the shareholder meetings to be held by the Company or Party A to approve the transaction, was equal to or greater than or less than certain reference prices. That same day, Party A's outside legal counsel delivered a revised draft of the merger agreement to Morgan Lewis, which restored certain of Party A's positions on the no-shop and fiduciary out provisions, termination rights and certain of the Company's covenants, but reserved comment on the Company's representations and warranties and the antitrust provisions. The revised draft also proposed a bifurcated termination fee in which the Company would pay a lower fee in the event the agreement was terminated as a result of the Company's shareholder approval not being obtained.

        On October 20, 2015, representatives of the Company, Rothschild and Morgan Lewis met with representatives of Party A and its legal and financial advisors to discuss and perform financial and other due diligence in connection with Party A's all-stock proposal. The Company and its representatives again raised the issues surrounding the approval of Party A's shareholders, and the possibility of Party A restructuring the transaction so as to eliminate the approval of Party A's shareholders as a condition to closing, including by pursuing a cash-and-stock mix as consideration to limit the number of Party A shares issuable in the transaction. Party A's representatives confirmed that Party A was unwilling to pursue such a restructuring. At the meeting, the Deal Team and representatives of Morgan Lewis discussed the draft merger agreement with Party A's general counsel and representatives of Party A's outside legal counsel. Among the issues discussed were the treatment of Company equity awards, certain of the Company's representations, warranties and covenants, the no-shop and fiduciary out provisions and termination rights. Following the meeting, Party A's outside legal counsel delivered a revised draft of the merger agreement to Morgan Lewis reflecting Party A's responsive positions to the discussions held during the meeting.

        On October 21, 2015, at the direction of the Deal Team, Rothschild contacted J.P. Morgan and Party A's financial advisor to communicate that best and final proposals would be due no later than October 23, 2015. That afternoon, the Deal Team and representatives of Morgan Lewis held a telephonic meeting with representatives of Bridgestone and Jones Day to discuss issues relating to the draft merger agreement, including certain of the Company's representations, warranties and covenants, the no-shop and fiduciary out provisions and termination rights and fees. That evening, the Company also sent a revised draft of the merger agreement to Party H, restoring certain of the Company's positions.

        On October 22, 2015, after the Company informed Party H that best and final proposals would be due no later than October 23, 2015, Party H informed the Company that it would not be submitting a proposal for a potential acquisition of the Company and that Party H was not pursuing any back-to-back transaction with Bridgestone.

        Also on October 22, 2015, Morgan Lewis delivered a revised draft of the merger agreement to Party A's outside legal counsel, which included a bifurcated termination fee payable to the Company equal to 3% of Party A's equity value generally or 6% of the Company's equity value in the event that antitrust approval was not received or in the event the agreement was terminated as a result of Party A's shareholder approval not being obtained. The revised draft also reflected the Company's proposal (a) for a termination fee payable to Party A equal to 3% of the Company's equity value and (b) that there be no fee payable in the event the Company's shareholder approval was not obtained. The revised draft contemplated that Party A would take all actions with respect to contesting an antitrust challenge if such actions would not result in the one-year loss of net service business sales revenues in excess of $100 million and also reflected the Company's proposal that the outside date for completing the transaction be 12 months from the date of the agreement.

        On October 23, 2015, Party F contacted representatives of Rothschild regarding Party F's continued interest in pursuing a transaction with the Company. Party F's proposal still included a debt financing package that remained conditioned on reaching an agreement with Party B with respect to the Company's retail assets.

        Also in the early evening on October 23, 2015, representatives of Rothschild and Party A's financial advisor held a meeting to discuss a revised price proposal for Party A's proposal and certain outstanding issues relating to the potential transaction and the merger agreement, including voting agreements, the amount of the net sales revenue threshold in the antitrust covenant governing Party A's obligations to take actions contesting an antitrust challenge, termination fee amounts and board representation. At the meeting, representatives of Party A's financial advisor delivered a revised price proposal that increased the fixed value per Share to $15.00, subject to a collar. As with its previous proposal, the collar provided for fixed exchange ratios based on the trailing 15 trading day volume weighted average closing price of Party A's common stock, as of the third trading day prior to the first of the shareholder meetings to be held by the Company or Party A to approve the transaction as compared to certain reference prices at the high end and low end of the collar range. Based on the closing price of Party A's common stock on October 23, 2015 (the last full trading day), which price was greater than the reference price at the high end of the collar range, the stock consideration issuable under Party A's proposal would have yielded an implied value per Share of $15.56 without applying the trailing 15 trading day volume weighted average closing price.

        Also that evening, Party A's outside legal counsel delivered a revised draft of the merger agreement to Morgan Lewis, reflecting Party A's proposal that (a) the outside termination date be nine months from the date of signing with the option to extend an additional 90 days in the event all conditions other than the condition relating to the HSR Act waiting period have been satisfied, (b) there be a $10 million termination fee payable to Party A in the event the Company's shareholder approval was not obtained, (c) the termination fee payable to Party A in other circumstances be equal to 3.5% of the Company's equity value and (d) there be a $20 million termination fee payable to the Company in the event Party A's shareholder approval was not obtained.

        Also on October 23, 2015, Bridgestone delivered in writing Bridgestone's final offer to acquire all outstanding Shares for $15.00 per Share together with a revised draft of the merger agreement to the Company reflecting certain discussions of the parties held up to such date. The revised draft provided that (a) Parent would be required to agree to any divestiture or other remedy to secure any required regulatory approvals so long as such divestiture would not result in a loss of net sales revenue of the combined parties in excess of $75 million and (b) the termination date under the agreement would be four months following the execution date of the agreement, subject to a three-month extension in the event that, after the initial four months, the only conditions to the closing that remained unsatisfied were those relating to regulatory approvals.

        On the morning of October 24, 2015, the Deal Team and representatives of Rothschild and Morgan Lewis held a telephonic meeting to discuss Party A's and Bridgestone's respective proposals and the outstanding issues remaining under their respective merger agreements.

        Following that meeting, on October 24, 2015, the Board convened a telephonic meeting at which representatives from Morgan Lewis and Rothschild were present. A representative of Rothschild reviewed with the Board Rothschild's preliminary financial analyses of the latest proposals by Party A and Bridgestone. Representatives of Morgan Lewis reviewed with the Board its fiduciary duties under applicable law with respect to the consideration of the proposed transactions, the material terms and conditions of each merger agreement and the proposed transactions, including the process for the Company to respond to any unsolicited acquisition proposals and superior proposals as well as the amount of the termination fees and the circumstances under which such fees would be payable under each proposal. The Board then engaged in extended discussions regarding each proposed transaction, including, among other things, (a) the certainty of the value of Bridgestone's $15.00 all cash offer, as compared to the lack of certainty of the value in Party A's offer due to the potential volatility of Party A's stock price during the period prior to closing and the lack of absolute down-side protection under the proposed collar, and (b) the certainty of the consummation of each transaction taking into account the required antitrust approval under the terms of each proposal and the conditions with respect to the closing of the tender offer and the closing of the transaction, as applicable, including the enhanced certainty of closure under Bridgestone's offer, without a requirement of shareholder approval with respect to either party, as compared to the conditionality of closure under Party A's proposal due to the required approval of Party A's shareholders in the addition to the Company's shareholders. Upon concluding these deliberations, and after consideration of the proposed terms of the draft merger agreements, the discussions with management and its legal and financial advisors, the Board authorized the Deal Team and the Company's advisors to continue to negotiate with Bridgestone and Party A and their respective advisors to seek an increase in the consideration offered by each party and improved terms in the respective merger agreements. The Board also directed the Deal Team and the Company's advisors to communicate to Bridgestone and Party A the desire to finalize and announce a transaction on October 26, 2015.

        During the afternoon and evening of October 24, 2015, at the direction of the Deal Team and in accordance with the Board's instructions, representatives of Rothschild continued to engage in negotiations with representatives of J.P. Morgan and Party A's financial advisor to attempt to increase the price per Share payable in connection with their respective proposals. In addition, the Rothschild representatives raised two issues with respect to Bridgestone's draft merger agreement and requested that Bridgestone revise the draft merger agreement to provide that (a) the revenue threshold beyond which Parent would not be required to divest assets in order to obtain antitrust approval only apply to revenue relating to the services business, rather than all types of revenue, and (b) the termination date under the merger agreement be automatically extended by five months rather than three months if, at the initial termination date, the conditions relating to antitrust approvals were the only conditions that remained unsatisfied at such time.

        In addition, representatives of Morgan Lewis discussed terms of the draft merger agreements with Jones Day and Party A's outside legal counsel. That evening, Morgan Lewis delivered a revised draft of the merger agreement to Jones Day, reflecting the discussions held that day.

        Later in the evening on October 24, 2015, J.P. Morgan advised Rothschild that Bridgestone would not increase its proposed purchase price per Share of $15.00 and that $15.00 per Share was Bridgestone's best and final offer. In addition, representatives of Bridgestone telephoned Mr. Sider to inform him that while Bridgestone would not increase its offer price, Bridgestone was willing to accommodate the Company's other two requests. Shortly thereafter, Jones Day provided a revised draft of the merger agreement to Morgan Lewis that confirmed Bridgestone's agreement to the requested changes to the merger agreement, other than the increase in the offer price.

        Party A's financial advisor contacted Rothschild that evening and proposed reducing the reference price at the top end of the collar such that the amount of consideration payable per Share would begin to increase pursuant to the agreed upon exchange ratio sooner than would otherwise be the case if such reference price remained the same. The fixed exchange ratios in effect beyond the proposed collar would still be determined using the trailing 15 trading day volume weighted average closing price of Party A's common stock, as of the third trading day prior to the first of the shareholder meetings to be held by the Company or Party A to approve the transaction. Based on the closing price of Party A's common stock on October 23, 2015 (the last full trading day), which price was greater than the reference price at the high end of the collar range, the stock consideration issuable under Party A's proposal would have yielded an implied value per Share of $15.78 without applying the trailing 15 trading day volume weighted average closing price.

        On the morning of October 25, 2015, Party A's outside legal counsel delivered a revised draft of the merger agreement to Morgan Lewis, reflecting the resolution of certain outstanding issues as discussed between the parties on October 24, 2015. Party A's outside legal counsel also delivered proposed forms of voting agreements between the Company and certain of Party A's shareholders and between Party A and certain of the Company's shareholders.

        Later in the morning of October 25, 2015, the Deal Team and representatives of Rothschild and Morgan Lewis held a telephonic meeting to discuss Party A's and Bridgestone's respective proposals and the outstanding issues remaining under their respective merger agreements.

        The Board then held a telephonic meeting at which the Deal Team and representatives of Rothschild and Morgan Lewis provided an update to the Board on the two proposals and developments since the Board's October 24 meeting. The Board again engaged in deliberations regarding each proposed transaction and directed the Deal Team and the Company's advisors to continue to engage with Bridgestone and Party A and their respective advisors to obtain the best possible terms. The Board agreed to reconvene that evening to deliberate on the proposals and take into account any further developments.

        During the afternoon and evening of October 25, 2015, representatives of Rothschild, acting at the direction of the Deal Team, continued to engage in negotiations with representatives of Party A's financial advisor to attempt to increase the value being delivered to Company shareholders in connection with Party A's proposal. The financial advisor to Party A reiterated that Party A's proposal from the evening of October 24, 2015 was Party A's best and final offer. Representatives of Morgan Lewis negotiated further with Party A's outside legal counsel on the terms of the draft merger agreement with Party A and the forms of voting agreements.

        In the evening on October 25, 2015 (the morning of October 26, 2015, Tokyo, Japan time), the board of directors of Bridgestone Corporation reviewed the terms of and approved the Merger Agreement and the Transactions.

        On the evening of October 25, 2015, the Board convened a special meeting at which representatives from Morgan Lewis and Rothschild were present. The Deal Team and the Company's advisors reviewed the developments of the prior two days and summarized the material terms of Bridgestone's and Party A's final offers. Representatives of Morgan Lewis provided to the Board an overview of their duties as directors under applicable law with respect to the consideration of the proposed transactions. The Board then engaged in deliberations regarding each proposed transaction. Following these deliberations, the Board elected to pursue the transaction proposed by Bridgestone and requested that Rothschild render to the Board its opinion with respect to Bridgestone's offer. A representative of Rothschild reviewed Rothschild's financial analysis of the proposed transaction with Parent and then Rothschild rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated October 25, 2015, to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth therein, the Offer Price or Merger Consideration, as applicable, payable to the holders of outstanding Shares (other than Parent, Purchaser, the Company, any subsidiary of the Company or any shareholder of the Company who duly exercises dissenters' rights under Pennsylvania law) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (the full text of the written opinion of Rothschild, dated as of October 25, 2015, is attached as Annex B to this Statement and is incorporated by reference in this Statement in its entirety). See also "—Opinion of the Company's Financial Advisor" below. The Board then engaged in further deliberations regarding the proposed transaction with Bridgestone. Upon concluding these deliberations, and after consideration of the proposed terms of the merger agreement with Parent, discussions with management and its legal and financial advisors and the factors described under "Reasons for Recommendation of the Board" below, the Board unanimously adopted resolutions that (a) determined that the Offer, the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders, (b) approved the Offer, the Merger and the other Transactions and adopted the Merger Agreement and (c) recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and if required to consummate the Merger, that the shareholders of the Company adopt the Merger Agreement. The Board unanimously authorized Mr. Sider to execute and deliver the Merger Agreement to Parent.

        Throughout the evening of October 25, 2015, the Deal Team, Morgan Lewis, Parent and Jones Day finalized the Merger Agreement for execution and finalized other documents related to the Merger Agreement. The parties to the Merger Agreement executed the Merger Agreement early in the morning of October 26, 2015, and a press release announcing the execution of the Merger Agreement was issued in the morning of October 26, 2015.

        On November 13, 2015, the Company and Bridgestone Corporation each filed a premerger notification and report form with the FTC and the DOJ.

        On November 16, 2015, Purchaser commenced the Offer.

Reasons for Recommendation of the Board

        The Board, in evaluating the Transactions and reaching its unanimous decision to (a) determine that the Offer, the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders, (b) approve the Offer, the Merger and the other Transactions and adopt the Merger Agreement and (c) recommend that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and if required to consummate the Merger, that the shareholders of the Company adopt the Merger Agreement, discussed in detail the advantages and risks of the proposed transaction, including, among other things, whether the Offer Price or Merger Consideration, as applicable, represented an attractive valuation for the Company's shareholders when considered in light of the Board's knowledge and understanding of the business, operations, management, financial condition and prospects of the Company.

        In the course of these discussions, the Board consulted with the Company's senior management, financial advisor and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others, the following:

  •
  the Board's belief, taking into account the intensive arm's-length negotiations between the parties and the risk that prolonging the negotiations any further could result in the loss of a favorable opportunity to consummate a transaction with Parent, that it had obtained the highest price per Share that Parent was willing to pay and the most favorable terms to the Company in the aggregate to which Parent was willing to agree;

  •
  the Board's belief that the all-cash Offer Price or Merger Consideration, as applicable, represents full and fair value for the Common Stock, taking into account the Board's familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition of the Company;

  •
  the fact that the consideration would be paid in cash, which provides certainty and immediate value to the Company's shareholders as compared to the lack of certainty of the value in non-cash consideration, including Party A's offer, due to the potential volatility of stock prices and markets generally during the interim period between signing and closing or otherwise;

  •
  the relative certainty and liquidity of the consideration in cash for the Offer and the Merger as compared to the risks and uncertainty associated with the continued operation of the Company's business as an independent company;

  •
  the fact that the $15.00 per Share in cash to be paid as the Offer Price or Merger Consideration, as applicable, represents:

  •
  an implied premium of approximately 23.5% premium to the $12.15 per share closing price for the Common Stock on October 23, 2015;

  •
  an implied premium of approximately 62.2% to the $9.25 per share closing price for the Common Stock on May 19, 2015 (the closing price on the last full trading day prior to the date that The Wall Street Journal published a news article speculating that a number of potential suitors were exploring a possible acquisition of the Company);

  •
  an implied premium of approximately 21.0% to the $12.40 per share volume-weighted average price for the Common Stock for the one-month period up to and including October 23, 2015; and

  •
  an implied premium of approximately 15.9% over the 52-week high trading price of $12.94 per share for the Common Stock prior to October 23, 2015.

  •
  the possibility that it could take a considerable period of time before the trading price of the Common Stock would reach and sustain at least the per share Offer Price or Merger Consideration, as applicable, of $15.00, as adjusted for present value;

  •
  information with respect to the Company's financial condition, results of operations, business, competitive position and business strategy, on both a historical and prospective basis, as well as current industry, economic and market conditions and trends;

  •
  the Board's determination, after a thorough review of other strategic opportunities reasonably available to the Company, including continuing to operate on a stand-alone basis and the possibility of growing its business through significant acquisitions and internal growth and growing the channels the Company targets, while remaining an independent public company, as well as the level of interest the Company had received from other potential acquirors historically and as part of its strategic alternatives review, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that the Transactions were more favorable to the Company's shareholders than any other strategic alternative reasonably available to the Company, including pursuing a similar transaction with Party B or other potential third party acquirors or continuing as an independent company;

  •
  the current state of the economy, debt financing markets and general uncertainty surrounding forecasted economic conditions in both the near-term and the long-term, generally as well as within the Company's industry;

  •
  the fact that the Offer is structured as an all-cash tender offer, which can be completed, and cash consideration can be delivered to the Company's shareholders, on a prompt basis assuming satisfaction of the minimum tender conditions provided for in the Merger Agreement, reducing the period of uncertainty during the pendency of the transactions on shareholders, employees and customers, with a second-step Merger, if a certain number of Shares are tendered and following Purchaser's exercise of the Top-Up Option, in which shareholders who do not tender their Shares in the Offer will receive the same cash price as paid for the Shares in the Offer;

  •
  the fact that the all-cash tender offer provides enhanced certainty of closure without a requirement of shareholder approval with respect to either party, as compared to the potential conditionality of closure under an alternative transaction structure in which a buyer's shareholder approval would be required, such as Party A's offer;

  •
  the Board's belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and are the product of arm's-length negotiations between the Company, with the assistance of its advisors, on the one hand, and Parent, with the assistance of its advisors, on the other hand;

  •
  the fact that the respective obligations of the parties under the Merger Agreement are not subject to a financing condition, the consummation of any third party transaction or the receipt of third party approvals or consents (other than any required governmental approvals);

  •
  the Board's assessment as to the probability that a third party with the financial means would agree to a transaction at a higher price than Parent on similar terms to those agreed to with Parent, as more fully described in "—Background to the Offer" beginning on page 26;

  •
  the fact that if any of the conditions to the Offer are not yet satisfied or waived as of any then-scheduled expiration date of the Offer, the Merger Agreement provides that Purchaser will be required to extend the Offer at the Company's request for successive extension periods of up to 20 business days but not beyond July 26, 2016;

  •
  the financial analyses performed by Rothschild and the opinion delivered by Rothschild to the Board to the effect that, as of the date thereof and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth therein, the Offer Price or Merger Consideration, as applicable, payable to the holders of outstanding Shares (other than Parent, Purchaser, the Company, any subsidiary of the Company or any shareholder of the Company who duly exercises dissenters' rights under Pennsylvania law) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below in the section entitled "—Opinion of Rothschild" beginning on page 47;

  •
  the Board's belief of the reasonable likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, (a) the limited number of conditions to the Offer and the Merger, (b) the fact that Parent has agreed to cause the performance of the obligations of Purchaser under the Merger Agreement and (c) the fact that consummation of the Offer and the Merger are not subject to any financing conditions;

  •
  the business reputation and capabilities of Bridgestone Corporation, Bridgestone Americas and Parent and their management teams and the substantial financial resources of Bridgestone Corporation and Bridgestone Americas and, by extension, Parent and Purchaser, which the Board believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner;

  •
  the fact that employees of Parent have experience within the Company's industry and can contribute significant resources and relationships to enhance the strategic direction of the Company;

  •
  the potential benefits of the Transactions to the Company's employees and the communities in which the Company operates;

  •
  the fact that the Merger Agreement provides for the opportunity for the Company's employees to continue to enhance the automotive services and merchandise the Company delivers to its customers;

  •
  the fact that the Merger Agreement provides for the continuation of certain employee benefits for employees who continue with the Surviving Corporation; and

  •
  the terms of the Merger Agreement, including the number and nature of the conditions to complete the Merger, Parent's undertakings in the Merger Agreement to obtain regulatory approvals, the ability of the Company to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited, written proposal for a business combination from a third party prior to completion of the Offer, the right of the Board after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior offer upon payment of a termination fee of $35 million, and the Board's belief that the termination fee was reasonable, would not deter competing offers and was not designed to preclude higher offers from third parties.

        The financial analyses presented to the Board by Rothschild were based upon projections of growth rates and profitability levels of the Company prepared by the management of the Company based on management's various assumptions about the future performance of the business. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

        The Board also considered potentially negative factors in its deliberations concerning the Transactions, including, among others, the following:

  •
  the fact that the Company will no longer exist as an independent public company and its shareholders will forego any future increase in the Company's value that might result from the Company's earnings or possible growth as an independent company;

  •
  the risks to which the Company will become subject to if the Offer and the Merger are not consummated for any reason, including, among others, the risk that (a) the market price of the Common Stock may decline to the extent that the current market price of the Common Stock reflects a market assumption that the Transactions will be completed and (b) unless the failure to complete the Transactions is a result of fraud or a willful breach by Parent or Purchaser, in specified circumstances, a termination fee of $35 million, which is within the customary range of termination fees payable in similar transactions and which is reasonable in the Board's belief, must be paid by the Company;

  •
  the risk that necessary regulatory approvals and clearances may be delayed, conditioned or denied;

  •
  the restrictions on the conduct of the Company's business prior to the completion of the Transactions, which could delay or prevent the Company from undertaking business opportunities that may arise or any other action the Company would otherwise take with respect to its operations absent the pending completion of the Transactions;

  •
  the risk of incurring significant transaction and opportunity costs if the Offer and the Merger are not consummated in a timely manner or at all, taking into account the significant costs involved in connection with entry into the Merger Agreement, completion of the Offer and consummation of the Merger and the substantial time and effort of management required to complete the Offer and consummate the Merger and related disruptions to the operation of the Company's business;

  •
  the fact that the Company's executive officers and directors may have interests in the Transactions that are different from, or in addition to, those of the Company's other shareholders (for a further discussion of such conflicts of interest, see "Item 3. Past Contacts, Transactions, Negotiations and Agreements" above);

  •
  an increased risk of litigation, including potential shareholder litigation in connection with the execution of the Merger Agreement and the consummation of the Transactions;

  •
  the announcement and pendency of the Offer and the Merger or the failure to close the Offer or the Merger may cause substantial harm to relationships with the Company's employees, vendors, customers and partners and may divert management and employee attention away from the day-to-day operation of the Company's business; and

  •
  that an all cash transaction would be taxable to the Company's shareholders that are U.S. holders for U.S. federal income tax purposes.

        The Board believed that, overall, the potential benefits of the Merger Agreement and the Transactions to the Company's shareholders outweighed the uncertainties and risks and other potentially negative factors concerning the Merger Agreement and the Transactions.

        The foregoing discussion of information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Merger Agreement, the Offer, the Merger and the other Transactions. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not find it practicable to provide a specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board was made after considering the totality of the information and factors involved. Individual members of the Board may have given different weight to different factors. In addition, in arriving at their recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements" above.

Recommendation of the Board

        In light of the factors described above, the Board has unanimously (a) determined that the Offer, the Merger and the other Transactions are fair to and in the best interests of the Company and its shareholders, (b) approved the Offer, the Merger and the other Transactions and adopted the Merger Agreement and (c) recommended that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and if required to consummate the Merger, that the shareholders of the Company adopt the Merger Agreement.

Opinion of Rothschild

        As of November 13, 2014, the Company retained Rothschild as its exclusive financial advisor in connection with its evaluation of possible strategic alternatives, including a possible sale or merger of the Company. The Company selected Rothschild based on its reputation and experience. As part of its investment banking business, Rothschild regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings and other transactions.

        On October 25, 2015, at a meeting of the Board held to evaluate the Transactions, Rothschild delivered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 25, 2015, to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions set forth in the written opinion, the Offer Price or the Merger Consideration, as applicable, payable to the holders of outstanding Shares (other than Parent, Purchaser, the Company, any of the Company's subsidiaries or any shareholder of the Company who duly exercises dissenters' rights under the PBCL) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

        The full text of Rothschild's written opinion, dated October 25, 2015, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Statement as Annex B. The Company's shareholders are urged to read the opinion carefully and in its entirety. The summary of Rothschild's opinion contained in this Statement is qualified in its entirety by reference to the full text of such opinion.    Rothschild's opinion was provided for the benefit of the Board, solely in its capacity as such, in connection with and for the purpose of its evaluation of the Transactions. Rothschild's opinion should not be construed as creating any fiduciary duty on Rothschild's part to any party. Rothschild's opinion was limited to the fairness, from a financial point of view, to the holders of outstanding Shares (other than Parent, Purchaser, the Company, any of the Company's subsidiaries or any shareholder of the Company who duly exercises dissenters' rights under the PBCL), of the Offer Price or the Merger Consideration, as applicable, payable to such holders in the Offer and the Merger pursuant to the Merger Agreement, and Rothschild was not asked to, nor did it, offer any opinion as to the terms, other than the Offer Price and the Merger Consideration to the extent expressly set forth in its opinion, of the Transactions, the Merger Agreement or any other agreement entered into in connection with the Transactions. Rothschild expressed no opinion as to the price at which Shares would trade at any future time. In addition, Rothschild did not express any opinion as to the underlying decision by the Company to engage in the Transactions or any alternative transaction or as to the relative merits of the Transactions as compared to any alternative transaction, including any alternative transaction that the Board considered and elected not to pursue. Rothschild's opinion did not constitute a recommendation to the Board as to whether to approve the Transactions or a recommendation as to whether or not any shareholder of the Company should tender its Shares in connection with the Offer or how any Company shareholder should vote or otherwise act with respect to the Merger or any other matter. In addition, Rothschild did not express any opinion with respect to the fairness (financial or otherwise) of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Offer Price and the Merger Consideration or otherwise.

        In connection with its opinion, Rothschild, among other things:

  •
  reviewed an execution version of the Merger Agreement exchanged between Parent and the Company on October 25, 2015;

  •
  reviewed certain publicly available business and financial information that Rothschild deemed to be generally relevant concerning the Company and the industry in which it operates, including certain publicly available research analyst reports and the reported price and historical trading activity for the Common Stock;

  •
  compared the proposed financial terms of the Transactions with the publicly available financial terms of certain transactions involving companies Rothschild deemed generally relevant and the consideration received in such transactions;

  •
  compared the financial and operating performance of the Company with publicly available information concerning certain other public companies Rothschild deemed generally relevant, including data relating to public market trading levels and implied trading multiples;

  •
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with Rothschild by the management of the Company, including the Projections as described in Item 4 under the heading "Company Management Projections"; and

  •
  performed such other financial studies and analyses and considered such other information as Rothschild deemed appropriate for the purposes of the opinion.

        In addition, Rothschild held discussions with certain members of the management of the Company regarding the Transactions, the past and current business operations and financial condition and prospects of the Company, the Projections and certain other matters it believed necessary or appropriate to its inquiry.

        In arriving at its opinion, with the Company's consent, Rothschild relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to it by the Company and its associates, affiliates and advisors, or otherwise reviewed by or for it, and Rothschild did not assume any responsibility or liability therefor. Rothschild did not conduct any valuation or appraisal of any assets or liabilities of the Company (including, without limitation, real property owned by the Company or to which the Company holds a leasehold interest), nor were any such valuations or appraisals provided to Rothschild and Rothschild did not express any opinion as to the value of such assets or liabilities. Rothschild did not evaluate the solvency or fair value of the Company or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. In addition, Rothschild did not assume any obligation to conduct any physical inspection of the properties or the facilities of the Company or Parent. At the instruction of the management of the Company, Rothschild used and relied upon the Projections for purposes of its opinion and assumed, at the direction of the Company, that the Projections were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company's management as to the expected future results of operations and financial condition of the Company. Rothschild did not express any view as to the reasonableness of the Projections and the assumptions on which they are based.

        For purposes of rendering its opinion, Rothschild assumed that the Transactions would be consummated as contemplated in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the parties would comply with all material terms of the Merger Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Offer and the Merger, no material delays, limitations, conditions or restrictions would be imposed. Rothschild also assumed that no material change in the assets, financial condition, results of operations, business or prospects of the Company had occurred since the dates of the most recent financial statements and other information, financial or otherwise, relating to the Company made available to Rothschild, and that there was no information or any facts that made any of the information reviewed by Rothschild incomplete or misleading. Rothschild did not express any opinion as to any tax or other consequences that may result from the Offer or the Merger, nor does its opinion address any legal, tax, regulatory or accounting matters. Rothschild relied as to all legal, tax and regulatory matters relevant to rendering its opinion upon the assessments made by the Company and its other advisors with respect to such issues. In arriving at its opinion, Rothschild did not take into account any litigation, regulatory or other proceeding that was pending or may be brought against the Company or any of its affiliates. Rothschild's opinion was necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they existed and could be evaluated on, and the information made available to Rothschild as of, the date of the opinion and the conditions and prospects, financial and otherwise, of the Company as they were reflected in the information provided to Rothschild and as they were represented to Rothschild in discussions with management of the Company. Although subsequent developments may affect Rothschild's opinion and the assumptions used in preparing it, Rothschild does not have any obligation to update, revise or reaffirm its opinion.

        The following represents a summary of the material financial analyses performed by Rothschild, each of which is a standard valuation methodology customarily undertaken in transactions of this type, in connection with providing its opinion, dated October 25, 2015, to the Board. The summary of these analyses is not a comprehensive description of all analyses and factors considered by Rothschild. The preparation of a fairness opinion is a complex analytical process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Some of the summaries of financial analyses performed by Rothschild include information presented in tabular format. In order to fully understand the financial analyses performed by Rothschild, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Rothschild.

        As used in this Statement, (a) "FY2015" refers to the fiscal year ending on January 30, 2016, "FY2016" refers to the fiscal year ending on January 28, 2017, "FY2017" refers to the fiscal year ending on February 3, 2018 and "FY2018" refers to the fiscal year ending on February 2, 2019, (b) all references to "fully diluted" shares and phrases of similar import, when used in relation to the Company, mean the number of fully diluted outstanding Shares (in the case of Company Options, calculated on a treasury method basis) based on the most recently available information as of October 21, 2015 as provided by the management of the Company to Rothschild, (c) the "EV" of a company as of any given time refers to the enterprise value of such company at such time, (d) the "EBITDA" of a company for any given period means the earnings before interest, taxes, depreciation and amortization of such company during such period, (e) the "EPS" of a company for any given period refers to the earnings per share of such company during such period, (f) the "adjusted EBITDA" and "adjusted EPS" of the Company for FY2015, FY2016, FY2017 and FY2018 refer to the estimated EBITDA and EPS, respectively, of the Company during the relevant fiscal year as projected by the management of the Company in the Projections as adjusted by the management of the Company for non-recurring items and non-operational items, as described in Item 4 under the heading "Company Management Projections," (g) the "adjusted LTM EBITDA" of the Company refers to the EBITDA of the Company for the 12-month period ending on August 1, 2015 as adjusted by the management of the Company for certain non-recurring and non-operational items, (h) the "EV/EBITDA multiple" of a company for any given period refers to the EV of such company as a multiple of such company's EBITDA during such period and (i) the "sales CAGR" of any company for any given period means the compound annual growth rate of sales of such company over such period.

Premia Implied in the Offer and the Merger

        Rothschild reviewed and considered the premia implied in the Offer and the Merger by comparing the Offer Price and the Merger Consideration with (a) the closing trading price of the Common Stock on October 23, 2015 (the last full trading day prior to the October 25, 2015 meeting of the Board to evaluate the Transactions), (b) the closing trading price of the Common Stock on May 19, 2015 (the last full trading day prior to the date that The Wall Street Journal published a news article speculating that a number of potential suitors were exploring a possible acquisition of the Company), (c) the low and high closing prices of the Common Stock during the 52-week period ending on October 23, 2015 and (d) the volume-weighted average trading price based on the daily volume and daily closing trading prices, which we refer to as "VWAP," of the Common Stock over various historical periods ending on October 23, 2015, as set forth in the table below:

	Reference Price	Implied Premium
Closing price as of October 23, 2015	$12.15	23.5%
Closing price as of May 19, 2015	$9.25	62.2%
52-week low as of October 23, 2015	$8.00	87.5%
52-week high as of October 23, 2015	$12.94	15.9%
1-month VWAP as of October 23, 2015	$12.40	21.0%
3-month VWAP as of October 23, 2015	$11.84	26.7%
6-month VWAP as of October 23, 2015	$11.41	31.5%
1-year VWAP as of October 23, 2015	$10.59	41.6%
3-year VWAP as of October 23, 2015	$10.98	36.7%
5-year VWAP as of October 23, 2015	$11.43	31.3%

EBITDA and EPS Multiples Implied in the Offer and the Merger

        Rothschild calculated the EV/EBITDA multiples for the Company implied in the Offer and the Merger using (a) the adjusted LTM EBITDA of the Company and (b) the estimated adjusted EBITDA of the Company for FY2015, FY2016 and FY2017, in each case as projected by the management of the Company in the Projections. Rothschild also calculated the Offer Price and Merger Consideration provided for in the Merger Agreement as a multiple of the estimated adjusted EPS of the Company for FY2015, FY2016 and FY2017, in each case as projected by the management of the Company in the Projections. The adjusted EBITDA and adjusted EPS multiples implied in the Offer and the Merger based on the Offer Price and the Merger Consideration are set forth in the table below:

	Metric (in millions, except per share data)	Implied Multiple
Adjusted LTM EBITDA (as of August 1, 2015)	$73	13.2x
2015E Adjusted EBITDA	$79	12.3x
2016E Adjusted EBITDA	$91	10.6x
2017E Adjusted EBITDA	$109	8.9x
2015E Adjusted EPS	$0.12	123.7x
2016E Adjusted EPS	$0.32	46.2x
2017E Adjusted EPS	$0.51	28.3x

Selected Public Companies Analysis

        Rothschild performed a selected public companies analysis in order to derive an implied per share equity reference range for the Company from the market value and trading multiples of other publicly traded companies and then compared this implied per share equity reference range with the Offer Price and the Merger Consideration provided for in the Merger Agreement. Rothschild selected the publicly traded companies that Rothschild deemed most relevant to consider in relation to the Company, based on its professional judgment and experience, because they are public companies with operations that for purposes of this analysis Rothschild considered similar to the operations of one or more of the business lines of the Company. However, given the Company's unique business mix (having operations in both the automotive aftermarket service business and as a specialty automotive aftermarket retailer), none of the publicly traded companies listed below are directly comparable to the Company: the core automotive aftermarket companies operate either as an automotive aftermarket retailer or as a standalone automotive service business and none of these companies have business operations in both markets; and the companies that comprise the specialty retailers are focused on end markets other than the automotive aftermarket. The publicly traded companies selected by Rothschild for purposes of this analysis included the following companies (the "Selected Public Companies"):

Core Automotive Aftermarket Companies

  •
  AutoZone, Inc.

  •
  O'Reilly Automotive, Inc.

  •
  Advance Auto Parts, Inc.

  •
  Genuine Parts Company

  •
  Monro Muffler Brake, Inc.

Specialty Retailers

  •
  Tractor Supply Company

  •
  Cabela's Incorporated

  •
  Dick's Sporting Goods, Inc.

  •
  Conn's, Inc.

  •
  Big 5 Sporting Goods Corporation

  •
  West Marine, Inc.

        For purposes of its analysis of the Selected Public Companies, Rothschild reviewed, among other things, (a) the EV/EBITDA multiple of each Selected Public Company based on the estimated EBITDA of such company for FY2016, (b) the EBITDA margin (EBITDA as a percentage of revenue) profile of each Selected Public Company and (c) the sales growth profile of each Selected Public Company, in each case as further described below.

        EV was generally calculated as equity value (based on the per share closing price of each Selected Public Company on October 23, 2015 multiplied by such company's fully diluted equity securities outstanding (in the case of options, calculated on a treasury method basis)), plus debt, less cash and cash equivalents, and plus or minus certain other financial items, in each case as set forth on the most recently available public filings of such company with the SEC. The financial data for the Selected Public Companies used by Rothschild to determine the estimated EV/EBITDA multiple of the Selected Public Companies were based on SEC filings, data from FactSet Research Systems, Inc., a data source containing historical and estimated financial data and which we refer to as "FactSet," and publicly available research analysts' estimates.

        The minimum, median, mean and maximum of the estimated EV/EBITDA multiples for FY2016 for the core automotive aftermarket Selected Public Companies, the specialty retailer Selected Public Companies and all of the Selected Public Companies as a whole are set forth in the table below:

EV/FY2016E EBITDA
Selected Public Companies	Minimum	Median	Mean	Maximum
Core Automotive Aftermarket	10.4x	11.8x	12.5x	15.0x
Specialty Retailers	5.0x	7.1x	8.5x	13.7x
Overall	5.0x	10.5x	10.3x	15.0x

        Rothschild observed that the Offer Price and the Merger Consideration provided for in the Merger Agreement implied an EV/EBITDA multiple of 10.6x for the Company based on the estimated adjusted EBITDA for the Company for FY2016 as projected by the Company's management in the Projections, which was higher than the mean and median of the estimated EV/EBITDA multiples for the specialty retailer Selected Public Companies and the Selected Public Companies overall, but was lower than the mean and median of the estimated EV/EBITDA multiples for the core automotive aftermarket Selected Public Companies.

        Rothschild also examined, based on FactSet data, the historical daily EV of each core automotive aftermarket Selected Public Company as a multiple of the EBITDA for such company during the next twelve months following the date of measurement of EV (the "EV/NTM EBITDA multiple") during the period from October 22, 2010 through October 23, 2015. Rothschild then created an equal-weight index for the EV/NTM EBITDA multiples for the core automotive Selected Public Companies and compared this index to the historical EV/NTM EBITDA multiples of the Company during such period, noting that the Company traded at a discount to the index of core automotive aftermarket Selected Public Companies during such period. The historical discount in the mean and median EV/NTM EBITDA multiple of the Company as compared to the index of the core automotive aftermarket Selected Public Companies during each of the 5-year, 3-year and 1-year periods prior to October 23, 2015 are illustrated in the table below:

EV/NTM EBITDA
	5-year				3-year				1-year
	Median		Mean		Median		Mean		Median		Mean
Pep Boys	5.9x		5.9x		6.4x		6.5x		7.1x		7.0x
Core Automotive Aftermarket Companies	9.3x		9.5x		10.2x		10.3x		11.7x		11.6x
Historical premium (discount)	(3.4x	)	(3.7x	)	(3.8x	)	(3.8x	)	(4.5x	)	(4.6x	)

        Rothschild then analyzed the EBITDA margin and growth profiles of the Selected Public Companies, reviewing (a) the estimated FY2016 EBITDA margin of each Selected Public Company, calculated by dividing estimated FY2016 EBITDA by estimated FY2016 revenues, and (b) the expected sales CAGR of each Selected Public Company for the period from FY2015 to FY2017, and in each case compared these metrics to the comparable metrics for the Company. For purposes of this analysis, the estimated FY2016 EBITDA margin and expected FY2015-2017 sales CAGR for the Selected Public Companies were based on FactSet and publicly available research analysts' estimates and the estimated FY2016 EBITDA margin and expected FY2015-2017 sales CAGR for the Company were based on the Projections (in the case of the EBITDA margin, calculated using estimated adjusted EBITDA). The table below illustrates the minimum, median, mean and maximum of the estimated FY 2016 EBITDA margins and expected 2015-2017 Sales CAGRs for the Selected Public Companies as well as the estimated FY2016 EBITDA margin and the expected FY2015-2017 sales CAGR for the Company:

Core Automotive Aftermarket Companies	FY2016E EBITDA Margin	FY2015E - FY2017E Sales CAGR
Minimum	8.6%	2.9%
Mean	17.1%	5.5%
Median	18.1%	5.2%
Maximum	22.1%	10.0%

Specialty Retailers	FY2016E EBITDA Margin	FY2015E - FY2017E Sales CAGR
Minimum	4.3%	2.7%
Mean	9.9%	7.4%
Median	11.6%	6.9%
Maximum	13.5%	14.2%

Pep Boys	FY2016E EBITDA Margin	FY2015E - FY2017E Sales CAGR
Pep Boys	4.3%	2.3%

        Rothschild then selected, based on its experience and professional judgment, a reference range of EV/EBITDA multiples of 7.0x to 9.0x and applied this reference range of EV/EBITDA multiples to the Projections provided by the management of the Company of estimated adjusted EBITDA for the Company for FY2016 to derive a range of implied EVs for the Company. A range of implied equity values for the Company was then calculated by reducing the range of implied EVs by the amount of the Company's net debt (calculated as debt less cash and cash equivalents, in each case as reflected on the Company's balance sheet as of August 1, 2015), and adjusting for the amounts of minimum operating cash, non-operating assets and non-operating liabilities as of August 1, 2015 based on information provided to Rothschild by the Company's management. Rothschild then divided the range of implied equity values for the Company by the number of fully diluted Shares. This analysis indicated the following implied per share equity reference range for the Company (rounded to the nearest $0.25), as compared to the Offer Price and the Merger Consideration:

Implied Per Share Equity Reference Range for Pep Boys	Offer Price / Merger Consideration
$9.25 - $12.50	$15.00

Selected Precedent Transactions Analysis

        Rothschild performed a selected precedent transactions analysis in order to derive an implied per share equity reference range for the Company from transaction value multiples in merger and acquisition transactions involving other companies and then compared this implied per share equity reference range with the Offer Price and the Merger Consideration provided for in the Merger Agreement. Using publicly available information, Rothschild analyzed the transaction value multiples in the 18 selected transactions listed in the table below involving companies with business operations that generally reflected similar characteristics to the Company's business operations, divided into three main categories: (a) transactions involving companies in the tire sector; (b) transactions involving companies in the automotive service sector; and (c) transactions involving companies in the automotive aftermarket retail sector. Rothschild also analyzed the transaction value multiple implied in the 2012 merger transaction involving the Company and The Gores Group, LLC that was announced but never consummated.

Announcement Date	Acquiror	Target
January 2012	The Gores Group, LLC	Pep Boys
Tire:
February 2015	Ares Management, L.P.	American Tire Distributors, Inc.
February 2014	American Tire Distributors, Inc.	Terry's Tire Town Holdings, Inc.
January 2014	American Tire Distributors, Inc.	The Hercules Tire and Rubber Company
April 2010	TPG Capital, L.P.	American Tire Distributors, Inc.
September 2005	Sumitomo Corporation	TBC Corporation
June 2005	Leonard Green & Partners, L.P.	Tire Rack, Inc.
February 2005	Investcorp Bank BSC	American Tire Distributors, Inc.
March 2003	TBC Corporation	Merchant's Tire and Auto Service Center
Automotive Service:
March 2012	TBC Corporation	Midas, Inc.
March 2006	American Capital, Ltd.	AAMCO Transmissions, Inc.
June 2005	Meineke Mgmt.	Meineke Holding Company
April 2004	American Capital, Ltd.	Cottman Transmission Systems, LLC
Automotive Aftermarket Retail:
October 2013	Advance Auto Parts, Inc.	General Parts International, Inc.
March 2013	Genuine Parts Company	Exego Group
February 2008	O'Reilly Automotive, Inc.	CSK Auto Corporation
November 2005	CSK Auto Corporation	Murray's, Inc.
August 2001	Advance Auto Parts, Inc.	Discount Auto Parts, Inc.

        Based on its professional judgment and experience, Rothschild deemed these transactions relevant to consider in relation to the Company and the Transactions. No company, business or transaction used in this analysis is identical or directly comparable to the Company or the Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company or the Transactions were compared.

        Rothschild reviewed transaction values and calculated the EV implied for the target company based on the consideration paid in the selected transaction as a multiple of the EBITDA of the target company during the 12-month period ending closest to the date of announcement of the transaction for which such information was publicly available (the "EV/LTM EBITDA multiple"). The minimum, median and maximum EV/LTM EBITDA multiple for (a) the selected transactions in the tire sector, (b) the selected transactions in the automotive service sector, (c) the selected transactions in the automotive aftermarket retail sector and (d) all of the selected transactions, are set forth in the table below:

	Minimum	Median	Maximum
Tires Selected Transactions	9.4x	11.4x	26.5x
Automotive Service Selected Transactions	8.6x	11.2x	13.0x
Automotive Aftermarket Retail Selected Transactions	6.6x	8.9x	12.6x
All Selected Transactions	6.6x	10.8x	26.5x

        Rothschild observed that the Offer Price and the Merger Consideration provided for in the Merger Agreement implied an EV/EBITDA multiple for the Company of 13.2x based on the adjusted LTM EBITDA of the Company, which was higher than the median of the EV/LTM EBITDA multiples for the selected transactions.

        Based on the range of selected transaction EV/LTM EBITDA multiples, Rothschild applied a range of EV/LTM EBITDA multiples of 8.5x to 11.5x to the adjusted LTM EBITDA of the Company to derive a range of implied EVs for the Company. A range of implied equity values for the Company was then calculated by reducing the range of implied EVs by the amount of the Company's net debt (calculated as debt less cash and cash equivalents, in each case as reflected on the Company's balance sheet as of August 1, 2015), and adjusting for the amounts of minimum operating cash, non-operating assets and non-operating liabilities as of August 1, 2015 based on information provided to Rothschild by the Company's management. Rothschild then divided the range of implied equity values for the Company by the number of fully diluted Shares. This analysis indicated the following implied per share equity reference range for the Company (rounded to the nearest $0.25), as compared to the Offer Price and the Merger Consideration:

Implied Per Share Equity Reference Range for Pep Boys	Offer Price / Merger Consideration
$9.00 - $12.75	$15.00

Illustrative Discounted Cash Flow Analysis

        Rothschild performed a discounted cash flow analysis of the Company in order to derive an implied per share equity reference range for the Company if it were to remain an independent public company and then compared this implied per share equity reference range with the Offer Price and Merger Consideration provided for in the Merger Agreement. In this analysis, Rothschild calculated the estimated present value of the standalone, unlevered, after-tax free cash flows that the Company was forecasted to generate from August 1, 2015 through the end of FY2018 based on the Projections provided by the management of the Company. Rothschild also calculated a range of estimated terminal values for the Company utilizing both the perpetuity growth valuation methodology and the forward EBITDA multiple methodology. In conducting the terminal valuation under the perpetuity growth valuation methodology, Rothschild applied a perpetuity growth rate, based on its professional judgment given the nature of the Company and its business and industry, of 2.5% to 3.5%, to the projected standalone unlevered, after-tax free cash flows of the Company in the terminal period. In conducting the terminal valuation under the forward EBITDA multiple methodology, Rothschild applied a forward EV/EBITDA multiple, based on its professional judgment given the nature of the Company and its business and industry, of 7.0x to 9.0x to the projected adjusted EBITDA of the Company in the terminal period. The cash flows and the terminal value (under both the perpetuity growth valuation methodology and the forward EBITDA multiple methodology) were then discounted to present value using a discount rate of 8.5% to 10.5% based on an estimate of the Company's weighted average cost of capital as of October 23, 2015, to derive a range of implied EVs for the Company. A range of implied equity values for the Company was then calculated (under both the perpetuity growth valuation methodology and the forward EBITDA multiple methodology) by reducing the range of implied EVs by the amount of the Company's net debt (calculated as debt less cash and cash equivalents, in each case as reflected on the Company's balance sheet as of August 1, 2015), and adjusting for the amounts of minimum operating cash, non-operating assets and non-operating liabilities as of August 1, 2015 based on information provided to Rothschild by the Company's management. Rothschild then divided the range of implied equity values for the Company by the number of fully diluted Shares. This analysis indicated the following implied per share equity reference ranges for the Company (rounded to the nearest $0.25), as compared to the Offer Price and the Merger Consideration:

Perpetuity Growth Method	Terminal Forward EBITDA Multiple Method	Offer Price / Merger Consideration
$5.75 - $10.75	$9.25 - $13.50	$15.00

Illustrative Valuation of Sale and Separation of Retail Business

        Rothschild performed an analysis to determine the illustrative per share equity reference range implied by a transaction in which the Company would dispose of its retail business to a third party and retain and continue to operate the automotive service business. At the direction of the Company's management, Rothschild performed this analysis based on illustrative terms for a transaction of this nature which were generally consistent with terms the Company's management considered potentially achievable based on its negotiations with Party B. These terms included, among other things, the number of retail locations included in the sale, the amount of square footage that Party B would agree to lease from the Company, the rent which would be paid per square foot for such locations and the terms and conditions of a supply agreement to be entered into for the provision of parts by Party B to the Company for use in the Company's service business. The Company's management advised Rothschild that such terms were not final and were subject to further negotiation and that the transaction itself was still subject to further due diligence and negotiation of definitive agreements. The illustrative terms suggested by the Company's management implied an illustrative estimated value range for the Company, assuming such sale and separation transaction could be consummated on such terms, of $865 million to $1,035 million, comprised of (a) an illustrative estimated value range of the

Company's automotive service business of $690 to $860 million, which Rothschild calculated by applying a selected EV/EBITDA multiple range of 8.0x to 10.0x to the estimated run rate EBITDA for FY2015 of the standalone automotive service business (after the disposal of the retail business and subject to the terms and conditions associated with the transaction agreements providing for a sale and separation of the retail business, including the supply agreement and lease agreement with Party B) projected by the management of the Company, and (b) illustrative value to be realized from the sale and separation of the retail business, net of costs and taxes anticipated to be incurred by the Company in connection with such sale and separation, of $175 million as estimated by the management of the Company (subject to the terms and conditions associated with the transaction agreements providing for a sale and separation of the retail business, including the supply agreement and lease agreement with Party B). A range of implied equity values for the Company was then calculated by reducing the illustrative estimated value range for the Company from a sale and separation of the retail business by the amount of the Company's net debt (calculated as debt less cash and cash equivalents, in each case as reflected on the Company's balance sheet as of August 1, 2015), and adjusting for the amounts of minimum operating cash, non-operating assets, non-operating liabilities and estimated transaction costs anticipated by the Company's management in the case of a sale and separation of retail transaction. Rothschild then divided the range of implied equity values for the Company by the number of fully diluted Shares. This analysis indicated the following implied per share equity reference range for the Company (rounded to the nearest $0.25), as compared to the Offer Price and the Merger Consideration:

Implied Per Share Equity Reference Range for Pep Boys	Offer Price / Merger Consideration
$13.50 - $16.50	$15.00

        All of the financial information utilized by Rothschild in the illustrative implied valuation of the Company in a potential sale and separation of retail business transaction was provided to Rothschild and approved for Rothschild's use by the management of the Company. Rothschild noted in its presentation to the Board that the per share equity reference range implied by this analysis was not adjusted for any discount associated with the expected execution risks of a transaction involving the sale and separation of the retail business of the Company or the time it would take to complete such separation and achieve the estimated run rate EBITDA for FY2015 for the standalone service business. In addition, the management of the Company advised Rothschild that upon consummation of such a transaction, the Company could be required, as an inducement for Party B to agree to the terms of the transaction, to assume certain contingent liabilities potentially up to $100 million relating to the Company's ability to elevate certain Party B subleases to direct leases. Rothschild noted in its presentation to the Board that Rothschild's analysis did not reflect such contingent liabilities.

Other Factors

        Rothschild also reviewed and considered other factors that were not included as part of its financial analyses in connection with rendering its advice but were referenced for informational purposes, including, among other things, the market price, analyst price targets, premia paid in selected precedent transactions and illustrative discounted equity value analyses discussed below.

Market Price Analysis

        Rothschild reviewed FactSet data for the historical trading prices for the Common Stock for the 52-week period ended October 23, 2015 (the last full trading day prior to the October 25, 2015 meeting of the Board to evaluate the Transactions), noting that the low and high closing prices during such period ranged from $8.00 to $12.94. Rothschild also reviewed FactSet data for historical trading prices for the Common Stock for the 52-week period ended May 19, 2015 (the last full trading day prior to the date that The Wall Street Journal published a news article speculating that a number of potential suitors were exploring a possible acquisition of the Company), noting that the low and high closing prices during such period ranged from $8.00 to $11.66. Rothschild compared the low and high closing prices during such periods to the $15.00 Offer Price and Merger Consideration provided for in the Merger Agreement.

Analyst Price Targets

        Rothschild reviewed publicly available Common Stock price targets of research analysts' estimates known to Rothschild as of October 23, 2015, noting that the low and high Common Stock price targets ranged from $12.00 to $15.00. Rothschild compared the low and high of the range of analysts' Common Stock price targets to the $15.00 Offer Price and Merger Consideration provided for in the Merger Agreement.

Selected Premia Paid Analysis

        Rothschild performed, based on data from Factiva, FactSet, Thomson Reuters and public filings, a selected premia paid analysis in order to derive an implied per share equity reference range for the Company from premia implied in selected public merger and acquisition transactions and then compared this implied per share equity reference range with the Offer Price and the Merger Consideration provided for in the Merger Agreement. In this analysis, Rothschild reviewed the premia paid in 141 public transactions involving only cash consideration announced between September 1, 2010 and October 23, 2015 involving target companies in the United States (excluding target companies in the financial services or real estate industries) with an EV between $400 million and $1.5 billion. Rothschild calculated the premium paid in each transaction by dividing the per share consideration announced in the announcement of such transaction by the closing share price of the target one day prior to the announcement of the transaction, one week prior to the announcement of the transaction and one month prior to the announcement of the transaction. The 25th percentile, median, mean and 75th percentile for the premia paid in the selected transactions are set forth in the table below:

	1-Day Premium	1-Week Premium	1-Month Premium
25th Percentile	23%	24%	24%
Median	31%	35%	37%
Mean	39%	41%	44%
75th Percentile	46%	47%	53%

        Based on its review of the premia paid in the selected transactions, Rothschild then applied a reference range of premia of 25% to 50%, representing approximately the 25th and 75th percentile, respectively, of the premia paid in the selected transactions, to the closing trading price of the Common Stock of $9.25 on May 19, 2015 (the last full trading day prior to the date that The Wall Street Journal published a news article speculating that a number of potential suitors were exploring a possible acquisition of the Company). This analysis indicated an implied per share equity reference range for the Company (rounded to the nearest $0.25) of $11.50 to $14.00, as compared to the $15.00 Offer Price and Merger Consideration provided for in the Merger Agreement.

Illustrative Discounted Equity Value

        Rothschild performed an illustrative analysis of the implied present value of the future price per Share. For this analysis, Rothschild used the Projections prepared by the Company's management for each of FY2016, FY2017 and FY2018. Rothschild first calculated an illustrative future price per Share at fiscal year-end of each of FY2015, FY2016 and FY2017 by (a) applying illustrative EV/EBITDA multiples ranging from 7.0x to 9.0x to estimated adjusted EBITDA of the Company for FY2016, FY2017 and FY2018, (b) subtracting the projected net debt as of the end of FY2015, FY2016 and FY2017, respectively, as provided by the management of the Company in the Projections and adjusting for the amounts of minimum operating cash, non-operating assets and non-operating liabilities as of August 1, 2015 based on information provided to Rothschild by the Company's management, which adjustments were immaterial in the aggregate and which were assumed not to change materially in value over the period covered by the analysis), and (c) dividing by the number of fully diluted Shares. Rothschild then discounted the illustrative future price per Share at fiscal year-end of each of FY2015, FY2016 and FY2017 back to August 1, 2015 using a discount rate range of 10.0% to 12.0%, reflecting an estimate of the Company's cost of equity. This analysis indicated an illustrative range of implied present values (rounding to the nearest $0.25) of $8.25 to $13.25 per Share, as compared to the $15.00 Offer Price and Merger Consideration provided for in the Merger Agreement.

        The valuation and financial analyses set out above are not a comprehensive description of all analyses and examinations actually conducted by Rothschild in connection with its opinion and are qualified in their entirety by reference to the full text of the written opinion of Rothschild attached to this Statement as Annex B. The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant valuation and financial analyses and the application of those methods to the particular circumstances involved, and therefore a fairness opinion necessarily is not susceptible to partial analysis or summary description. Rothschild believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all of the described analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the Board. In addition, Rothschild may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Rothschild with respect to the actual value of the Company.

        In performing its analyses, Rothschild made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Rothschild are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Rothschild with respect to the fairness, from a financial point of view, of the Offer Price or Merger Consideration, as applicable, payable to the holders of outstanding Shares (other than Parent, Purchaser, the Company, any subsidiary of the Company or any shareholder of the Company who duly exercises dissenters' rights under the PBCL) in the Offer and the Merger pursuant to the Merger Agreement, and were provided to the Board in connection with the delivery of Rothschild's opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future.

        As described above, Rothschild's opinion, together with the financial analyses performed by Rothschild in connection with its opinion and reviewed by the Board, were among the many factors that the Board took into consideration in making the recommendation of the Board described in "Item 4. The Solicitation or Recommendation—Recommendation of the Board." Rothschild was not requested to, and did not, recommend any specific amount of consideration to the Board or that any specific amount of consideration constituted the only appropriate consideration in the Offer or the Merger. The amount and type of consideration payable in the Offer and the Merger was determined through negotiations between the Company and Parent. Consequently, Rothschild's opinion should not be viewed as determinative of the views of the Board or the Company's management with respect to the Offer Price, the Merger Consideration or the Transactions, including whether the Board would have been willing to determine that a different Offer Price and Merger Consideration was fair.

Miscellaneous

        Rothschild is acting as financial advisor to the Company with respect to the Transactions and will receive an aggregate fee of approximately $9.5 million, $1 million of which became payable upon delivery of Rothschild's opinion and the remainder of which will become payable upon the consummation of the Offer. The Company has also agreed to reimburse Rothschild for reasonable expenses incurred by Rothschild in performing its services, including fees and expenses of its legal counsel, and to indemnify Rothschild and related persons against certain liabilities arising out of its engagement.

        During the two-year period ending on October 25, 2015, Rothschild did not provide financial services to Parent or the Company other than, in the case of the Company, with respect to Rothschild's engagement in connection with the Transactions. Rothschild or its affiliates may in the future provide financial services to the Company, Parent and/or their respective affiliates in the ordinary course of businesses from time to time and may receive fees for the rendering of such services. In addition, in the ordinary course of Rothschild's business activities, Rothschild and its affiliates may trade in the securities of Parent, the Company or their respective affiliates, for their own accounts or for the accounts of their respective affiliates and customers, and may at any time hold a long or short position in such securities.

Company Management Projections

        In connection with the evaluation of a possible transaction involving the Company and in connection with the rendering of Rothschild's opinion described under "Item 4. The Solicitation or Recommendation—Opinion of Rothschild," Rothschild and the Board were provided with a non-public, unaudited, stand-alone, financial forecast for FY2015 through FY2018, which is described below (the "Projections").

        The Projections were prepared solely for internal use and were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with the published guidelines of the SEC regarding projections and the use of measures other than generally accepted accounting principles as applied in the United States ("GAAP"), the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections or forecasts, or generally accepted accounting principles. Neither the Company's independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the Projections described below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections.

        The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions, including, but not limited to, those relating to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company's business, all of which are difficult to predict and many of which are beyond the Company's control. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than forecasted. The Projections cover multiple years and such information by its nature becomes less predictive with each successive year. The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. The Projections also reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. None of the Company, Bridgestone Americas, Parent, Purchaser, any of their respective affiliates or representatives or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections described below.

        The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by Parent and Purchaser pursuant to the Offer and the Merger. The Company's management's internal financial forecast, upon which the Projections were based, is subjective in many respects. As a result, the inclusion of the Projections in this Statement should not be relied on as necessarily predictive of actual future events.

        The Projections are forward-looking statements. For information on factors that may cause the Company's future financial results to materially vary, see "Item 8. Additional Information—Forward-Looking Statements," below.

        The information from the Projections set forth below should be evaluated, if at all, in conjunction with the historical consolidated financial statements and other information regarding the Company contained elsewhere in this Statement, the Offer to Purchase and the Company's public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Projections, readers of this Statement are cautioned not to place undue, if any, reliance on the Projections described in this Statement.

        The Projections set forth below are not being included in this Statement to influence your decision whether to tender your Shares in the Offer, because the Company believes they are material or because the Company believes they are a reliable prediction of actual future results, but because the Projections were made available to Rothschild.

	Projections (in millions)
	FY2015E	FY2016E	FY2017E	FY2018E
Revenue	$2,092.8	$2,147.0	$2,190.5	$2,292.3
Net Income	$6.9	$17.5	$28.0	$34.3
Adjusted EBITDA(1)	$78.8	$91.4	$108.6	$120.5
Capital Expenditures(2)	$55.0	$59.0	$73.0	$75.7
Net Debt(3)	$154.0	$160.4	$141.7	—

	2H FY2015E(4)	FY2016E	FY2017E	FY2018E	Terminal Period(5)
Unlevered, After-Tax Free Cash Flows	$(15)	$6	$31	$35	$44

(1)
Adjusted EBITDA refers to earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring and non-operational items. The Company believes that this measure provides a useful alternative method for assessing its operating results. However, this measure does not provide a complete picture of the Company's operations and should not be considered a substitute for or superior to GAAP results.

(2)
Capital Expenditures refer to expected purchases of property, plant and/or equipment.

(3)
Net Debt refers to the net debt of the Company as of the end of the relevant fiscal year (calculated as debt less cash and cash equivalents).

(4)
Column shows projected unlevered, after-tax free cash flows for only the third and fourth fiscal quarters of FY2015.

(5)
The projected unlevered, after-tax free cash flows for the terminal period were normalized from the projected unlevered, after-tax free cash flows for FY2018 to reflect a normalized level of capital expenditures and depreciation of approximately $45 million.

        No representation is made by the Company or any other person to any shareholder of the Company or any other person regarding the ultimate performance of the Company compared to the information included in the above unaudited, stand-alone, projected financial information for the Company. The inclusion of unaudited, stand-alone, projected financial information in this Statement should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and it should not be relied on as such. Except to the extent required by federal securities laws, neither the Company nor any of its affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the above prospective financial information to reflect circumstances existing after the date when made or to reflect the occurrence of future events.

Intent to Tender

        To the knowledge of the Company, after making reasonable inquiry, each of the Company's executive officers and directors currently intends to tender or cause to be tendered all outstanding Shares held of record or beneficially by such persons for purchase pursuant to the Offer, other than Shares that are not transferable.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

        See "Item 4. The Solicitation or Recommendation—Opinion of Rothschild" above for a description of the Company's engagement with Rothschild, which is incorporated into this Item 5 by reference.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company in connection with the Offer.

Item 6.    Interest in Securities of the Subject Company

        During the past 60 days prior to the date of this Statement, no transactions with respect to the Shares have been effected by the Company or, to the Company's knowledge after reasonable inquiry and a review of Form 4 filings, by any of its current executive officers, directors, affiliates or subsidiaries.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except with respect to the Transactions or as indicated in this Statement (including the exhibits to this Statement), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (a) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except with respect to the Transactions or as indicated in this Statement (including the exhibits to this Statement), there are no transactions, board resolutions, agreements in principle, or signed contracts entered into by the Company in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information

        The information contained in all of the exhibits to this Statement referred to in Item 9 below is incorporated into this Item 8 by reference.

Golden Parachute Compensation

Background

        In this Statement, the Company is required to disclose any agreement or understanding, whether written or unwritten, between the named executive officers and the Company or the Purchaser concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer. The Company has entered into Change of Control Agreements that provide for change of control severance benefits to the named executive officers and Non-Competition Agreements that provide for severance benefits in certain circumstances where the named executive officer would not receive severance benefits under his or her Change of Control Agreement. The terms and conditions of these agreements are described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements or Arrangements with Executive Officers of the Company," which is incorporated into this Item 8 by reference.

Aggregate Amounts of Potential Compensation

        The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of the Company that is based upon or otherwise related to the Transactions. The Offer Closing will constitute a "change of control" under the terms of the Company's Change of Control Agreements, pursuant to which the named executive officers may become entitled to receive certain payments and benefits. The amounts shown below reflect only the additional payments or benefits that the individual would have received upon the occurrence of the triggering event listed below. They do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest, pursuant to their terms on or prior to the Effective Time, absent the triggering event.

        For purposes of calculating the potential payments set forth in the table below, the Company has assumed that:

  •
  the Offer was consummated on November 12, 2015, which is the last practicable date prior to the filing of this Statement;

  •
  each applicable named executive officer incurred a Qualifying Termination on November 12, 2015; and

  •
  the Company Nonqualified Plans were terminated and liquidated on November 12, 2015.

        The amounts shown in the table are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described in this Statement. The actual amounts, if any, that may be received by a named executive officer may differ in material respects from the amounts set forth below. For additional details regarding the terms of the payments quantified below, see "Item 2. Identity and Background of Filing Person—Tender Offer and Merger" and "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements or Arrangements with Executive Officers of the Company."

        In accordance with the Change of Control Agreements, to the extent that the payments and benefits provided thereunder constitute "parachute payments" within the meaning of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, then the benefits will be payable either (a) in full or (b) as to such lesser amount which would result in no portion of such benefits being subject to the excise tax under Section 4999 of the Code, whichever of the foregoing amounts (taking into consideration applicable taxes, including the excise tax under Section 4999) would result in the receipt by the named executive officer on an after-tax basis of the greatest amount of benefits (even if some of such benefits are taxable under Section 4999). The amounts set forth below do not take into effect any possible reduction due to the application of Section 280G of the Code as set forth above. No named executive officer is entitled to tax gross-ups on any payments or benefits under the Change of Control Agreement or Non-Competition Agreement.

        The following table summarizes the value of benefits payable to each named executive officer pursuant to the arrangements described above, using ordinary rounding principles (all amounts shown below in dollars) and assuming that the Effective Time occurred on November 12, 2015 and that each named executive officer incurred a simultaneous Qualifying Termination.

Name	Cash ($)(1)(2)	Equity ($)(3)	Pension/NQDC Plans ($)(4)	Total ($)
Scott P. Sider(5)	1,997,309	1,042,008	—	3,039,317
David R. Stern	1,764,369	1,648,964	55,365	3,468,698
Christopher J. Adams	1,208,395	1,221,381	27,662	2,457,438
Thomas J. Carey	1,222,392	1,209,019	46,879	2,478,290
John J. Kelly	1,325,752	1,186,994	—	2,512,746
John T. Sweetwood(6)	—	73,463	—	73,463

(1)
No amounts in this column are payable solely as a result of the Transactions, and these amounts would be payable only if a "double-trigger" occurred (which would require a Qualifying Termination of the named executive officer) within 12 months prior to the Effective Time or 24 months following the Effective Time (except for Mr. Sider, which period is 12 months following the Effective Time).

(2)
The amounts in this column represent the cash severance payments to which the executive officers would be entitled under his or her Change of Control Agreement, which is a lump sum cash payment equal to the sum of the named executive officer's: (i) base salary and target bonus for the Company's 2015 fiscal year, multiplied by two (other than Mr. Sider, whose base salary and target bonus are multiplied by one) (this also assumes that the named executive officer's target bonus opportunity for the 2015 fiscal year is greater than the average annual bonus amount that such named executive officer earned for the three completed fiscal years immediately prior to the 2015 fiscal year); (ii) pro rata target bonus for the Company's 2015 fiscal year, multiplied by a fraction, the numerator of which is 285 (except for Mr. Sider, in which case such numerator is 151) (which is the number of days in the 2015 fiscal year as measured from the first day of the fiscal year on which the named executive officer was employed to November 12, 2015) and the denominator of which is 365 (this also assumes that the named executive officer's target bonus opportunity for the 2015 fiscal year is greater than the average annual bonus amount that such named executive officer earned for the three completed fiscal years immediately prior to the 2015 fiscal year); and (iii) the sum of (A) an amount equal to 24 (other than Mr. Sider, in which case such amount equals 12), multiplied by the applicable monthly COBRA premium as in effect on the date of the named executive officer's termination that the named executive officer would have to pay to continue the welfare benefits for which COBRA continuation rights are available for the named executive officer and, where applicable, his or her family, plus (B) an amount equal to 24 (other than Mr. Sider, in which case such amount equals 12) multiplied by the applicable monthly premium or allowance as in effect on the date of the named executive officer's termination that would have to be paid to continue the programs and benefits which are available to the named executive officer and, where applicable, his or her family, with respect to health and welfare benefits, including, without limitation, disability, salary continuance, life, accidental death and travel accident plans, programs and policies, required to be provided under the named executive officer's Change of Control Agreement during the Employment Period (other than welfare benefits described in clause (A) above). The following table breaks down the amounts in this column by type of payment:

Name	Annual Base Salary and Target Bonus	Pro Rata Portion of Bonus	Value of Benefits
Scott P. Sider	$1,600,000	$330,959	$66,350
David R. Stern	$1,477,840	$247,271	$39,258
Christopher J. Adams	$1,030,225	$124,824	$53,346
Thomas J. Carey	$1,056,006	$127,948	$38,438
John J. Kelly	$1,131,000	$137,034	$57,718
John T. Sweetwood	$—	$—	$—
(3)
The amounts in this column represent the value of unvested Company Options, Company RSUs and Company PSUs under the Company Stock Plans the vesting of which will accelerate on a "single trigger" basis at the Effective Time as required by the Merger Agreement, provided that the Company PSUs will vest as if the applicable performance goals had been achieved at the target level of performance at the end of the applicable performance period. For purposes of the table above, amounts are calculated based on the number of equity awards held by each named executive officer (and, in the case of Mr. Sweetwood, as a director) as of November 12, 2015 and the per Share consideration is assumed to be equal to the Merger Consideration. The amounts in this column for Mr. Sweetwood do not include the value of any Company RSUs that previously became vested, but which were deferred under the terms of such Company RSUs. The following table breaks down the amounts in this column by type of equity award:

Name	Amount Payable in Respect of Unvested Company Options(a)	Amount Payable in Respect of Unvested Company RSUs	Amount Payable in Respect of Unvested Company PSUs
Scott P. Sider	$302,913	$246,360	$492,735
David R. Stern	$449,414	$538,110	$661,440
Christopher J. Adams	$306,321	$459,375	$455,685
Thomas J. Carey	$312,169	$433,470	$463,380
John J. Kelly	$334,379	$463,530	$389,085
John T. Sweetwood	$—	$73,463	$—

(a)
The value of the unvested and accelerated Company Options held by each named executive officer is the difference between the value of the Merger Consideration and the per Share exercise price of the Company Options, multiplied by the number of unvested shares as of November 12, 2015. For additional information relating to the treatment of Company Options, Company RSUs and Company PSUs and the amounts payable by type of equity award, see "Item 3. Past Contacts, Transaction, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards."
(4)
The amounts in this column represent the value of the portion of the named executive officer's benefit under the Company Nonqualified Plans that is not vested as of November 12, 2015, the vesting of which will accelerate on a "single trigger" basis at the Effective Time as required by the Merger Agreement. The Merger Agreement also requires that the Company Nonqualified Plans be terminated at the Effective Time and the value of the amounts credited to the participant's account, including the named executive officers, under the Company Nonqualified Plans to be paid to such participants in a single lump sum cash payment. For purposes of the table above, the value of any accelerated vesting under the Company Nonqualified Plans for each named executive officer is calculated as the value of the unvested benefit of November 12, 2015. The amounts in this column do not include the value of the portion of the named executive officer's account under the Company Nonqualified Plans that vested prior to November 12, 2015. The following table breaks down the amounts in this column by Company Nonqualified Plan:

Name	Value of Unvested Amount Under Company Account Plan		Value of Accelerated Vesting of Unvested Amount Under Company Deferred Compensation Plan
Scott P. Sider	$		$
David R. Stern		$44,684		$10,681
Christopher J. Adams		$27,662	$
Thomas J. Carey		$40,150		$6,729
John J. Kelly	$		$
John T. Sweetwood		$—		$—

For additional information relating to the value of account balances by Company Nonqualified Plan for the named executive officers, see "Item 3. Past Contacts, Transaction, Negotiations and Agreements—Agreements or Arrangements with Executive Officers of the Company—Nonqualified Deferred Compensation Plans."

(5)
Mr. Sider was appointed as the Company's Chief Executive Officer on June 15, 2015.

(6)
Mr. Sweetwood was the interim Chief Executive Officer until Scott P. Sider was appointed as the Chief Executive Officer on June 15, 2015. Mr. Sweetwood is not a party to a Change of Control Agreement. In Mr. Sweetwood's position as a director of the Company, Mr. Sweetwood has been granted equity awards under the Company Stock Plans. Any unvested equity awards held by Mr. Sweetwood as of the Effective Time will become fully vested and all outstanding equity awards held by Mr. Sweetwood will be cancelled and converted into a cash payment to Mr. Sweetwood in accordance with the terms of the Merger Agreement. For more information regarding the treatment of equity awards in connection with the Merger, see "Item 3. Arrangements with Current Executive Officers and Directors of the Company—Effect of the Offer and the Merger Agreement on Equity Awards".

        Former CEO Michael R. Odell ceased his employment with the Company on September 26, 2014 and is therefore not eligible to receive any amount that is required to be disclosed in the table above.

Top-Up Option

        In the Merger Agreement, the Company granted Purchaser an option (the "Top-Up Option") to purchase, at a price per Share equal to the Offer Price, that number of newly issued Shares (the "Top-Up Shares") equal to the lowest number of Shares that, when added to the number of Shares owned by Parent and its subsidiaries at the time of exercise of the Top-Up Option, will constitute one Share more than 80% of the Shares (calculated on a fully diluted basis in accordance with the Merger Agreement) then outstanding (after giving effect to the issuance of the Top-Up Shares). If following the Offer and the exercise, if any, of the Top-Up Option, Parent, Purchaser and their respective subsidiaries hold, in the aggregate, at least one Share more than 80% of the Shares (calculated on a fully diluted basis in accordance with the Merger Agreement), the parties have agreed to take all necessary and appropriate action to complete the Merger following the consummation of the Offer in accordance with the "short form" procedures available under the PBCL.

        At the closing of the purchase of Top-Up Shares, the aggregate purchase price owed by Purchaser to the Company for the Top-Up Shares will be paid to the Company at Parent's election, either (x) entirely in cash, by wire transfer of same-day funds, or (y) by issuing to the Company an unsecured, non-negotiable, non-transferable promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option. Such promissory note (a) will bear interest at the applicable short-term federal rate per annum for U.S. income tax purposes, payable in arrears at maturity, (b) will mature on the first anniversary of the date of execution of the promissory note, (c) will be full recourse to Parent and Purchaser, (d) may be prepaid, at any time, in whole or in part, without premium or penalty, and (e) will have no other material terms.

        This summary of the Top-Up Option is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and incorporated herein by reference.

State Anti-Takeover Statutes

Business Combinations

        Subchapter F of Chapter 25 of the PBCL prohibits a registered corporation from engaging in any "business combination" (defined to include a merger and certain other transactions) with any "interested shareholder" (generally, a person that is (1) the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors or (2) an affiliate or associate of the corporation and at any time within the five year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors) other than, inter alia, a business combination approved by the board of directors of the corporation prior to the interested shareholder's share acquisition date (i.e., the date on which the interested shareholder reached the requisite 20% beneficial ownership threshold described above), or where the purchase of shares made by the interested shareholder on the interested shareholder's share acquisition date had been approved by the board of directors of the corporation prior to the shareholder's share acquisition date.

        The Board has approved Purchaser's acquisition of shares pursuant to the Offer, the Merger and the Top-Up Option and therefore Subchapter F of Chapter 25 of the PBCL does not apply to the Offer, the Merger or the Top-Up Option.

        The Board has also taken all actions necessary to render inapplicable the provisions of Subchapter E (relating to the right of Company shareholders to "put" their Shares to any person that acquires 20% or more of the voting power over voting shares of the Company), Subchapter I (relating to certain minimum severance payments in connection with an acquisition of 20% or more of the voting power over voting shares of the Company) and Subchapter J (relating to the termination or impairment of an existing labor contract in connection with an acquisition of 20% or more of the voting power over voting shares of the Company) of Chapter 25 of the PBCL to the Offer, the Merger or the Top-Up Option.

Pennsylvania Takeover Disclosure Law

        The Pennsylvania Takeover Disclosure Law (the "Takeover Law") provides that it is unlawful for any person (except for certain persons described in the Takeover Law) to make a takeover offer (as defined in the Takeover Law) involving a target company or to acquire any equity securities of the target company pursuant to the offer, unless at least 20 days prior thereto, the person making the offer (a) files with the Pennsylvania Securities Commission a registration statement containing certain information prescribed by the Takeover Law, (b) sends a copy of the registration statement by certified mail to the target company at its principal office, and (c) publicly discloses the offering price of the proposed offer and the fact that a registration statement has been filed with the Pennsylvania Securities Commission, unless the securities or the offer are exempt from such requirements. An offer as to which the target company, acting through its board of directors, recommends acceptance to its shareholders, if at the time such recommendation is first communicated to the shareholders, the offeror has filed a notice with the Pennsylvania Securities Commission containing certain information described in the Takeover Law, is exempt from such registration and related requirements.

        The Board approved the Offer and purchase of tendered Shares by Purchaser in accordance with the Merger Agreement, and Purchaser will file a notice with the Pennsylvania Securities Commission as required by the Takeover Law. Consequently, the provisions of the Takeover Law requiring the filing of a registration statement with the commission do not apply to the Offer or the Merger.

Pennsylvania Short-Form Merger Statute

        Pursuant to Section 321(d)(ii) of the PBCL, if a corporation that is party to a merger owns 80% or more of the outstanding shares of a constituent corporation to a merger, no approval of the shareholders of such constituent corporation is required to approve such merger. If Purchaser acquires 80% or more of the Shares in the Offer, including through exercise of the Top-Up Option, it will be able to consummate the Merger as a "short-form merger" without holding a meeting of the shareholders. In the event that the Offer is completed (including following any "subsequent offering period" described in Section 1.01(f) of the Merger Agreement) but less than 80% of the Shares are tendered (and Purchaser does not exercise the Top-Up Option to acquire the requisite number of Shares to complete a "short-form merger"), the Merger cannot be consummated until the Company holds a special meeting of the shareholders and the shareholders vote to approve the Merger, which will take substantially more time than consummation of a "short-form merger."

Dissenters' Rights

        No dissenters' rights are available in connection with the Offer. However, if the Merger is (a) submitted to the shareholders for approval and the Shares are not (1) listed on the NYSE or another securities exchange or (2) held beneficially or of record by 2,000 or fewer persons, or (b) consummated in accordance with the requirements of the Pennsylvania "short-form merger" statute described above, shareholders who have not tendered their Shares in the Offer will be entitled to certain rights under Subchapter D of Chapter 15 of the PBCL, including the right to dissent and obtain payment of the fair value of their Shares. Under the PBCL, dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the "fair value" of their Shares immediately prior to the Effective Time, which "fair value" will exclude any element of value arising from the consummation or expectation of the Merger. Shareholders would also be entitled to receive interest on such amounts from the date of consummation of the Merger. Shareholders should realize that the amount determined to be the fair value in any appraisal proceeding may be higher or lower than the amount to be paid pursuant to the Offer or in the Merger.

        Holders of the Shares should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to "fair value" under Subchapter D of Chapter 15 of the PBCL. Moreover, Parent could argue in a valuation proceeding that, for purposes of such a proceeding, the fair value of Shares held by holders dissenting under Subchapter D of Chapter 15 of the PBCL is less than the price paid in the Offer. If any shareholder who exercises his or her rights under Subchapter D of Chapter 15 of the PBCL fails to perfect, or effectively withdraws or loses such rights, such holder's Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement.

        FAILURE TO FOLLOW THE STEPS REQUIRED BY THE PBCL FOR PERFECTING DISSENTERS' RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. SHAREHOLDERS CONTEMPLATING THE EXERCISE OF SUCH DISSENTERS' RIGHTS SHOULD CAREFULLY REVIEW THE PROVISIONS OF SUBCHAPTER D OF CHAPTER 15 OF THE PBCL, PARTICULARLY THE PROCEDURAL STEPS REQUIRED TO PERFECT SUCH RIGHTS, AND CONSULT WITH THEIR LEGAL AND FINANCIAL ADVISORS.

        The foregoing summary of the rights of dissenting shareholders under the PBCL does not purport to be a statement of the procedures to be followed by the shareholders desiring to exercise any dissenters' rights under Pennsylvania law. The foregoing discussion is not a complete statement of law pertaining to dissenters' rights under Pennsylvania law and is qualified in its entirety by reference to Pennsylvania law.

        DISSENTERS' RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IN THE EVENT THE MERGER IS COMPLETED.

        SHAREHOLDERS WHO TENDER THEIR SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE DISSENTERS' RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE IN EXCHANGE FOR THEIR TENDERED SHARES.

Section 14(f) Information Statement

        Pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, the Company is filing with the SEC and transmitting to the Company's shareholders the Information Statement attached as Annex A hereto in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors other than at a meeting of the Company's shareholders after acquiring Shares pursuant to the Offer.

Antitrust Compliance

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), (including the related rules and regulations that have been promulgated thereunder by the U.S. Federal Trade Commission (the "FTC")), certain acquisition transactions, including Purchaser's purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. Pursuant to the HSR Act, Bridgestone Corporation and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on November 13, 2015.

        Under the HSR Act, Purchaser's purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 pm, 15 calendar days from the date of filing the forms. However, the initial waiting period may be terminated prior to such date and time by the FTC, or we may receive a request (a "Second Request") for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of 10 calendar days, which will begin on the date on which we have substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration.

        Pursuant to the Merger Agreement, each of the Company, Parent and Purchaser has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the Offer, the Merger and the other Transactions. The parties have also agreed to (a) cooperate in all respects with each other in connection with any filing or submission, including by promptly supplying the other party with any information which may be required in order to effectuate any filing or submission, and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (b) keep the other party reasonably informed of any communication received by such party from, or given by such party to, the FTC or the Antitrust Division and of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions, and except as prohibited by applicable law or the applicable governmental entity, provide the other party with copies of all such written communications, and (c) permit the other party to review (and consider in good faith the views and comments of the other party in connection with) any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the Antitrust Division or any other governmental entity or, in connection with any proceeding by a private party, with any other person, and except as prohibited by applicable law or the applicable governmental entity, give the other party the opportunity to attend and participate in such meetings and conferences.

        If any objections are asserted with respect to the Transactions under any antitrust law or if any suit is instituted (or threatened to be instituted) by the FTC, the Antitrust Division or any other applicable governmental entity or any private party challenging any of the Transactions as violating any antitrust law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, each of the Company and Parent has agreed to use its respective reasonable best efforts to resolve any such objections or suits so as to permit consummation of the Transactions, including in order to resolve such objections or suits which, in any case if not resolved, would reasonably be expected to prevent, materially impede or materially delay the consummation of the Offer, the Merger or the other Transactions, including agreeing to any structural or conduct relief relating to the assets of Parent and its subsidiaries or the Company and its subsidiaries or to litigate. However, Parent and its subsidiaries will only be required to agree to, or otherwise take any action with respect to, (a) selling or otherwise disposing of any assets, products, services or any portion of its businesses or those of their respective Subsidiaries, (b) restricting or otherwise changing its assets, products, services or any portion of its businesses or those of their respective subsidiaries, (c) paying any amounts (other than the payment of filing fees and expenses and fees of counsel) or (d) imposing any restriction on the operation of any portion of its businesses or those of their respective subsidiaries if necessary in order to satisfy the closing condition that the HSR waiting period expire or be terminated, and then only if such actions would not result, in the aggregate, in the loss of net sales revenue (other than revenue from the Company's retail and/or commercial automotive parts business) (as measured by the parties' and their affiliates' fiscal year 2014 net sales revenue with respect thereto) in excess of $75 million.

        The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (a) to enjoin the purchase of Shares pursuant to the Offer, (b) to enjoin the Merger, (c) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (d) to require us or the Company to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. See Section 13 of the Offer to Purchase entitled "Conditions of the Offer."

        Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, we and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither we nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13 of the Offer to Purchase entitled "Conditions of the Offer."

Certain Litigation

        Following the announcement of the Merger Agreement, the following putative shareholder class action/derivative complaint relating to the Offer and the Merger was commenced.

        On November 10, 2015, purported Company shareholder Stephen Bushansky filed a putative class action and derivative lawsuit on behalf of himself and a putative class of public Company shareholders, as well as on behalf of the Company derivatively (the "Bushansky Complaint") in the Court of Common Pleas in Philadelphia County, Pennsylvania. The Bushansky Complaint names the Company as a nominal defendant and alleges claims for breach of fiduciary duties against the Company's directors (the "Individual Defendants") and claims against Bridgestone Americas, Parent and Purchaser (collectively, with the Individual Defendants, the "Defendants") for aiding and abetting the Individual Defendants' purported breaches of fiduciary duties in connection with entering into the Merger Agreement and effecting the Transactions. The Bushansky Complaint seeks, among other relief, declaratory and injunctive relief, including an order (a) enjoining the Defendants from finalizing the Offer and consummating the proposed transaction until the purported breaches of fiduciary duty are remedied, and (b) rescinding the Merger Agreement or any actions taken under the terms of the Merger Agreement or granting rescissory damages. The Bushansky Complaint further seeks costs and reasonable attorneys' and experts' fees. The foregoing description is qualified in its entirety by reference to the Bushansky Complaint which is filed as an exhibit to this Statement and incorporated herein by reference.

Forward-Looking Statements

        This Statement contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this Statement include statements regarding the anticipated benefits of the Transactions; statements regarding the expected timing of the completion of the transactions; statements regarding the number of Shares that will be tendered in the Offer; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may be identified by words such as "anticipate," "expect," "suggest," "plan," "believe," "intend," "estimate," "target," "project," "could," "should," "may," "will," "would," "continue," "forecast," and other similar expressions. All forward-looking statements are based on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the Offer, including uncertainties as to the timing of the Offer and Merger, uncertainties as to how many of the Company's shareholders will tender their Shares in the Offer, the risk that competing offers will be made, and the possibility that various closing conditions for the Transactions may not be satisfied or waived. Other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in the Company's filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Except as required by law, the Company undertakes no obligation to update any forward-looking statement to reflect subsequent events or circumstances.

Item 9.    Exhibits

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase, dated November 16, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).
(a)(1)(ii)
Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).
(a)(1)(iii)
Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).
(a)(1)(iv)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).
(a)(1)(v)
Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).
(a)(1)(vi)
Text of Summary Advertisement dated November 16, 2015 (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).
(a)(1)(vii)
Press Release issued by Bridgestone Retail Operations, LLC on November 16, 2015 (incorporated by reference to Exhibit (a)(1)(H) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC with the SEC on November 16, 2015).
(a)(1)(viii)	Letter from Scott P. Sider, Chief Executive Officer of The Pep Boys – Manny, Moe & Jack, to shareholders of The Pep Boys – Manny, Moe & Jack
(a)(2)(i)	Opinion of Rothschild Inc. to the Board of Directors of Pep Boys—Manny, Moe and Jack, dated October 25, 2015 (incorporated by reference to Annex B to this Schedule 14D-9).
(a)(3)	None.
(a)(4)	None.
(a)(5)(i)
Joint Press Release issued by Bridgestone Americas, Inc. and The Pep Boys – Manny, Moe & Jack on October 26, 2015 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).
(a)(5)(ii)
Master FAQs dated October 26, 2015 (incorporated by reference to Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).
(a)(5)(iii)
Pep Boys Field and Store Note from Stu dated October 26, 2015 (incorporated by reference to Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).

Exhibit No.	Document
(a)(5)(iv)	Store Manager Talking Points dated October 26, 2015 (incorporated by reference to Exhibit 99.4 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).
(a)(5)(v)
Dealer and Distributor Talking Points dated October 26, 2015 (incorporated by reference to Exhibit 99.5 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015)
(a)(5)(vi)
Message to Dealers and Distributors dated October 26, 2015 (incorporated by reference to Exhibit 99.6 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).
(a)(5)(vii)
Message to Customers dated October 26, 2015 (incorporated by reference to Exhibit 99.7 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).
(a)(5)(viii)
Message to Suppliers dated October 26, 2015 (incorporated by reference to Exhibit 99.8 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).
(a)(5)(ix)
Message to Vendors, Partners and Agencies dated October 26, 2015 (incorporated by reference to Exhibit 99.9 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).
(a)(5)(x)
Philadelphia Town Hall Talking Points dated October 26, 2015 (incorporated by reference to Exhibit 99.10 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).
(a)(5)(xi)
Social Media Messaging dated October 26, 2015 (incorporated by reference to Exhibit 99.11 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).
(a)(5)(xii)
Message to Pep Boys Associates from Stu dated October 26, 2015 (incorporated by reference to Exhibit 99.12 to the Tender Offer Statement on Schedule TO-C filed by Bridgestone Retail Operations, LLC with the SEC on October 26, 2015).
(a)(5)(xiii)
Text of Class Action/Derivative Complaint, dated November 10, 2015 (Stephen Bushansky v. Robert Hotz, et al.) (incorporated by reference to Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO-T filed by Bridgestone Retail Operations, LLC).
(e)(1)
Agreement and Plan of Merger, dated as of October 26, 2015, by and among The Pep Boys – Manny, Moe & Jack, Bridgestone Retail Operations, LLC, and TAJ Acquisition Co. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by The Pep Boys – Manny, Moe & Jack with the SEC on October 26, 2015).
(e)(2)	Form of Indemnification Agreement of The Pep Boys – Manny, Moe & Jack.
(e)(3)
The Pep Boys – Manny, Moe & Jack 2014 Stock Incentive Plan (incorporated by reference to Exhibit B to the Definitive Proxy Statement on Schedule 14A, filed by The Pep Boys – Manny, Moe & Jack with the SEC on April 25, 2014).
(e)(4)	Form of The Pep Boys – Manny, Moe & Jack Stock Option Award Agreement.
(e)(5)	Form of The Pep Boys – Manny, Moe & Jack Restricted Stock Unit Award Agreement.
(e)(6)	Form of The Pep Boys – Manny, Moe & Jack Performance Stock Unit Award Agreement.

Exhibit No.	Document
(e)(7)	Form of The Pep Boys – Manny, Moe & Jack Deferred Stock Unit Agreement.
(e)(8)
The Pep Boys – Manny, Moe & Jack Account Plan, as amended and restated (incorporated by reference to Exhibit 10.11 to The Pep Boys – Manny, Moe & Jack Annual Report on 10-K for the fiscal year ended February 1, 2014).
(e)(9)	The Pep Boys Deferred Compensation Plan (incorporated by reference to Exhibit 10.9 to The Pep Boys – Manny, Moe & Jack Annual Report on 10-K for the fiscal year ended February 1, 2014).
(e)(10)	The Pep Boys – Manny, Moe & Jack Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to The Pep Boys – Manny, Moe & Jack's Current Report on Form 8-K filed on June 15, 2011).
(e)(11)
The Pep Boys Annual Incentive Bonus Plan, as amended and restated (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by The Pep Boys – Manny, Moe & Jack with the SEC on June 24, 2009).
(e)(12)
Form of Change of Control Agreement between The Pep Boys – Manny, Moe & Jack and certain officers of The Pep Boys – Manny, Moe & Jack (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by The Pep Boys – Manny, Moe & Jack with the SEC on August 6, 2012).
(e)(13)
Form of Non-Competition Agreement between The Pep Boys – Manny, Moe & Jack and certain officers of The Pep Boys – Manny, Moe & Jack (incorporated by reference to Exhibit 10.3 to The Pep Boys – Manny, Moe & Jack Annual Report on Form 10-K for the fiscal year ended January 29, 2011).
(e)(14)	The Pep Boys Grantor Trust Agreement (incorporated by reference to Exhibit 10.20 to The Pep Boys – Manny, Moe & Jack Annual Report on Form 10-K for the fiscal year ended February 3, 2007).
(e)(15)
Amended and Restated Articles of Incorporation of The Pep Boys – Manny, Moe & Jack (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by The Pep Boys – Manny, Moe & Jack for the period ended January 31, 2009).
(e)(16)
Amended and Restated Bylaws of The Pep Boys – Manny, Moe & Jack (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by The Pep Boys – Manny, Moe & Jack with the SEC on February 17, 2010).
(g)	None.
Annex A	Information Statement.*
Annex B	Opinion of Rothschild Inc. to the Board of Directors of Pep Boys—Manny, Moe and Jack, dated October 25, 2015.

*
Included with the statement mailed to the shareholders of the Company.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PEP BOYS – MANNY, MOE & JACK
By:	/s/ SCOTT P. SIDER
	Name:	Scott P. Sider
	Title:	Chief Executive Officer
	Date:	November 16, 2015

ANNEX A

THE PEP BOYS – MANNY, MOE & JACK
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT

        This Information Statement (this "Information Statement") is being mailed on or about November 16, 2015 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the "Schedule 14D-9") to holders of common stock, par value $1.00 per share (the "Shares"), of The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the "Company", "Pep Boys," "we" or "us").

        The Schedule 14D-9 relates to the tender offer by TAJ Acquisition Co., a Pennsylvania corporation ("Purchaser"), a wholly-owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company ("Parent") and a subsidiary of Bridgestone Americas, Inc., disclosed in a Tender Offer Statement on Schedule TO-T dated November 16, 2015 filed with the Securities and Exchange Commission (the "SEC"), to purchase all of the outstanding Shares at a price of $15.00 per Share (the "Offer Price"), net to the holders thereof in cash (less any required withholding taxes and without interest).

        The tender offer and related purchase are contingent upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2015 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, and, together with the Offer to Purchase, the "Offer").

        You are receiving this Information Statement in connection with the possible appointment of persons designated by Purchaser to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as October 26, 2015 (the "Merger Agreement") by and among the Company, Parent and Purchaser.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

General Information

        The Shares constitute the only class of security entitled to vote at a meeting of the shareholders of the Company. Each Share entitles the holder thereof to one vote. As of November 12, 2015, there were 54,108,894 Shares issued and outstanding.

Background Information

        The Offer is being made pursuant to the Merger Agreement. The Offer is scheduled to expire at 5:00 P.M., New York City time, on Monday, January 4, 2016 (unless the Offer is extended), at which time, if all conditions to the Offer have been satisfied or waived in accordance with the Merger Agreement, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not validly withdrawn. The Merger Agreement provides, among other things, that, following the successful completion of the Offer and satisfaction or waiver of the remaining applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share not purchased in the Offer, other than Shares held directly or indirectly by the Company, Parent or Purchaser or any of their respective wholly owned subsidiaries (which Shares will automatically be cancelled and retired and will cease to exist) or any shareholder of the Company who duly exercises dissenters' rights under Pennsylvania law, will be converted into the right to receive an amount, in cash equal to the Offer Price, without interest thereon and subject to any applicable tax withholding. The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9. The Merger Agreement is filed as Exhibit (e)(1) to the Schedule 14D-9 and is incorporated herein by reference.

        There has been no change of control of the Company since the beginning of the Company's last fiscal year.

Directors Designated by Purchaser

  Right to Designate Directors

        Effective upon the Offer Closing (as defined in the Merger Agreement) and from time to time thereafter, Parent will be entitled to designate the number of directors (the "Designees"), rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect any increase in the size of the Board contemplated by the Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by Parent or Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company will cause Parent's designees to be elected or appointed to the Board, including either by promptly increasing the number of directors (including by amending the Amended and Restated Bylaws of the Company (the "Bylaws") if necessary to increase the size of the Board) or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Parent to be elected or appointed to the Board. At such time, the Company will also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (x) each committee of the Board and (y) as requested by Parent, each board of directors of each subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Board. The Company's obligations to appoint Parent's designees to the Board will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company will promptly take all actions reasonably necessary to effect the appointment of Designees, including mailing to its shareholders information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 require. Parent provided the Company the information in this Information Statement with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1. Although we have no knowledge that any such information contains any misstatements or omissions, none of the Company or any of its affiliates assumes responsibility for the accuracy or completeness of the information concerning Parent, Purchaser or the Potential Designees included in this Information Statement.

        Following the election or appointment of Potential Designees and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Parent will be required to authorize (and such authorization will constitute the authorization of the Board and no other action on the part of the Company, including any action by any other director of the Company, will be required to authorize) (i) any termination of the Merger Agreement by the Company, (ii) any amendment of the Merger Agreement requiring action by the Board, (iii) any amendment to the Company's organizational documents, (iv) any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, and (v) any waiver of compliance with, or enforcement by the Company of, any of the agreements or conditions contained in the Merger agreement for the benefit of the Company.

  Information with Respect to the Potential Designees

        As of the date of this Information Statement, Parent has not selected its designees to the Board. However, Parent has informed the Company that it will choose from among Stuart Crum, Thomas J. Higgins and Eric Turner (the "Potential Designees"), in selecting its designees to the Board. The information with respect to the Potential Designees included in Schedule A to this Information Statement is incorporated herein by reference. Parent has informed the Company that each of the Potential Designees has consented to act as a director of the Company if so designated.

        Based on the information set forth in the Offer to Purchase filed by Parent and Purchaser, Parent and Purchaser and other information provided by Parent, to the knowledge of Parent and Purchaser, none of the Potential Designees (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the knowledge of Parent, none of the Potential Designees beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

        Parent has informed the Company that, to its knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        It is expected that the selected Designees may assume office at any time following the purchase by Purchaser of Shares pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 5:00 P.M., New York City time, on January 4, 2016, and that, upon assuming office, the Designees will thereafter constitute at least a majority of the Board.

BOARD OF DIRECTORS OF THE PEP BOYS – MANNY, MOE & JACK

        Directors are elected by the shareholders at each annual meeting to serve until the next annual meeting and until their successors are elected and qualified. Any vacancy may be filled for the unexpired portion of the term by majority vote of the remaining directors. Currently, the Board has eleven members. Certain biographical information regarding the current directors is set forth below.

Directors	Director Since	Positions Currently Held
Robert H. Hotz	2005	Chairman of the Board of Directors
Scott P. Sider	2015	Chief Executive Officer, Director
Matthew Goldfarb	2015	Director
F. Jack Liebau, Jr.	2015	Director
Bruce M. Lisman	2015	Director
James A. Mitarotonda	2006	Director
Robert L. Nardelli	2015	Director
Robert Rosenblatt	2016	Director
Jane Scaccetti	2002	Director
John T. Sweetwood	2014	Director
Andrea M. Weiss	2013	Director

Robert H. Hotz    Director since 2005 and Chairman of the Board since 2011

        Mr. Hotz, 71, is Senior Managing Director, Co-Head of Investment Banking, a member of the Operating Committee and Co-Chairman of Houlihan Lokey Howard & Zukin, Inc., where he has been employed since 2002. Mr. Hotz currently serves as a director of Universal Health Services, Inc. Mr. Hotz' financial, M&A and regulatory expertise, public-company director experience and familiarity with Pep Boys' business garnered through his tenure as a director were the primary qualifications resulting in his nomination for re-election.

Scott P. Sider    Chief Executive Officer since June 2015 and Director since July 2015

        Mr. Sider, age 55, was appointed Chief Executive Officer of Pep Boys on June 15, 2015. From 2010 through his retirement in 2014, Mr. Sider served as the Group President, Rent A Car Americas of Hertz Corporation. Mr. Sider began his career at Hertz in 1983 and served in leadership positions of increasing responsibility including as an airport location General Manager, Divisional Vice President and President, Off Airport Operations. Mr. Sider's position as our Chief Executive Officer and his automotive service & retail and operations expertise were the primary qualifications resulting in his nomination for election.

Matthew Goldfarb    Director since July 2015

        Mr. Goldfarb, age 44, serves as chief restructuring officer and acting chief executive officer of Cline Mining Corporation, a Canadian mining company whose primary asset is the New Elk coking coal mine in southern Colorado. Mr. Goldfarb also serves on the company's board. Prior to his position with Cline Mining, Mr. Goldfarb served as chief executive officer of Xinergy Ltd. (TSX: XRG), a central Appalachian coal producer, having previously served as its vice chairman and lead independent director since its initial public offering in December 2009 November 2013. From January 2009 until January 2010, Mr. Goldfarb managed a leveraged loan trading business at Pali Capital, Inc., a boutique investment banking firm. Previously, Mr. Goldfarb was a director and senior investment analyst of The Blackstone Group/GSO Capital Partners from 2007 2008 and a Director and Senior Investment Analyst at Pirate Capital LLC, an event driven hedge fund, from 2005 2006. Prior to that, Mr. Goldfarb was with Icahn Associates Corp. for approximately five (5) years, and prior to his tenure with Icahn, Mr. Goldfarb was an associate at the law firm of Schulte Roth & Zabel LLP. Mr. Goldfarb has previously served on the boards of directors of Huntingdon Capital Corp. (2013 2014), Fisher Communications, Inc. (NASDAQ: FSCI) (2011 2013), CKE Restaurants, Inc. (NYSE: CKR) and James River Coal Company (NASDAQ: JRCC). Mr. Goldfarb's qualifications to serve on the Board include his investing experience, experience with commercial and corporate law, as well as experience serving on the boards of directors of several public companies.

F. Jack Liebau, Jr.    Director since July 2015

        Mr. Liebau, age 52, has been in the investment management industry for thirty (30) years. He began as a research analyst with The Capital Group in 1984, and from 1986 to 2003 was with Primecap Management Company ("Primecap"), at which he was a partner and portfolio manager. At Primecap, he had research responsibilities for a number of industries, including media, industrials, chemicals, financials, and energy. Mr. Liebau was a co manager of two (2) mutual funds while at Primecap, the Vanguard Primecap and Capital Opportunity Funds. In 2003, he founded Liebau Asset Management Company ("Liebau Asset"), which managed money for individuals, foundations, and corporations. In 2011, he moved from Liebau Asset to Davis Funds, an investment management firm, in New York City, at which Mr. Liebau was a partner and portfolio manager. From 2013 2015, Mr. Liebau was with Alleghany Corporation ("Alleghany"), which was his business partner in Liebau Asset, at which he served as president and chief executive officer of Roundwood Asset Management, the subsidiary managing public equities for Alleghany's insurance companies. Mr. Liebau served as a director of

Media General, Inc. (NYSE: MEG) (2008 2009) and served as a director of Herley Industries, Inc. (NASDAQ: HRLY) (2010 2011). Mr. Liebau currently serves on the board of directors of Myers Industries, Inc. (NYSE: MYE). Mr. Liebau's qualifications to serve on the Board include his financial, strategic, executive and investment experience working with companies in a wide range of industries as well as his experience serving on the boards of directors of several public companies.

Bruce M. Lisman    Director since July 2015

        Mr. Lisman, age 68, serves on the boards of directors of Myers Industries, Inc. (NYSE: MYE) (2015 present), National Life Group (2004 Present), a mutual life insurance company, PC Construction Company (2014 Present), an engineering and construction company, and Merchants Bancshares, Inc. (NasdaqGS: MBVT) (2005 Present), a community bank. In addition, he serves on the boards of American Forests, Smithsonian Libraries, and the National Gardening Association. Previously, Mr. Lisman served on the board of directors of Central Vermont Public Service (NYSE: CV) (2004 2009) as well as the boards of the Hewitt School, Pace University, HS Broadcasting, BRUT, Inc., VELCO, STRYKE Trading, Shelburne Museum, and the Vermont Symphony Orchestra. Mr. Lisman was research director (1984 1987) and co head of the institutional equity division (1987 2008) for The Bear Stearns Companies, Inc. ("Bear Stearns"). After Bear Stearns was acquired in 2008 by JPMorgan Chase & Co. ("JP Morgan"), he became chairman of JP Morgan's global equity division, retiring in 2009. Mr. Lisman's qualifications to serve on the Board include his executive and investment experience as well as his experience serving on boards as a chair, vice chair, and committee chair or member in a broad range of businesses and civic organizations.

James A. Mitarotonda    Director since 2006

        Mr. Mitarotonda, 61, is the Chairman of the Board, President and Chief Executive Officer of Barington Capital Group, L.P., an investment firm that he co-founded in 1991. Mr. Mitarotonda is also Chairman of the Board, President and Chief Executive Officer of Barington Companies Investors, LLC, the general partner of Barington Companies Equity Partners, L.P., a small and mid-capitalization value fund, and the President, Chief Executive Officer and a Director of Barington/Hilco Acquisition Corp., a publicly traded special purpose acquisition company. Mr. Mitarotonda currently serves as a director of A. Schulman, Inc., and The Jones Group Inc. and, during the past five years, served as a director of Ameron International, Inc., Ebix Inc., Griffon Corporation, Gerber Scientific, Inc. and Sielox, Inc. (formerly Dynabazaar, Inc.). Mr. Mitarotonda's financial and corporate governance expertise, experiences as a chief executive officer, public-company director experience and familiarity with Pep Boys' business garnered through his tenure as a director and former Chairman of the Board were the primary qualifications resulting in his nomination for re-election.

Robert L. Nardelli    Director since March 2015

        Mr. Nardelli, 67, is the Founder & CEO of XLR-8, LLC, an investment and consulting company, which he formed in 2012. From 2007 through 2014, he held several senior positions with Cerberus Capital Management, L.P., a private equity firm. Mr. Nardelli served as Chairman and CEO of Chrysler LLC from 2007 until 2009 and served as Chairman, President and CEO of The Home Depot, Inc. from 2000 to 2007. Previously, he held several senior executive positions with General Electric Company. Mr. Nardelli serves as a Director of The Babcock & Wilcox Company and as a Senior Advisor to Ernst & Young. Mr. Nardelli's senior leadership, operations and financial expertise were the primary qualifications resulting in his appointment.

Robert Rosenblatt    Director since 2013

        Mr. Rosenblatt, 58, and has been Chief Executive Officer of Rosenblatt Consulting, LLC, a retail consulting firm, since its founding in 2006. He has over 25 years of retail experience, including with ideeli Inc., a members-only e-retailer that sells women's fashion and décor items in limited-time sales, Tommy Hilfiger, HSN (formerly the Home Shopping Network) and Bloomingdale's. Mr. Rosenblatt current serves as a Director and the non-executive Chairman of the Board of EVINE Live Inc., a digital retailer f/k/a ValueVison Media Inc. Mr. Rosenblatt's retail industry, operations, e-commerce and financial expertise were the primary qualifications resulting in his nomination for re-election.

Jane Scaccetti    Director since 2002

        Ms. Scaccetti, 61, a CPA, is the Chief Executive Officer of Drucker & Scaccetti PC, a public accounting and business advisory firm, of which she has been a principal since 1990. Ms. Scaccetti also serves as a director of Penn National Gaming, Inc. and Mathematica Inc.; trustee of Temple University and Chair of the Board of Temple University Hospital; and a trustee of Salus University. Ms. Scaccetti's financial expertise, public-company director experience, familiarity with Pep Boys' business garnered through her tenure as a Director and diversity were the primary qualifications resulting in her nomination for re-election.

John T. Sweetwood    Director since 2002 Interim Chief Executive Officer since September 2014

        Mr. Sweetwood, 68, is a principal and the President of Woods Investment, LLC, a private real estate investment firm. From 1995 through 2002, Mr. Sweetwood served as an officer, and ultimately as President of The Americas, of Six Continents Hotels (currently, Intercontinental Hotels Group), a division of Six Continents PLC (currently IHG PLC) that operates hotels under the InterContinental, Crown Plaza, Holiday Inn and other brands. Mr. Sweetwood's marketing and service industry expertise, together with his familiarity with Pep Boys' business garnered through his tenure as a Director were the primary qualifications resulting in his nomination for re-election.

Andrea M. Weiss    Director since 2013

        Ms. Weiss, 60, has been President and Chief Executive Officer of Retail Consulting, Inc., a boutique consulting practice focused on product and brand development, consumer contact strategies, operational improvements and turnarounds, since its founding in 2002. Ms. Weiss has years of specialty retail experience, including with dELiA*s, The Limited, Intimate Brands, Guess, and Ann Taylor Stores. Ms. Weiss currently serves as a Director of Chico's, Inc., Cracker Barrel Old Country Store, Inc. and Nutrisystem, Inc. Ms. Weiss' retail industry, operations, marketing and consumer branding expertise, public-company director experience and diversity were the primary qualifications resulting in her nomination for re-election.

        Mr. Mitarotonda was originally appointed to the Board pursuant to the terms of an agreement between the Company and a group of investors led by Barington Capital Group, L.P. Such agreement has since expired.

EXECUTIVE OFFICERS OF THE PEP BOYS – MANNY, MOE & JACK

        The following table indicates the name, age, tenure with the Company and position (together with the year of election to such position) of the executive officers of the Company:

Name	Age	Tenure with Company as of November 16, 2015	Position with the Company and Date of Election to Position
Scott P. Sider	55	5 months	Chief Executive Officer since June 2015
David R. Stern	49	3 years	Executive Vice President—Chief Financial Officer since September 2012
Christopher J. Adams	48	2 years	Senior Vice President—Store Operations since March 2013
Thomas J. Carey	58	3 years	Senior Vice President—Chief Customer Officer since August 2012
Joseph A. Cirelli	56	38 years	Senior Vice President—Business Development since November 2007
James F. Flanagan	54	2 years	Senior Vice President—Chief Human Resources Officer since August 2013
John J. Kelly	58	1 year	Senior Vice President—Merchandising since March 2014
Brian D. Zuckerman	46	16 years	Senior Vice President—General Counsel & Secretary since March 2009
Rodney Schriver	59	2 months	Vice President—Finance & Chief Accounting Officer since September 2015

        See "Board of Directors of The Pep Boys – Manny, Moe & Jack" above for information with respect to Mr. Sider.

        David R. Stern joined Pep Boys in September 2012 after having most recently served as Executive Vice President, Chief Administrative Officer and Chief Financial Officer of A.C. Moore Arts and Crafts. From 2007 until 2009, Mr. Stern held roles at Coldwater Creek, including Vice President, Financial Planning and Analysis and Corporate Controller. From 2000 to 2007, Mr. Stern was the Chief Financial Officer of Petro Services. Mr. Stern began his career as an internal auditor and gained experience as a financial analyst, accounting manager and corporate controller at several companies, including Delhaize America, before joining Petro Services.

        Christopher J. Adams joined Pep Boys in March 2013 after having most recently served as Chief Operating Officer of CarGroup Holdings LLC d/b/a webuyanycar.com since November 2010. From July 2008 to September 2010, Mr. Adams served as Chief Operating Officer of The BabyPlus Company, a manufacturer and distributor of a prenatal education system. From November 2006 to July 2008, Mr. Adams served as Chief Operating Officer of Holland Partners, a developer and manager of multifamily communities. Mr. Adams began his career at Enterprise Rent-A-Car in September 1989 here through July 2006 he progressed from a management trainee to become one of the executives selected to open up and lead Enterprise's U.K. operations.

        Thomas J. Carey joined Pep Boys in August 2012 after having most recently served as Senior Vice President and Chief Marketing Officer for Orchard Supply Hardware Stores. From March 2003 to June 2007, Mr. Carey served as Senior Vice President, Chief Marketing Officer, of West Marine, Inc. Prior to joining West Marine, Mr. Carey served in various marketing leadership positions of increasing seniority with several national retailers, including Sunglass Hut, Bloomingdale's and Builders Square. Mr. Carey also has agency experience with, among others, Ogilvy & Mather and Young & Rubicam.

        Joseph A. Cirelli was named Senior Vice President—Corporate Development in November 2007. Since March 1977, Mr. Cirelli has served the Company in positions of increasing seniority, including Senior Vice President—Service, Vice President—Real Estate and Development, Vice President—Operations Administration, and Vice President—Customer Satisfaction.

        James F. Flanagan joined Pep Boys in August 2013 after having most recently served as the Senior Vice President of Human Resources for Procurian, a comprehensive procurement solution company. From 2004 to 2012, Mr. Flanagan served as Executive President, Human Resources of GSI Commerce. Mr. Flanagan's 20+ years of human resources leadership experience also included positions at Starbucks, Starwood Hotels, Sheraton Hotels, Bank of America and homegrocer.com. Mr. Flanagan began his career as a labor and employment attorney.

        John J. Kelly joined Pep Boys in March 2014 after having most recently served as President of Decible, a start-up electronics joint-venture, since June 2013. From April 2009 to May 2013, Mr. Kelly served as Vice President of Home Merchandising of QVC. Prior to joining QVC, Mr. Kelly served as Chief Merchandising Officer of Circuit City Stores. Mr. Kelly's 30+ years of merchandising leadership experience also included positions at Sharp Electronics and Macy's.

        Rodney Schriver was named Vice President—Finance & Chief Accounting Officer on September 16, 2015. Prior to joining Pep Boys, Mr. Schriver served as Executive Vice President, Chief Financial Officer of A.C. Moore Arts & Crafts since 2012. From 2004 to 2012, Mr. Schriver served as Vice President, Controller of A.C. Moore Arts & Crafts.

        Brian D. Zuckerman was named Senior Vice President—General Counsel & Secretary on March 1, 2009 after having most recently served as Vice President—General Counsel & Secretary since 2003. Mr. Zuckerman joined the Company as a staff attorney in 1999. Prior to joining Pep Boys, Mr. Zuckerman practiced corporate and securities law with two firms in Philadelphia.

        Each of the executive officers serves at the pleasure of the Board.

CORPORATE GOVERNANCE

General

        Internal Policies.    Our Board's governance principles are embodied in our corporate Code of Ethics (applicable to all Pep Boys associates including our executive officers and members of the Board), the Board of Directors Code of Conduct and the various Board committee charters, all of which are available for review on our website, www.pepboys.com, or which will be provided in writing, free of charge, to any shareholder upon request to: Pep Boys, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Attention: Secretary. The information on our website is not part of this Information Statement. References to our website herein are intended as inactive textual references only.

        NYSE Listing Standards.    As required by the New York Stock Exchange ("NYSE"), promptly following our 2015 Annual Meeting, our Chief Executive Officer certified to the NYSE that he was not aware of any violation by Pep Boys of NYSE corporate governance listing standards.

        Diversity.    While the Board has not adopted a formal diversity policy, in accordance with the Board's Code of Conduct, the Nominating and Governance Committee annually reviews with the full Board, the appropriate skills and characteristics required of Directors and nominees in the context of the current make-up of the Board, including diversity of age, gender, ethnicity and personal experiences.

        Independence.    An independent director is independent from management and free from any relationship with Pep Boys that, in the opinion of the Board, would interfere in the exercise of independent judgment as a director. In reaching such an opinion, the Board considers, among other factors, the guidelines for independent directors promulgated by the NYSE. The independence of the outside directors is reviewed annually by the full Board. In accordance with NYSE guidelines, our Board consists of a majority of independent directors. In fact, all of our current directors, except our Chief Executive Officer, Mr. Sider, are independent. Mr. Sweetwood, who served as Pep Boys' interim CEO from September 26, 2014 to June 14, 2015, is an independent director under NYSE guidelines. All Committees of the Board consist entirely of independent directors.

        M. Shân Atkins and Nick White, who had been members of the Board since 2004 and 2006, respectively, did not stand for re-election at the Company's 2015 Annual Meeting of Shareholders. Ms. Atkins and Mr. White were independent directors when they served on the Board. In 2014, Ms. Atkins was the chair of the Board's Compensation Committee, and Mr. White was a member of the Nominating and Governance Committee.

        Executive Sessions of the Independent Directors.    Our non-executive Chairman, Mr. Hotz, presides over all such sessions, which are held, at a minimum, immediately following all regularly scheduled Board meetings.

        Board Leadership Structure and Role in Risk Oversight.    Pep Boys currently separates the roles of Chairman of the Board and Chief Executive Officer. The Board believes that the separation of these roles allows the Chief Executive Officer to focus his efforts primarily on the successful short and long-term operations of the Company for the benefit of all its constituents, while allowing the Chairman of the Board to manage the operation of the Board in its oversight of the President & Chief Executive Officer and Pep Boys' strategic direction.

        Pep Boys has adopted an enterprise risk oversight program pursuant to which management, lead by Pep Boys' Chief Financial Officer and General Counsel, together with the Audit Committee identifies the most significant risks faced by the Company. On a quarterly basis, management assesses the status of these risks and the Company's mitigation efforts against them, which are reported in writing to the full Board and discussed in detail with the Audit Committee and in summary fashion with the full Board.

        Compensation Policies and Practices Risk.    In connection with its annual review of Pep Boys' compensation policies and practices, our Compensation Committee of the Board, together with senior management and the Compensation Committee's independent executive compensation consultant, considered whether any of our compensation policies and practices has the potential to create risks that are reasonably likely to have a material adverse effect on Pep Boys. The Compensation Committee considered the risk profile of our business and the design and structure of our compensation policies and practices. We concluded that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on Pep Boys based on the following:

  •
  Pep Boys is not engaged in speculative activities that have the potential for creating unusual gains or losses.

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  Our base salaries, retirement benefits, perquisites and generally available benefit programs create little, if any, risk to Pep Boys.

  •
  Except as provided below, all of our management employees who receive short-term incentive-based compensation do so pursuant to the terms of our shareholder approved Annual Incentive Bonus Plan. The bonus targets under such plan for executive officers are entirely based, and for the balance of our employees are largely based, upon the achievement of stated corporate-level financial objectives, which are in alignment with our overall business plan. In particular, we do not place disproportionate weight on any one metric, do not include an inordinate amount of metrics, reasonably leverage the selected metrics and employ features to mitigate risks, including limitations on annual cash payouts. Accordingly, we do not believe that the structure of the Annual Incentive Bonus Plan encourages associates to take risks that are reasonably likely to have a material adverse effect on Pep Boys. (The aforementioned exception is for store level associates who have a separate bonus program and whose bonus compensation, individually or in the aggregate, is of an amount that creates little, if any, risk to Pep Boys.)

  •
  Our long-term incentive-based compensation is granted in the form of equity awards, which are subject to time-based and performance-based vesting that is aligned to our corporate objective of creating value for our shareholders. The nature of such awards discourages short-term risk taking. In addition, our officers are subject to substantial share ownership requirements, thereby reinforcing their focus on Pep Boys' long-term success.

  •
  We believe that our mix of fixed compensation and "at risk" compensation does not encourage inappropriate risk-taking by our associates.

        Personal Loans to Executive Officers and Directors.    Pep Boys has no personal loans extended to its executive officers or directors.

        Communicating with the Board of Directors.    Interested parties should address all communications to the full Board or an individual director to the attention of our corporate Secretary. Our corporate Secretary reviews all such communications to determine if they are related to specific products or services, are solicitations or otherwise relate to improper or irrelevant topics. All such improper communications receive a response in due course. Any communication directed to an individual director relating solely to a matter involving such director is forwarded to such director. Any communication directed to an individual director relating to a matter involving both such director and Pep Boys or the Board of Directors, as a whole, is forwarded to such director and the Chairman of the Board. The balance of these communications are forwarded to the Chairman of the Board. Except for improper communications, all interested party communications to the Board or an individual director received by the corporate Secretary are kept in confidence from management. These procedures were adopted unanimously by the independent directors.

Compensation Committee Interlocks and Insider Participation

        Ms. Weis and Messrs. Hotz, Liebau and Mitarotonda are the current members of our Compensation Committee. None of these members is or has been an officer or employee of Pep Boys or has any relationship with Pep Boys requiring disclosure under Item 404 of SEC Regulation S-K. No executive officer of Pep Boys serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board or the Compensation Committee.

Meetings and Committees of the Board of Directors

        The Board held 12 meetings during fiscal 2014. During fiscal 2014, each director standing for re-election attended at least 75% of the aggregate number of meetings held by the Board and all committee(s) on which such director served. The Board of Directors has standing Audit, Compensation and Nominating and Governance Committees. The Board has adopted written charters for each committee that are available for review on our website, www.pepboys.com. All Committee members are "independent" as defined by the listing standards of the NYSE.

        Audit Committee.    Ms. Scaccetti (chair) and Messrs. Goldfarb, Nardelli and Rosenblatt are the current members of the Audit Committee. The Audit Committee reviews Pep Boys' consolidated financial statements and makes recommendations to the full Board of Directors on matters concerning the audits of Pep Boys' books and records. The Audit Committee met eight times during fiscal 2014.

        Compensation Committee.    Ms. Weiss (chair) and Messrs. Hotz, Liebau and Mitarotonda are the current members of the Compensation Committee. The Compensation Committee recommends the compensation structure, components and levels for all of Pep Boys' officers. The Compensation Committee met seven times during fiscal 2014.

        Nominating and Governance Committee.    Messrs. Rosenblatt (chair), Lisman and Sweetwood are the current members of the Nominating and Governance Committee. The Nominating and Governance Committee recommends candidates to serve on the Board and serves as the Board's representative on all corporate governance matters. The Nominating and Governance Committee met two times during fiscal 2014.

Can a shareholder nominate a candidate for director?

        The Nominating and Governance Committee considers nominees recommended by our shareholders. Written recommendations should be sent to our offices located at 3111 West Allegheny Avenue, Philadelphia, PA 19132, Attention: Secretary. The recommendation should state the qualifications of the nominee to be considered.

        A shareholder may also nominate candidates to be considered for election as directors at an upcoming shareholders' meeting by timely notifying us in accordance with our Bylaws. To be timely, a shareholder's notice must be received at our principal executive offices not less than 50 nor more than 75 days prior to the date of the scheduled shareholders' meeting. If the public announcement of the holding of the shareholders' meeting was given less than 65 days prior to the date of such meeting, then a shareholder's notice received at our principal executive offices within ten days of the date of such public announcement will be considered timely. The shareholder's notice must also set forth all of the following information:

  •
  the name and address of the shareholder making the nomination;

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  a representation that the shareholder intends to appear in person or by proxy at the 2015 Annual Meeting to nominate the proposed nominee;

  •
  the name of the proposed nominee;

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  the proposed nominee's principal occupation and employment for the past 5 years;

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  a description of any other directorships held by the proposed nominee; and

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  a description of all arrangements or understandings between the nominee and any other person or persons relating to the nomination of, and voting arrangements with respect to, the nominee.

How are candidates identified and evaluated?

        Identification.    The Nominating and Governance Committee considers all candidates recommended by our shareholders, directors and senior management on an equal basis. The Nominating and Governance Committee's preference is to identify nominees using our own resources, but has the authority to and will engage search firms(s) as necessary.

        Qualifications.    The Nominating and Governance Committee evaluates each candidate's professional background and experience, judgment and diversity (age, gender, ethnicity and personal experiences) and his or her independence from Pep Boys. Such qualifications are evaluated against our then current requirements, as expressed by the full Board and our Chief Executive Officer, and the current make up of the full Board.

        Evaluations.    Candidates are evaluated on the basis of their resume, third party references, public reputation and personal interviews. Before a candidate can be recommended to the full Board, such candidate is generally interviewed by each member of the Nominating and Governance Committee and meets, in person, with at least one member of the Nominating and Governance Committee, the Chairman of the Board and the Chief Executive Officer.

How are directors compensated?

        Cash Retainer.    Each non-management director (other than the Chairman of the Board) receives an annual cash retainer of $35,000. Our Chairman of the Board receives an annual director's fee of $100,000.

        Committee Compensation.    Directors serving on our committees (other than the Chairman of the Board) also receive the following annual cash fees.

	Chair	Member
Audit	$20,000	$12,000
Compensation	$15,000	$7,500
Nominating and Governance	$10,000	$5,000

        Equity Grants.    Our Stock Incentive Plan provides for an annual equity grant having an aggregate value of $80,000 to non-management directors, other than the Chairman of the Board whose grant is valued at $92,500. The Stock Incentive Plan is administered, interpreted and implemented by the Compensation Committee.

        The following table details the compensation paid to non-employee directors during the fiscal year ended January 31, 2015.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Equity Awards ($)	Total ($)
M. Shân Atkins(a)	50,000	80,000	130,000
Robert H. Hotz	100,000	92,500	192,500
James A. Mitarotonda	47,500	80,000	127,500
Robert Rosenblatt	49,500	80,000	129,500
John T. Sweetwood(b)	42,750	80,000	122,750
Jane Scaccetti	60,000	80,000	140,000
Andrea Weiss	42,500	80,000	122,500
Nick White(c)	40,000	80,000	120,000

(a)
Ms. Atkins did not stand for reelection at the Company's 2015 Annual Meeting of Shareholders in July 2015.

(b)
Amounts shown for Mr. Sweetwood are for the period prior to his appointment as interim Chief Executive Officer.

(c)
Mr. White did not stand for reelection at the Company's 2015 Annual Meeting of Shareholders in July 2015.

        Share Ownership Guidelines.    Each of our non-employee directors is expected to hold shares equal to 4x the annual director retainer (i.e., $140,000). The share ownership levels may be satisfied through direct share ownership and/or by holding unvested time-based RSUs and vested "in the money" stock options. Non-employee directors have five years from their appointment to the Board to achieve their expected ownership level. If in a shortfall position, (i) a non-employee director may not sell Pep Boys

Stock and (ii) all net after-tax shares acquired upon the exercise of stock options must be retained. All of our non-employee directors are currently in compliance with our share ownership guidelines.

Certain Relationships and Related Transactions

        The Audit Committee, which is comprised of independent directors, has established a written Related Party Transaction Policy. Such policy provides that to help identify related-party transactions and relationships (i) all transactions between the Company and another party are reviewed by the Company's legal and finance departments prior to the execution of definitive transaction documents and (ii) each director and executive officer completes a questionnaire that requires the disclosure of any transaction or relationship that the person, or any member of his or her immediate family, has or will have with the Company. The full Board reviews and approves, ratifies or rejects any transactions and relationships of the nature that would be required to be disclosed under Item 404 of Regulation S-K. In reviewing any such related-party transaction or relationship, the Board considers such information as it deems important to determine whether the transaction is on reasonable and competitive terms and is fair to the Company. No such relationships or transactions of a nature required to be disclosed under Item 404 of Regulation S-K currently exist.

Involvement of Certain Legal Proceedings

        None of our directors or executive officers are currently involved, or have been involved during the last ten years, in a legal proceeding of the type required to be disclosed under Item 401 of Regulation S-K.

Report of the Audit Committee of the Board of Directors

        The Audit Committee reviews Pep Boys' financial statements and makes recommendations to the full Board on matters concerning the audits of Pep Boys' books and records. Each committee member is "independent" as defined by the listing standards of the NYSE. Ms. Scaccetti (chair) and Messrs. Hotz and Rosenblatt are the current members of the Audit Committee. Ms. Scaccetti has been designated by the full Board as an Audit Committee Financial Expert as defined by SEC regulations. A written charter adopted by the full Board governs the activities of the Audit Committee. The charter is reviewed, and when necessary revised, annually.

        Management has primary responsibility for Pep Boys' internal accounting controls and financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of Pep Boys' consolidated financial statements and internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) and to issue a report as a result of such audits. The Audit Committee's responsibility is to monitor and oversee these processes. The Audit Committee serves as a focal point for communication among the Board of Directors and its committees, the independent registered public accounting firm, management and Pep Boys' internal audit function, as the respective duties of such groups, or their constituent members, relate to Pep Boys' financial accounting and reporting and to its internal controls.

        In this context, the Audit Committee reviewed and discussed the audited consolidated financial statements with management and the independent registered public accounting firm. These discussions included the matters required to be discussed by Statement on Auditing Standards No. 16, as adopted by the Public Company Accounting Oversight Board (Communication with Audit Committees). The Audit Committee also reviewed and discussed with management, the internal auditors and the independent registered public accounting firm, management's report, and the independent registered public accounting firm's attestation, on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

        The Audit Committee also discussed with the independent registered public accounting firm its independence from Pep Boys and its management, including the written disclosures submitted to the Audit Committee by the independent registered public accounting firm as required by the Public Company Accounting Oversight Board.

        Based upon the discussions and reviews referred to above, the Audit Committee, as then constituted, recommended that the Board include the audited consolidated financial statements and management's report on internal control over financial reporting in Pep Boys' Annual Report on Form 10-K for the fiscal year ended January 31, 2015 filed with the SEC.

        This report is submitted by: Jane Scaccetti; Robert H. Hotz; and Robert Rosenblatt.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

  Executive Summary.

        In this Compensation Discussion and Analysis, we review and analyze Pep Boys' executive compensation program and explain how and why we arrived at the levels and forms of compensation for our Chief Executive Officer, our Chief Financial Officer and our next three most highly compensated executive officers who were serving as executive officers as of January 31, 2015. We refer to these officers collectively as our "named executive officers." Our named executive officers for the fiscal year ended January 31, 2015 were:

  •
  John T. Sweetwood—Interim CEO

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  David R. Stern, EVP—CFO

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  Christopher J. Adams, SVP—Store Operations

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  John J. Kelly, SVP—Merchandising

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  Thomas J. Carey, SVP—Chief Customer Officer

  •
  Michael R. Odell—President & CEO*

  *
  Mr. Odell resigned from his position as the President & Chief Executive Officer on September 26, 2014. SEC rules require us to include him as a named executive officer in the Compensation Discussion and Analysis section, because he served as principal executive officer for a portion of the fiscal year ended January 31, 2015. While Mr. Odell is a named executive officer for information statement disclosure purposes, he did not receive a base salary increase or any annual incentive award in fiscal 2014.

        We believe our program effectively links our executives' pay to financial performance and shareholder returns, and that it enables us to attract and retain a highly experienced and successful management team.

        Pep Boys' executive compensation program received the support of 88% of votes cast in respect of our annual advisory 'say on pay" resolution at our most recent shareholder meeting in June 2014. Even with this high level of support and our belief that the program is working as designed, we continuously review and revise the program to follow best practice trends and to ensure alignment between our executives' and our shareholders' interests. By way of example, (i) in fiscal 2014, we eliminated the retirement plan contributions that had historically been made by the Company under our Deferred Compensation Plan and (ii) for calendar 2015, we have eliminated the retirement plan contributions that have historically been made under our supplemental executive retirement plan (known as our Account Plan). In their place, we increased our annual equity grant target amounts to levels that approximate our peer group median. The aggregate equity grants are delivered 40% in performance share units, 40% in stock options and 20% in restricted stock units.

        In recognition of the increased amount of equity to be granted going forward, a portion of which will be delivered in the form of performance share units having a return on invested capital (ROIC) component, we eliminated ROIC, which had been utilized in prior fiscal years, as a 2014 objective under our Annual Incentive Bonus Plan. In addition, in an effort to build momentum during the year, we established semi-annual, rather than annual comparable store sales targets for fiscal 2014.

        The Compensation Committee will continue to consider the outcome of advisory votes on the Company's say-on-pay proposals when making future compensation decisions with respect to our named executive officers.

        In accordance with "good pay practices," our program:

  •
  is heavily weighted towards performance-based pay;

  •
  includes a short-term incentive component that is entirely dependent upon company performance;

  •
  includes a long-term incentive component delivered 100% in equity;

  •
  limits change-of-control payments and accelerated equity vesting to "double trigger" situations (i.e., the occurrence of a change of control and an accompanying termination of employment, rather than a change of control alone);

  •
  does NOT include tax gross-up provisions;

  •
  includes so-called "clawback" provisions, which require officers to repay previously awarded incentive compensation in certain financial restatement situations;

  •
  incorporates market-appropriate share ownership expectations; and

  •
  prohibits hedging and pledging activity by our officers.

  Pay for Performance.

        Of the components included in our executive compensation program, the percentage mix between "at-risk" and fixed compensation (excluding health and welfare benefits), at target levels, for our Executive Vice President and Senior Vice Presidents are set forth in the following charts. "At-risk" compensation is only earned and paid if pre-established performance levels are achieved or the Company's stock price appreciates. Our interim Chief Executive Officer's compensation is not included in the charts below and consists solely of a base salary and the reimbursement of his temporary housing and commuting expenses. He is also eligible for a discretionary bonus at the conclusion of his service as our interim Chief Executive Officer.

At Risk Compensation

        Our financial performance in fiscal 2014 was disappointing. These disappointing results were reflected in our named executive officers' compensation, which is heavily weighted towards performance-based pay. As a result of our failure to achieve the targets under our annual incentive bonus plan, none of our named executive officers received any short-term incentive payments in respect of fiscal 2014. In addition, 60% of the three-year long-term performance awards granted to our named executive officers in fiscal 2011 expired in fiscal 2014 without vesting, because the Company failed to achieve specified thresholds of return on invested capital and total shareholder return over the performance period. As a result, our named executive officers were awarded considerably less compensation than their full pay opportunity.

  Compensation Philosophy.

        Pep Boys' executive compensation program is designed to:

  •
  Enable Pep Boys to attract, retain, and motivate key executives critical to current and long-term success;

  •
  Provide targeted compensation levels that are competitive with our customized peer group as to base salary, annual incentives and long-term incentives, and which are reflective of current and/or expected future company performance levels;

  •
  Support Pep Boys' long-range business strategy; and

  •
  Align executive compensation with shareholder interests by linking long-term incentives to increasing shareholder value, utilizing performance metrics where appropriate.

        The Compensation Committee has also adopted the following more specific guidelines in formulating the detailed elements of Pep Boys' executive compensation program:

  •
  Short term incentives will be structured in a manner that gives primary emphasis to meeting or exceeding the Company's annual financial objectives;

  •
  Long-term incentives will be designed to reward both absolute and relative performance over a multi-year time frame, with vesting of awards to occur over a corresponding time period;

  •
  At the discretion of the Compensation Committee,

  •
  Payout on any short term incentive component may be made contingent upon achievement of the annual budget. This decision will be made annually, when targets are set for the ensuing year;

  •
  If the long-term incentive plan includes more than one performance dimension, achievement of target on any one element may be treated as a prerequisite to payout on other goals (i.e., as a "qualifier"), whether or not threshold performance is achieved on those other dimensions;

  •
  The Compensation Committee believes that requiring achievement of full target performance in order to trigger any payout under the annual incentive plan is generally inappropriate due to the risk of incenting poor decision making at the margin. The Compensation Committee will annually set a "threshold" performance level which is below the target objective, at which point some amount of incentive compensation will be paid;

  •
  In the spirit of encouraging over-performance against annual targets, performance above target may be rewarded disproportionately; i.e. marginal rewards for over-performance may exceed the marginal penalty for under-performance;

  •
  From time to time the Compensation Committee may decide to grant a discretionary, individual short or long term incentive award based on a specific individual's performance;

  •
  In the spirit of encouraging over-performance against annual targets, performance above target may be rewarded disproportionately; and

  •
  All payouts are subject to the discretion of the Compensation Committee even if targets are achieved.

  Peer Group.

        The selection of an appropriate peer group is obviously a key element of any executive compensation program, in order that comparisons to 'market' compensation levels are meaningful and appropriate. Pep Boys compares itself with a custom peer group, which is comprised of companies with whom we compete for executive talent. These companies include key competitors in the automotive service and retail business (many of which are larger in size than Pep Boys) and comparably-sized companies in the broader hardlines retail industry. This peer group is reviewed annually and was most recently revised for fiscal 2013 in order to provide a more robust data set and utilize companies with average revenues, market capitalization and employee count closer to that of Pep Boys. The resulting expanded peer group of 20 companies includes:

• Aaron's	• Advance Auto Parts	• Asbury Automotive	• AutoZone
• Big 5 Sporting Goods	• Cabela's	• Conn's	• Finish Line
• hhgregg	• Lithia Motors	• Midas	• Monro Muffler & Brake
• O'Reilly Automotive	• Pier 1 Imports	• RadioShack	• Rent-A-Center
• Tractor Supply	• West Marine	• Williams Sonoma	• Zales Corp.

        In addition to this list of specific peer companies, in certain cases Pep Boys utilizes comparative pay data from general industry for positions where incumbents may typically be recruited from outside of the hardlines retailing sector.

  The Compensation Process.

        For fiscal 2014, the Compensation Committee recommended to the full Board the short- and long-term incentive plan objectives, targets and weightings and the resulting annual target total compensation levels for all of the named executive officers (other than our former President & Chief Executive Officer). These recommendations were developed with input from our former President & Chief Executive Officer and the Senior Vice President—Human Resources and in consultation with Pay Governance, the Compensation Committee's independent compensation consultant, who is engaged on an annual basis to provide the Compensation Committee with benchmarking analysis and consulting services. The Compensation Committee considered, but was not bound to and did not always accept, management's suggestions with respect to executive compensation. In addition, the Compensation Committee recommended to the full Board the annual total compensation level for our former President & Chief Executive Officer after consulting with Pay Governance. Our former President & Chief Executive Officer was not involved in formulating recommendations as to his own compensation.

        To arrive at its recommendations for compensation to be paid to our former President & Chief Executive Officer and other named executive officers, the chair of the Compensation Committee scheduled and developed the agenda for committee meetings in consultation with the Senior Vice President—Human Resources. The Senior Vice President—Human Resources was responsible for developing appropriate materials for the Compensation Committee's review and consideration and for reviewing these materials with the chair of the Compensation Committee and Pay Governance prior to their presentation to the Compensation Committee. Our former President & Chief Executive Officer, Senior Vice President—Human Resources and Senior Vice President—General Counsel & Secretary attended all committee meetings, excluding portions of meetings where their own compensation was discussed, and excluding the regular executive sessions held at the conclusion of each regularly-scheduled meeting of the Committee.

        The Compensation Committee recommended to the full Board the base salary to be paid to our interim Chief Executive Officer. This recommendation was developed with input from Pay Governance, the Compensation Committee's independent compensation consultant, based upon comparable interim assignments.

        The Compensation Committee has the sole authority to retain and terminate a compensation consultant and to approve the consultant's fees and all other terms of the engagement. The Compensation Committee has direct access to outside advisors and consultants throughout the year. In connection with establishing compensation levels for fiscal 2014, Pay Governance advised the Compensation Committee on the then-current competitiveness of our program design and total compensation levels. Representatives of Pay Governance regularly attended committee meetings and also communicated with the chair of the Compensation Committee outside of meetings. Pay Governance worked with management (including our former President & Chief Executive Officer, Senior Vice President—Human Resources and Senior Vice President—General Counsel & Secretary) from time-to-time for purposes of gathering information and reviewing and providing input to management on proposals and materials that management presented to the Compensation Committee. Pay Governance was engaged directly by the Compensation Committee and did not provide any additional services to the Company in fiscal 2014.

        The Compensation Committee has assessed the independence of Pay Governance during 2014 and believes that there is no conflict of interest. In reaching this conclusion, the Compensation Committee considered SEC Rule 10C-1(b)(4) and the corresponding NYSE independence factors regarding compensation advisor independence, and believes that Pay Governance is able to independently advise the Compensation Committee.

        The Compensation Committee and the Board consider our overall compensation levels for the named executive officers to be reasonable and appropriate and believe that our executive compensation program achieves the objectives outlined at the beginning of this summary.

  Components of Compensation.

        Our interim Chief Executive Officer's compensation consists of a base salary and the reimbursement of his temporary housing and commuting expenses, with the Board maintaining the authority to award him a discretionary bonus at the conclusion of his service in such capacity. The compensation provided to our Executive Vice President and Senior Vice Presidents consists of base salaries, short-term cash incentives and long-term equity incentives in the following proportions, at target levels:

        Base Salary.    The Compensation Committee reviews base salaries annually to reflect the experience, performance and scope of responsibility of each named executive officers and to ensure that executive salaries are appropriate to retain highly qualified individuals. The full Board measures the Chief Executive Officer's individual performance during the applicable fiscal year in the areas of strategic planning and execution, leadership, financial results, management development and succession planning, key stakeholder focus, ethics and Board relations, based upon individual assessments completed by each Director. The Compensation Committee reviews the Chief Executive Officer's assessments of the other named executive officers' individual performance during the applicable fiscal year in the areas of core and positional competencies. Salary adjustments are then made taking into account the performance assessment, the relative position of each named executive officer's current salary within the market range for his position, and the budgeted percentage increase for all officers as a group.

        For fiscal 2014, the Compensation Committee recommended, and the full Board approved, the following salary adjustments:

Name	Salary Adjustment
David R. Stern, EVP—Chief Financial Officer	1.5%
Christopher J. Adams, SVP—Operations	1.5%

        The starting salary for Mr. Kelly was established in consultation with Pay Governance at levels believed necessary to induce him to join the Company with reference to his individual experience and position responsibilities, as well as peer group data for comparable executives.

        The base salary to be paid to our interim Chief Executive Officer, Mr. Sweetwood, was developed with input from Pay Governance based upon comparable interim assignments.

        Short-Term Incentives.    Our named executive officers participate in our Annual Incentive Bonus Plan, which is a short-term incentive plan designed to reward the achievement of pre-established goals determined by the Compensation Committee to be critical to the Company's success. In order to directly align our named executive officers' short-term incentive compensation with that of our overall performance, these pre-established goals consist entirely of corporate (as opposed to individual) objectives. For fiscal 2014, the named executive officers' annual short-term incentive opportunities were as follows:

	% of Base Salary
Title	Threshold	Target	Maximum
Former President & CEO	50	100	200
Executive Vice President	37.5	75	150
Senior Vice Presidents	22.5	45	90

        In recognition of the increased amount of equity granted in 2014 (resulting from the elimination of retirement plan contributions), a portion of which was delivered in the form of performance share units having a return on invested capital (ROIC) component, we eliminated ROIC, which had been utilized in prior fiscal years, as a 2014 objective under our Annual Incentive Bonus Plan. In addition, in an effort to build momentum during the year, we established semi-annual, rather than annual, comparable store sales targets for fiscal 2014. As a result, the Compensation Committee recommended, and the full Board approved, the following objectives and associated weightings under the Annual Incentive Bonus Plan.

Objective	Weighting (%)	Threshold	Target	Maximum
Net Earnings(a)	60	$12,900,000	$16,100,000	$22,500,000
Comparable Store Sales Growth (First Half)(b)	20	0.0%	1.8%	3.8%
Comparable Store Sales Growth (Second Half)(b)	20	1.5%	4.1%	6.1%

(a)
Calculated before unusual, non-operating gains and losses.

(b)
Includes ecommerce sales.

        For fiscal 2014, the Compensation Committee established target levels that it believed were achievable, but also substantially uncertain. The Compensation Committee retains full discretion to award or withhold in its entirety, or to increase or decrease the amount of, short-term incentive plan compensation regardless of the attainment, or failure to attain, the relevant performance goal(s) (except that short-term incentive plan compensation cannot be increased in the case of compensation meant to qualify as "performance-based" compensation under Section 162(m) of the Internal Revenue Code).

        For fiscal 2014, the Company did not achieve its threshold results against its corporate objectives, so no short-term incentive plan compensation was paid to our named executive officers.

        Long-Term Incentives.    We believe that compensation through equity grants directly aligns the interests of management with those of the Company's shareholders. The Stock Incentive Plan provides for the grant of stock options at exercise prices equal to the fair market value (the mean of the high and low quoted selling prices) of Pep Boys stock on the date of grant, and for the grant of restricted stock units.

        As previously described above, beginning in fiscal 2014, in lieu of historically made retirement plan contributions, we increased the target percentage of base salary that long-term incentive grants represent. Such grants were delivered in the form of 40% performance-based vesting restricted stock units (PSUs), 40% stock options and 20% time-based vesting restricted stock units (RSUs). Stock options have a seven-year term and vest over three years. RSUs similarly vest over three years. Two-thirds of the 2014 PSUs are tied to the Company achieving at least a threshold return on invested capital and one-third are tied to achieving at least a threshold level of total shareholder return measured relative to our peer group. Both performance-based PSU metrics are measured as of the end of the ensuing three-year performance period. The Compensation Committee established target grant values for these long-term incentive components that, when added to the other components of compensation are intended to aggregate to a total target remuneration that is competitive with the market median of our peer group.

        In fiscal 2014, after considering the relative position of each named executive officer's total compensation to the market median of our peer group, the Compensation Committee recommended, and the full Board approved, the following long-term incentive levels as a percentage of base salary.

Title	Target % of Base Salary	2014 Actual Grant as a % of Base Salary
Former President & CEO	200%	200%
Executive Vice President	100%	100%
Senior Vice Presidents	80%	80%

        In addition, in connection with the resignation of our former President & Chief Executive Officer, the Compensation Committee recommended, and the full Board approved, the award of retention incentives to each of our senior executives, including the named executive officers David Stern, Chris Adams, and John Kelly. On September 26, 2014, each of these executives was granted restricted stock units with a value equal to 50% of their then current base salary and generally vesting, subject to the executive's continued employment, through December 31, 2015.

        Nonqualified Deferred Compensation.    As described above, (i) for fiscal 2014, we eliminated Company contributions under the Deferred Compensation Plan and (ii) for calendar 2015, we eliminated Company contributions under the Account Plan (supplemental executive retirement plan). Because the Company did not achieve certain pre-established Net Earnings targets, no Company contributions were made under our Account Plan in fiscal 2014.

        Other Benefits.    We do not offer executive perquisites other than an auto allowance that was provided to our former Chief Executive Officer, Mr. Odell. Our named executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, short and long-term disability, in each case, on the same basis as other employees, subject to applicable laws. Our named executive officers also are eligible to participate in the Pep Boys Savings Plan, which is a broad-based 401(k) plan made available to all employees, but for Internal Revenue Code testing purposes we limit employer matching contributions to 0.5% of our named executive officers' salary per year. We also provide vacation and other paid holidays to all employees, including our named executive officers.

        Employment Agreements.    All of our named executive officers (other than the interim Chief Executive Officer) have Change of Control Agreements that provide for double trigger severance benefits upon a termination following a change of control. The purpose of the Change of Control Agreements is to provide an incentive for our officers to remain in our employment and continue to focus on the best interests of Pep Boys without regard to any potential loss of employment due to a possible change of control.

        In addition, our Stock Incentive Plan provides that all equity awards issued subsequent to 2012 do not automatically vest upon the occurrence of a change of control, but rather only following a business combination, asset sale or liquidation transaction if the surviving company or successor does not assume such awards or convert them into awards of equivalent value (i.e. we have put in place double trigger vesting).

        We have also entered into Non-Competition Agreements with each of our named executive officers, other than the interim Chief Executive Officer, in order to prevent any of them from soliciting our employees or competing with us if they were to leave Pep Boys of their own volition. As consideration for such restrictive covenants, the Non-Competition Agreements provide for a severance payment to be made to a named executive officer if he is terminated by the Company without "cause."

        The resignation of our former President & Chief Executive Officer was accepted by our Board as a termination without cause under his Non-Competition Agreement. Pursuant to the terms of that agreement, in exchange for a severance payment equal to one year's base salary, Mr. Odell executed a release of any and all claims against the Company and agreed to hold all Company information confidential and not to solicit the Company's employees for a period of one year. In addition, in exchange for his agreement not to compete with Company for six months, Mr. Odell was given until March 25, 2015 to exercise certain of his vested stock options and provided with medical benefits and outplacement services until September 25, 2015.

        In connection with his appointment as interim Chief Executive Officer, Mr. Sweetwood entered into a letter agreement with the Company, which provides for payment to Mr. Sweetwood of a base salary at the rate of $70,000 per month and for reimbursement of Mr. Sweetwood's reasonable, out-of-pocket costs for temporary housing in Philadelphia, use of an automobile, and periodic air travel to and from his home in Atlanta, subject to a monthly limit established by the Board. Mr. Sweetwood is not eligible for director fees or equity awards during his service as interim Chief Executive Officer. In addition, the Board maintains the authority to award him a discretionary bonus at the conclusion of his service in such capacity.

        These agreements are fully described in "Employment Agreements with Named Executive Officers" below.

        No Gross-Up Payments.    None of our named executive officers has an agreement that provides for any gross-up to compensate for taxes incurred under Section 4999 of the Internal Revenue Code as a consequence of "golden parachute" payments upon a change of control.

        Recoupment Policy ("Clawback").    We will seek to recover, at the direction of the Compensation Committee, all or a portion of any compensation awarded or paid to a current or former officer, including our named executive officers, during the prior three fiscal years if (i) the amount of such compensation was based on the achievement of certain financial results that were subsequently the subject of a restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws and (ii) a lower award or payment would have been made to the officer based upon the restated financial results. If, however, the Compensation Committee determines that an officer engaged in misconduct that resulted in the obligation to restate or knew or should have known of such misconduct and failed to take appropriate action, then we will seek to recover the related compensation regardless of the fiscal year in which it was paid.

        Share Ownership Guidelines.    Our officers, including our named executive officers (other than the interim Chief Executive Officer), are subject to the following share ownership guidelines:

Title	Multiple of Annual Salary
President & CEO	5x
Executive Vice President	3x
Senior Vice President	2x
Vice President	1x

        The share ownership levels may be satisfied through direct share ownership and/or by holding unvested time-based RSUs and vested "in the money" stock options. Officers have five years from the later of their appointment to their then current position or the establishment of a higher ownership threshold for their position (as described above) to achieve their expected ownership levels. If in a shortfall position, (i) an officer may not sell Pep Boys Stock and (ii) all net after-tax shares acquired upon the exercise of stock options or the vesting of RSUs or PSUs must be retained. All of our named executive officers (other than the interim Chief Executive Officer, who is not subject to the guidelines) are either at their expected ownership level or are making the appropriate progress thereto based upon their time in position. In fiscal 2014, no named executive officer disposed of Pep Boys Stock in violation of our share ownership guidelines.

        Anti-hedging/pledging Policy.    Our officers, including our named executive officers and Directors are prohibited from entering into contracts, instruments or other transactions or purchasing securities (a) designed to hedge against their Company stock holdings, (b) that derive their value with or in relation to the price of a share of Company stock (except for transactions such as option exercises under the Stock Incentive Plan) or (c) that utilize Company stock in a margin account or pledge arrangement.

        Tax and Accounting Matters.    We consider the tax and accounting impact of each element of compensation in determining the appropriate compensation structure. For tax purposes, under Section 162(m) of the Internal Revenue Code, annual compensation payable to the named executive officers generally must not exceed $1 million in the aggregate during any year to be fully deductible. The Stock Incentive Plan is currently structured with the intention that stock option grants and performance-based RSUs may qualify as "performance based" compensation that is not subject to the $1 million deduction limit under Section 162(m). In order to compete effectively for the acquisition and retention of top executive talent, we believe that we must have the flexibility to pay salary, bonus and other compensation that may not be fully deductible under Section 162(m). Accordingly, the Compensation Committee retains complete authority to authorize payments that may not be deductible under Section 162(m) if it believes that such payments are in the best interests of Pep Boys and our shareholders. All compensation paid to the named executive officers in fiscal 2014 was fully deductible.

Compensation Committee Report

        We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based upon our review and discussion with management, we have recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement and in Pep Boys' Annual Report on Form 10-K for the fiscal year ended January 31, 2015 filed with the SEC.

        This report is submitted by M. Shân Atkins, Robert H. Hotz, James A. Mitarotonda and Andrea M. Weiss.

Summary Compensation Table

        The following table provides information regarding the fiscal 2014 compensation for Pep Boys' interim CEO, CFO and the three other executive officers in position as of the end of fiscal 2014 that received the highest compensation in fiscal 2014, as well as, a former executive. These executives are referred to herein as the "named executive officers." As explained in our Compensation Discussion and Analysis, the compensation provided to our named executive officers consists of base salaries, short-term cash incentives, long-term equity incentives, retirement plan contributions and health and welfare benefits.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($) (a)	Option Awards ($) (b)	Non-Equity Incentive Plan Compensation ($) (c)	All Other Compensation ($) (d)	Total ($)
John T. Sweetwood	2014	264,923	—	—	—	—	26,417	291,340
Interim CEO(e)
David R. Stern	2014	404,615	—	446,600	162,400	—	1,187	1,014,802
EVP—CFO(f)	2013	400,000	—	120,000	80,000	—	41,301	641,301
	2012	146,154	—	200,000	—	118,350	23,714	488,218
Christopher J. Adams	2014	354,038	—	348,145	113,680	—	20,357	836,220
SVP—Store Ops(g)	2013	302,885	150,000	154,000	56,000	—	47,853	710,738
John J. Kelly	2014	331,731	—	367,500	120,000	—	223	819,454
SVP—Merch(h)
Thomas J. Carey	2014	354,038	—	349,860	114,240	—	442	818,580
SVP—Chief	2013	355,250	—	85,800	57,200	—	60,583	558,833
Customer Officer(i)	2012	161,538	80,000	70,000	—	77,238	33,635	422,411
Michael R. Odell(j)	2014	597,361	—	996,000	664,000	—	842,375	3,099,736
President & CEO	2013	830,000	—	600,000	400,000	—	150,508	1,980,508
	2012	823,462	—	600,000	400,000	—	17,225	1,840,687

(a)
Represents the grant date fair value calculated under ASC 718.

(b)
Represents the grant date fair value calculated under ASC 718.

(c)
Represents amounts earned under our Annual Incentive Compensation Plan in the year reported, that were paid, or payable but deferred at the executive officer's election, in the following fiscal year.

(d)
For fiscal 2014, consists of the following dollar amounts:

	Stern	Adams	Kelly	Carey	Odell
Contributed (company match) under our 401(k) Savings Plan	650	—	—	—	650
Paid as an auto allowance	—	—	—	—	11,076
Representing group term life insurance premiums	537	357	223	442	649

For Mr. Sweetwood also includes $26,417 of temporary living and commuting expenses.

For Mr. Adams also includes $20,000 of relocation expenses.

For Mr. Odell also includes a severance payment of $830,000.

(e)
Mr. Sweetwood was appointed interim Chief Executive Officer on September 26, 2014. Amounts reflected represent compensation received on account of such appointment. Compensation received on account of Mr. Sweetwood's service as a Director is reflected in the "Director Compensation Table" on page 11.

(f)
Mr. Stern joined Pep Boys on September 10, 2012.

(g)
Mr. Adams joined Pep Boys on March 11, 2013.

(h)
Mr. Kelly joined Pep Boys on March 3, 2014.

(i)
Mr. Carey joined Pep Boys on August 6, 2012.

(j)
Mr. Odell ceased his employment with Pep Boys on September 26, 2014.

Grants of Plan Based Awards

        The following table shows (i) potential payouts under our short-term incentive program assuming specified pre-established corporate objectives were achieved in fiscal 2014, (ii) the customary annual equity grants made in fiscal 2014 in respect of fiscal 2013 service and (iii) retention grants made to the named executive officers in conjunction with Mr. Odell's resignation.

					All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)
		Estimated Potential Payouts Under Non-Equity Incentive Plan Awards(a)						Grant Date Fair Value of Stock and Option Awards ($) (b)
							Exercise or Base Price of Option Awards ($/Sh)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
David Stern	—	152,250	304,500	609,000	—	—	—	—
	4/18/14	—	—	—	—	40,907	10.375	162,400
	4/18/14	—	—	—	23,742	—	—	243,600
	9/26/14	—	—	—	21,527	—	—	203,000
Christopher J. Adams	—	79,931	159,863	319,725	—	—	—	—
	4/18/14	—	—	—	—	28,635	10.375	113,680
	4/18/14	—	—	—	16,620	—	—	170,520
	9/26/14	—	—	—	18,836	—	—	177,625
John J. Kelly	—	84,375	168,750	337,500	—	—	—	—
	4/18/14	—	—	—	—	30,227	10.375	120,000
	4/18/14	—	—	—	17,544	—	—	180,000
	9/26/14	—	—	—	19,833	—	—	187,500
Thomas J. Carey	—	80,325	160,650	321,300	—	—	—	—
	4/18/14	—	—	—	—	28,776	10.375	114,240
	4/18/14	—	—	—	16,702	—	—	171,360
	9/26/14	—	—	—	18,929	—	—	178,500
Michael R. Odell	4/18/14	—	—	—	—	167,254	10.375	664,000
	4/18/14	—	—	—	97,076	—	—	996,000

(a)
These columns reflect threshold, target and maximum amounts that were potentially payable under our Annual Incentive Bonus Plan to our named executive officers if certain corporate targets pre-established by our Compensation Committee were achieved in fiscal 2014. See "Compensation

  Discussion and Analysis" for a full discussion of our Annual Incentive Bonus Plan and "Summary Compensation Table" for amounts actually earned in fiscal 2014.

(b)
Represents the grant-date fair value calculated under ASC 718.

Outstanding Equity Awards at Fiscal Year-End Table

        The following table shows information regarding unexercised stock options and unvested RSUs held by the named executive officers as of January 31, 2015.

						Stock Awards
	Option Awards
								Market Value of Shares or Units of Stock That Have Not Yet Vested ($) (a)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)
David R. Stern	5,118	10,237	(b)	11.855	3/13/2020	—		—
	—	40,907	(c)	10.375	4/18/2021	—		—
	—	—		—	—	6,728	(d)	56,717
	—	—		—	—	10,127	(e)	85,371
	—	—		—	—	15,828	(f)	133,430
						7,914	(c)	66,715
	—	—		—	—	21,527	(g)	181,473
Christopher J. Adams	3,583	7,166	(b)	11.855	3/13/2020	—		—
	—	28,635	(c)	10.375	4/18/2021	—		—
	—	—		—	—	3,982	(h)	33,568
	—	—		—	—	7,089	(e)	59,760
	—	—		—	—	11,080	(f)	93,404
	—	—		—	—	5,540	(c)	46,702
	—	—		—	—	18,836	(g)	158,787
John J. Kelly	—	30,227	(c)	10.375	4/18/2021	—		—
	—	—		—	—	11,696	(f)	98,597
	—	—		—	—	5,848	(c)	49,299
	—	—		—	—	19,833	(g)	167,192
Thomas J. Carey	3,659	7,310	(b)	11.855	3/13/2020	—		—
	—	28,776	(c)	10.375	4/18/2021	—		—
	—	—		—	—	2,522	(i)	21,260
	—	—		—	—	7,241	(e)	61,042
	—	—		—	—	11,135	(f)	93,868
	—	—		—	—	5,567	(c)	46,930
	—	—		—	—	18,929	(g)	159,571

(a)
Based upon the closing price of a share of Pep Boys Stock on January 30, 2015 ($8.43).

(b)
One-half of such options became/become exercisable on each of March 13, 2015 and 2016.

(c)
One-third of such equity became/becomes exercisable on each of April 18, 2015, 2016 and 2017.

(d)
Such RSUs will vest on September 10, 2014.

(e)
Such RSUs will vest on March 13, 2016 if the Company achieves certain predetermined performance criteria.

(f)
Such RSUs will vest on April 18, 2017 if the Company achieves certain predetermined performance criteria.

(g)
Such RSUs will vest on December 31, 2015.

(h)
One-half of such RSUs vested/will vest on each of March 11, 2015 and 2016.

(i)
Such RSUs will vest on August 6, 2015.

Option Exercises and Stock Vested Table

        During fiscal 2014, no named executive officer exercised any stock options. The following table shows information regarding RSUs held by the named executive officers that vested during fiscal 2014.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (a)
David R. Stern	—	—	6,720	70,627
Christopher J. Adams	—	—	1991	25,485
Thomas J. Carey	—	—	2,523	28,081

        Based upon the closing price of a share of Pep Boys Stock on the vesting date.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

Nonqualified Defined Contribution Plan (our Account Plan)

        As explained in our Compensation Discussion and Analysis, beginning in 2015, we discontinued all (corporate and individual) contributions under our Account Plan. Individuals can continue to invest their account balances under the Account Plan while employed by Pep Boys to assist with their retirement savings.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
David R. Stern	—	—	48	—	40,048
Christopher J. Adams	—	—	33	—	27,629
Thomas J. Carey	—	—	2,986	—	38,511
Michael R. Odell	—	—	52,248	—	763,963

Nonqualified Deferred Compensation Plan

        As explained in our Compensation Discussion and Analysis, beginning in 2014, we discontinued all corporate contributions under our Nonqualified Deferred Compensation Plan. Individuals can continue to defer up to 20% of their salary and 100% of their bonus and invest such amounts in the Nonqualified Deferred Compensation Plan while employed by Pep Boys to assist with their retirement savings.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Forfeitures ($)	Aggregate Balance at Last FYE ($)
David R. Stern	—	—	(13,613)	—	—	36,087
John J. Kelly	—	29,134	(2)	—	—	29,132
Thomas J. Carey	—	—	(8,576)	—	—	22,735
Michael R. Odell	—	—	(266,427)	—	—	706,283

Employment Agreements with Named Executive Officers

        Change of Control Agreements.    All of our named executive officers (other than the interim Chief Executive Officer) have Change of Control Agreements that provide such named executive officer with a payment equal to two times the value of their annual salary, target bonus and welfare benefits (but not retirement benefits or auto allowances) and the vesting of all equity awards if such officer is terminated within two years following a change of control. A "rabbi" trust agreement has been established to better assure the named executive officers of the satisfaction of Pep Boys' obligations under their employment agreements following a change of control. For the purposes of these agreements, a change of control will be deemed to have taken place if:

  •
  incumbent directors (those in place on, or approved by two-thirds of those in place on, the date of the execution of the agreements) cease to constitute a majority of our Board;

  •
  any person becomes the beneficial owner of 35% or more of our voting securities;

  •
  the consummation of business combination transaction, unless immediately thereafter (1) more than 50% of the voting power of the resulting entity is represented by our shareholders immediately prior to such transaction, (2) no person is the beneficial owner of more than 20% of the resulting entity's voting securities and (3) at least a majority of the directors of the resulting entity were incumbent directors;

  •
  a sale of all or substantially all of our assets; or

  •
  the approval of a complete liquidation or dissolution of Pep Boys.

        Non-Competition Agreements.    We have also entered into Non-Competition Agreements with each of our named executive officers (other than the interim Chief Executive Officer) which provide for a severance payment equal to one year's base salary upon the termination of their employment without cause, in exchange for customary covenants regarding, competition and confidentiality during their employment and for one year thereafter.

        Interim Chief Executive Officer Letter Agreement.    In connection with his appointment as interim Chief Executive Officer, Mr. Sweetwood entered into a letter agreement with the Company, which provides for payment to Mr. Sweetwood of a base salary at the rate of $70,000 per month and for reimbursement of Mr. Sweetwood's reasonable, out-of-pocket costs for temporary housing in Philadelphia, use of an automobile, and periodic air travel to and from his home in Atlanta, subject to a monthly limit established by the Board. Mr. Sweetwood is not eligible for director fees or equity awards during his service as interim Chief Executive Officer. In addition, the Board maintains the authority to award him a discretionary bonus at the conclusion of his service as interim Chief Executive Officer.

Potential Payments Upon Termination or Change of Control

        The following table shows information regarding the payments and benefits that each named executive officer would have received under his Non-Competition Agreement assuming that he was terminated without cause as of January 31, 2015.

Name	Cash Payment ($)
David R. Stern	406,000
Christopher J. Adams	355,250
John J. Kelly	375,000
Thomas J. Carey	357,000

        The following table shows information regarding the payments and benefits that each named executive officer would have received under his Change of Control Agreement assuming that he was terminated immediately upon a change of control as of January 31, 2015.

Name	2X Base Salary ($)	2X Target Bonus ($)	2X Health and Welfare Benefits ($)	Value of Accelerated Vesting of Outstanding Equity Awards ($)(a)	Total ($)
David R. Stern	812,000	609,000	11,445	523,705	1,956,150
Christopher J. Adams	710,500	319,725	12,004	392,223	1,434,452
John J. Kelly	750,000	337,500	7,306	315,088	1,409,894
Thomas J. Carey	714,000	321,300	11,209	382,671	1,429,180

(a)
Represents the value of the accelerated vesting of all "in the money" stock options and RSUs at the closing price of a share of PBY Stock on January 31, 2015 ($8.43).

Mr. Sider's Employment Arrangement

        Mr. Sider was appointed as the Company's Chief Executive Officer on June 15, 2015. He was also appointed to the Board. Mr. Sider's compensation includes: (i) a base salary of $800,000, (ii) eligibility to earn a target annual bonus, pursuant to the terms of the Company's Annual Incentive Bonus Plan, equal to 100% of his base salary upon the achievement of certain predetermined corporate objectives (prorated for his time in service during fiscal 2015) and (iii) eligibility to receive an annual target award grant under the Company's Stock Incentive Plan valued at 120% of his base salary. In addition, as an executive officer of the Company, Mr. Sider entered into the Company's form of Change of Control and Non-Competition Agreements.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and 10% holders to file initial reports of ownership and reports of changes in ownership of Pep Boys Stock. Based solely upon a review of copies of such reports, we believe that during fiscal 2014, our directors, executive officers and 10% holders complied with all applicable Section 16(a) filing requirements.

EQUITY COMPENSATION PLAN INFORMATION

        The following table sets forth the Company's shares authorized for issuance under its equity compensation plans at January 31, 2015:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column(a))
Equity compensation plans approved by security holders	2,643,520	$5.39	4,392,242

        The Company maintains an Employee Stock Purchase Plan with an authorized aggregate share limit of 2,000,000 shares of Pep Boys' common stock. Eligible employees can elect to have up to 10 percent of compensation deducted for purchase of Company stock at a discount under the Plan. For fiscal 2014, 2013, and 2012, respectively, the total number of shares sold to employees was 73,058; 62,547; and 39,552. As of January 31, 2015, the total remaining for purchase was 1,803,880 shares.

 SHARE OWNERSHIP

Who are Pep Boys' largest shareholders?

        Based on a review of filings with the SEC, the following table provides information about those shareholders that beneficially own more than 5% of the outstanding shares of Pep Boys Stock as of November 12, 2015.

Name	Number of Shares Owned	Percent of Outstanding Shares
GAMCO Investors, Inc. and affiliates One Corporate Center Rye, NY 10580(a)	10,226,323	18.9%
Franklin Resources, Inc. and affiliates One Franklin Parkway San Mateo, CA 94403(b)	5,806,934	10.8%
BlackRock, Inc. 55 East 52nd Street New York, NY 10022(c)	4,755,753	8.9%
Dimensional Fund Advisors LP 6300 Bee Cave Road Austin, TX 78746(d)	4,494,459	8.4%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355(e)	3,166,279	5.9%

(a)
Based solely upon information disclosed in a Schedule 13D/A filed on October 29, 2015.

(b)
Based solely upon information disclosed in a Schedule 13G/A filed on June 10, 2015. Franklin Resources, Inc. and affiliates disclaim beneficial ownership of such shares.

(c)
Based solely upon information disclosed in a Schedule 13G/A filed on January 22, 2015.

(d)
Based solely upon information disclosed in a Schedule 13G/A filed on February 5, 2015. Dimensional Fund Advisers LP disclaims beneficial ownership of such shares.

(e)
Based solely upon information disclosed in a Schedule 13G/A filed on February 11, 2015.

How many shares do Pep Boys' directors and executive officers own?

        The following table shows how many shares our directors and executive officers named in the Summary Compensation Table beneficially owned on November 12, 2015. The business address for each of such individuals is 3111 West Allegheny Avenue, Philadelphia, PA 19132.

Name	Number of Shares Owned(a)	Percent of Outstanding Shares(b)
Robert H. Hotz	95,464	+
Scott P. Sider	—	+
Matthew Goldfarb	3,265	+
F. Jack Liebau, Jr.	3,265	+
Bruce M. Lisman	3,265	+
James A. Mitarotonda(c)	385,555	+
Robert L. Nardelli	5,101	+
Robert Rosenblatt	18,172	+
Jane Scaccetti	89,098	+
John T. Sweetwood	80,639	+
Andrea M. Weiss	18,172	+
David R. Stern	44,962	+
Christopher J. Adams	20,632	+
Thomas J. Carey	28,152	+
John J. Kelly	11,398	+
Michael R. Odell(d)	856,118	1.6%
Directors and executive officers as a group (19 people)	1,034,883	1.9%

+
Represents less than 1%.

(a)
Includes shares for which the named person has sole voting and investment power and non-voting interests including restricted stock units and deferred compensation accounted for as Pep Boys Stock. Also includes all shares underlying vested stock options, including shares that can be acquired through stock option exercises through January 11, 2016: Hotz—23,576, Mitarotonda—23,576; Scaccetti—23,576; Sweetwood—23,576; Stern—23,873; Adams—16,711; Carey—16,912; Kelly—10,076; and as a group—287,573.

(b)
Based on 54,108,894 Shares outstanding as of November 12, 2015

(c)
Mr. Mitarotonda is the sole shareholder and director of LNA Capital Corp., which is the general partner of Barington Capital Group, L.P., which is the majority member of Barington Companies Investors, LLC ("Barington Investors"). Barington Investors is the general partner of Barington Companies Equity Partners, L.P. ("Barington"). Barington beneficially owns 320,705 shares of Pep Boys Stock. Mr. Mitarotonda disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(d)
Mr. Odell's ownership is reported as of September 26, 2014, the last day of his employment with Pep Boys.

SCHEDULE A

        The following sets forth information with respect to the Potential Designees (including, as of November 12, 2015, age, business address, current principal occupation or employment and five-year employment history). Purchaser has informed the Company that each individual is a United States citizen. Unless otherwise noted, the business address of each Potential Designee is 333 East Lake Street, Bloomingdale, IL 60108.

        Stuart Crum, age 56, has served as President of Parent since August 2013. From May 2011 until August 2013, Mr. Crum was President of Jiffy Lube International. From 2008 until May 2011, Mr. Crum was General Manager, National Accounts for Shell Oil.

        Thomas J. Higgins, age 51, has served as President of the Consumer Integrated Group for Bridgestone Americas, Inc. since November 2014. From February 2012 until November 2014, Mr. Higgins was the North America regional President for Pfizer Consumer Healthcare. Prior to joining Pfizer Consumer Healthcare, Mr. Higgins held various management positions with Merck Consumer Care. Mr. Higgins's business address is 535 Marriott Drive, Nashville, Tennessee 37214.

        Eric Turner, age 50, has served as Executive Director of Finance for Parent since 2013. From 2006 until October 2011, Mr. Turner was Chief Financial Officer for the Tools and Hardware Business at Sears Holdings.

ANNEX B

October 25, 2015

Board of Directors The Pep Boys – Manny, Moe & Jack 3111 West Allegheny Avenue Philadelphia, PA 19132

Members of the Board of Directors:

        We understand that Bridgestone Retail Operations, LLC ("Parent"), TAJ Acquisition Co., a wholly owned subsidiary of Parent ("Merger Sub"), and The Pep Boys – Manny, Moe & Jack (the "Company"), propose to enter into an Agreement and Plan of Merger (the "Agreement"), which provides, among other things, for (i) a tender offer (the "Offer") for all of the issued and outstanding shares of common stock, par value $1.00 per share, of the Company ("Company Shares"), pursuant to which Merger Sub will pay $15.00 in cash (the "Offer Price") for each Company Share accepted, and (ii) following the consummation of the Offer, the merger of Merger Sub with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent (the "Merger", and together with the Offer, the "Transaction"), pursuant to which each issued and outstanding Company Share (other than (a) Company Shares owned by Parent, Merger Sub, the Company or any Subsidiary (as defined in the Agreement) of the Company and (b) Dissenting Shares (as defined in the Agreement) ((a) and (b), collectively, "Excluded Shares") will be converted into the right to receive an amount equal to the Offer Price (the "Merger Consideration"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

        The board of directors of the Company (the "Board") has requested our opinion as to whether the Offer Price or the Merger Consideration, as applicable, payable to the holders of Company Shares (other than Excluded Shares) in the Offer and the Merger pursuant to the Agreement is fair, from a financial point of view, to such holders.

        In arriving at our opinion set forth below, we have, among other things: (i) reviewed an execution version of the Agreement exchanged between Parent and the Company on October 25, 2015; (ii) reviewed certain publicly available business and financial information that we deemed to be generally relevant concerning the Company and the industry in which it operates, including certain publicly available research analyst reports and the reported price and historical trading activity for the Company Shares; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed generally relevant and the consideration received in such transactions; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other public companies we deemed generally relevant, including data relating to public market trading levels and implied trading multiples; (v) reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with us by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company (the "Forecasts"); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. In addition, we have held discussions with certain members of the management of the Company regarding the Transaction, the past and current business operations and financial condition and prospects of the Company, the Forecasts and certain other matters we believed necessary or appropriate to our inquiry.

        In arriving at our opinion, we have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to us by the Company and its associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities of the Company (including, without limitation, real property owned by the Company or to which the Company holds a leasehold interest), nor have any such valuations or appraisals been provided to us, and we do not express any opinion as to the value of such assets or liabilities. We have not evaluated the solvency or fair value of the Company or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Company or Parent. At the instruction of the management of the Company, we have used and relied upon the Forecasts for purposes of our opinion. In relying on the Forecasts, we have assumed, at the direction of the Company, that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company's management as to the expected future results of operations and financial condition of the Company. We express no view as to the reasonableness of the Forecasts and the assumptions on which they are based.

        We have assumed that the transactions contemplated by the Agreement will be consummated as contemplated in the Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the parties will comply with all material terms of the Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Transaction, no material delays, limitations, conditions or restrictions will be imposed. For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements and other information, financial or otherwise, relating to the Company made available to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We do not express any opinion as to any tax or other consequences that may result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters. We have relied as to all legal, tax and regulatory matters relevant to rendering our opinion upon the assessments made by the Company and its other advisors with respect to such issues. In arriving at our opinion, we have not taken into account any litigation, regulatory or other proceeding that is pending or may be brought against the Company or any of its affiliates. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any material respect from the draft of the Agreement reviewed by us.

        Our opinion is necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they exist and can be evaluated on, and the information made available to us as of, the date hereof and the conditions and prospects, financial and otherwise, of the Company as they were reflected in the information provided to us and as they were represented to us in discussions with the management of the Company. We are expressing no opinion herein as to the price at which Company Shares will trade at any future time. Our opinion is limited to the fairness, from a financial point of view, to the holders of Company Shares (other than Excluded Shares) of the Offer Price or the Merger Consideration, as applicable, payable to such holders in the Offer and the Merger pursuant to the Agreement and we express no opinion as to any underlying decision which the Company may make to engage in the Transaction or any alternative transaction. We do not express any opinion, nor have we been asked by the Board to express any opinion, as to the relative merits of the Transaction as compared to any alternative transaction, including any alternative transaction that the Board has considered and elected not to pursue. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Offer Price and the Merger Consideration to the extent expressly set forth herein, of the Transaction, the Agreement or any other agreement entered into in connection with the Transaction.

        We and our affiliates are engaged in investment banking, brokerage and financial advisory service activities. In the ordinary course of business, we and our affiliates may trade in the securities of Parent, the Company or any of their respective affiliates, for our own accounts or for the accounts of our affiliates and customers, and may at any time hold a long or short position in such securities. We are acting as financial advisor to the Company with respect to the Transaction and will receive a fee from the Company for our services, a portion of which is payable upon delivery of this opinion and the remaining portion of which is contingent upon the consummation of the Offer. In addition, the Company has agreed to reimburse certain of our expenses and indemnify us against certain liabilities that may arise out of our engagement. We or our affiliates may in the future provide financial services to the Company, Parent and/or their respective affiliates in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services.

        This opinion is provided for the benefit of the Board, solely in its capacity as such, in connection with and for the purpose of its evaluation of the Transaction. This opinion should not be construed as creating any fiduciary duty on our part to any party. This opinion does not constitute a recommendation to the Board as to whether to approve the Transaction or a recommendation as to whether or not any holder of Company Shares should tender such Company Shares in connection with the Offer or how any holder of Company Shares should vote or otherwise act with respect to the Merger or any other matter. In addition, the Board has not asked us to address, and this opinion does not address, (i) the fairness to, or any other consideration of, the holders of any class of securities (other than holders of Company Shares and then only to the extent expressly set forth herein) or creditors or other constituencies of the Company or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Offer Price and the Merger Consideration pursuant to the Agreement or otherwise.

        This opinion is given and speaks only as of the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion. This opinion has been approved by the Global Financial Advisory Commitment Committee of Rothschild Inc.

        On the basis of and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price or the Merger Consideration, as applicable, payable to the holders of Company Shares (other than Excluded Shares) in the Offer and the Merger pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,
/s/ Rothschild Inc. ROTHSCHILD INC.